As filed with the Securities and Exchange Commission on August 13, 2007
Registration No. 333 -

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MAXUM PETROLEUM HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	5171	26-0658733
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1455 East Putnam Avenue
Old Greenwich, Connecticut 06870
(203) 862-9370
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michel P. Salbaing
Chief Financial Officer
Maxum Petroleum Holdings, Inc.
1455 East Putnam Avenue
Old Greenwich, Connecticut 06870
(203) 862-9370
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard W. Porter, P.C. Kirkland & Ellis LLP 200 East Randolph Drive	Christian O. Nagler Kirkland & Ellis LLP Citigroup Center	Kris F. Heinzelman Cravath, Swaine & Moore LLP 825 Eighth Avenue
Chicago, Illinois 60601 (312) 861-2000	153 East 53rd Street New York, New York 10022	New York, New York 10019 (212) 474-1000
(312) 861-2200 (facsimile)	(212) 446-4800 (212) 446-4900 (facsimile)	(212) 474-3700 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)	Fee
Common stock $0.01 par value per share (including preferred stock purchase rights)(2)	$400,000,000	$12,280.00

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Rights initially will trade together with the common stock. The value attributable to the rights, if any, will be reflected in the market price of the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 13, 2007

           Shares

Maxum Petroleum Holdings, Inc.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $      and $      per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “MXP”.

We are selling           shares of our common stock and the selling stockholders are selling           shares of our common stock. We will not receive any of the proceeds from the shares of our common stock sold by the selling stockholders. The underwriters have an option to purchase a maximum of           additional shares of our common stock from           to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

		Underwriting	Proceeds to	Proceeds to
	Price to	Discounts and	Maxum Petroleum	the Selling
	Public	Commissions	Holdings, Inc.	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

If the underwriters exercise their over-allotment in full,           will receive net proceeds, after deducting underwriting discounts and commissions, of $      in the aggregate.

Delivery of the shares of our common stock will be made on or about          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Bear, Stearns & Co. Inc.	UBS Investment Bank

The date of this prospectus is          , 2007.

Page

Prospectus Summary	1
Risk Factors	12
Cautionary Note Regarding Forward-Looking Statements	23
Market and Industry Data and Forecasts	23
Use of Proceeds	24
Dividend Policy	25
Capitalization	26
Dilution	27
Unaudited Pro Forma Condensed Consolidated Financial Statements	28
Selected Historical Financial and Operating Data	36
Management’s Discussion and Analysis of Financial Condition and Results of Operations	38
Business	51
Management	67
Principal and Selling Stockholders	79
Arrangements Between Our Company and Related Parties	81
Description of Capital Stock	83
Shares Eligible for Future Sale	89
Material U.S. Federal Tax Consequences	91
Underwriting	93
Notice to Canadian Residents	96
Legal Matters	97
Experts	97
Where You Can Find More Information	98
Index to Financial Statements	F-1
EX-2.1: AGREEMENT AND PLAN OF MERGER
EX-2.2: FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER
EX-2.3: STOCK PURCHASE AGREEMENT
EX-2.4: STOCK PURCHASE AGREEMENT
EX-2.5: STOCK PURCHASE AGREEMENT
EX-2.6: STOCK PURCHASE AGREEMENT
EX-10.1: CREDIT AGREEMENT
EX-10.2: FIRST AMENDMENT TO THE CREDIT AGREEMENT
EX-10.3: SECOND AMENDMENT TO THE CREDIT AGREEMENT
EX-10.4: REVOLVING CREDIT AND SECURITY AGREEMENT
EX-10.5: FIRST AMENDMENT TO THE REVOLVING CREDIT AND SECURITY AGREEMENT
EX-10.6: SECOND AMENDMENT TO THE REVOLVING CREDIT AND SECURITY AGREEMENT
EX-10.7: PROFESSIONAL SERVICES AGREEMENT
EX-10.8: LETTER AGREEMENT
EX-10.9: EXECUTIVE AGREEMENT
EX-10.10: AMENDED AND RESTATED SENIOR MANAGEMENT AGREEMENT
EX-10.11: EXECUTIVE AREEMENT
EX-23.1: CONSENT OF GRANT THORNTON LLP
EX-23.2: CONSENT OF MCGLADREY & PULLEN, LLP
EX-23.3: CONSENT OF WINDES & MCCLAUGHRY

You should rely only on the information contained in this document or to which we have referred you. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until          , 2007 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus. It does not contain all of the information that you should consider in making your investment decision. For a more complete understanding of us and this offering, you should read and consider the entire prospectus, including the information set forth under “Risk Factors.” Except as otherwise required by the context, references to “we,” “us” and “our” are to Maxum Petroleum Holdings, Inc. (“Maxum Petroleum”) and its consolidated subsidiaries after giving effect to the merger of SPI Petroleum LLC (“SPI”) with and into Maxum Petroleum (the “Merger”). Unless otherwise indicated, we have derived industry data from publicly available sources that we believe are reliable. Where we describe financial and other data as being on a “pro forma” basis, we are adjusting the historical data for certain recent acquisitions, the Merger and this offering, as is more fully described under “Unaudited Pro Forma Condensed Consolidated Financial Statements.” References to a “fiscal” period refer to our fiscal year ending on June 30 in the given year.

Our Company

We are a leading independent energy logistics company that markets and distributes a comprehensive offering of refined petroleum products and provides value-added logistics and energy management services to a diverse customer base in the United States and the Panama Canal. We believe our procurement and logistics expertise, significant scale and refiner relationships, broad distribution platform, complementary and value-added services, proprietary information technology systems and experienced and deep management team make us unique in the industry and provide us with a competitive advantage. We have a successful track record of identifying, executing and integrating strategic acquisitions and are well positioned to lead the ongoing consolidation in the highly fragmented fuel and lubricant marketing and distribution industry.

According to U.S. Department of Energy 2006 data, the domestic refined petroleum marketing and distribution industry is approximately $360 billion in aggregate annual revenue and historically has experienced stable growth. In recent years, major oil companies have increasingly shifted their focus away from marketing and distribution activities to concentrate on their core drilling, exploration and production businesses. Major oil companies have also looked to reduce their distribution costs, contributing to a significant reduction in the number of independent refined petroleum marketers. In this climate, fuel purchasers are seeking full service solutions to better manage their fuel and lubricant procurement processes while refiners are seeking strong partners that have both the financial strength and distribution platform to guarantee placement of their products. We believe businesses often lack the required internal staffing, resources and market expertise and are seeking to outsource their fuel and lubricant procurement processes to reliable partners. With nearly 60 years of marketing and distribution experience, we believe we have the resources, capabilities, refiner relationships, infrastructure, technology and management expertise necessary to meet that demand.

We are one of the largest independent energy logistics companies in the country based on gallons of refined fuel and lubricants sold. We utilize a broad fuel and lubricant distribution platform that includes more than 425 supply racks as well as blending facilities and packaging and distribution centers in strategically important locations throughout the United States and in the Panama Canal. We offer a broad array of value-added services including remote and sensitive location delivery, on-site equipment monitoring and maintenance, fuel management programs, cost control programs, environmental services and equipment leasing. While we utilize common carriers to deliver refined petroleum products and services to easily accessible customer locations, we also maintain a specialized fleet of vehicles to reach remote and sensitive sites in rugged environments. The geographic and operational breadth of our products and services platform and transportation assets provide us with a competitive advantage and allow us to reliably and efficiently service national accounts with a single source of supply.

In addition to experiencing strong organic growth, we have identified and successfully integrated a number of accretive and synergistic acquisitions. The businesses we acquired have expanded our geographic footprint, diversified our product and service offerings and generated significant revenue and cost synergies. Our acquisition and integration strategy is designed to minimize operating disruptions and ensure continuity when companies are acquired. We expect to benefit from continuing industry consolidation trends and have a significant pipeline of strategic targets that could further increase our scale and improve our margins.

We manage most of our business, including all of our fuel business, to optimize the spread or margin between the cost at which we purchase product from refiners and the price at which we are able to sell it to our customers. Typically, we charge our customers a pre-agreed mark-up of a benchmark cost of a particular product. While the market prices of diesel and gasoline have been volatile historically, the size of the spread is related more to customer relationships and services provided rather than to the market price for the fuel sold. This volatility, although it can materially affect our revenue, does not necessarily affect our profitability which is a function of gross profit per unit.

From fiscal 2005 to fiscal 2007, we increased our diesel gallons sold from 527 million to           and increased our lubricant gallons sold from 6 million to          . At the same time, our gross profits have grown from $36 million in fiscal 2005 to $      million in fiscal 2007, representing a compounded annual growth rate of     %. We have achieved this growth while employing a disciplined capital expenditure program. For fiscal 2006 and fiscal 2007, our capital expenditures were $9 million and $     , respectively.

Our Competitive Strengths

Leading Position in a Large, Growing and Fragmented Industry

We are one of the largest independent energy logistics companies in the country with over           gallons of diesel fuel and           gallons of lubricants sold during fiscal 2007. According to U.S. Department of Energy data, the U.S. refined petroleum marketing and distribution industry was approximately $360 billion in 2006. Industry data indicate that domestic liquid fuel consumption has grown steadily, increasing from 17.0 million barrels daily in 1990 to 20.7 million barrels daily in 2006. As the U.S. economy relies heavily on refined petroleum products to ensure the movement of people and products, the stable demand for these products is expected to continue. According to Petroleum Trends International, Inc., today there are approximately 6,900 domestic fuel marketers and distributors operating primarily within their respective local or regional markets, which is a significant decline from more than 12,000 only ten years ago. This decline has largely been driven by the major petroleum refiners looking to reduce their distribution costs and decrease the number of distributor relationships. In addition, larger marketing and distribution companies have acquired smaller, local competitors to achieve greater purchasing power and financial resources, lower cost structures, stronger refiner relationships and proprietary service offerings. This trend is expected to continue as refiners further consolidate their relationships and local marketers are absorbed by larger competitors or exit the market due to limited access to capital, lack of purchasing power, increasing safety and environmental regulations and rising minimum fuel purchase requirements. As one of the largest marketers with nearly 60 years of operating history, we believe we are well positioned to continue to increase our market share both organically and through acquisitions.

Customer-Focused Business Model

We believe our products and services offer a unique mix of advantages that inspire customer loyalty, improve customer retention and add value. These advantages include a broad distribution platform built on longstanding relationships with leading fuel and lubricant refiners and a broad array of value-added logistics and energy management services. These services include the delivery of fuel and lubricants to remote and sensitive locations, on-site equipment monitoring and maintenance, fuel management programs, cost control programs, environmental services and equipment leasing. Through our comprehensive and differentiated product and service offering, we are able to provide “one-stop shop” capabilities to our customers. In addition, we believe our customers value our ability to ensure safe, reliable and timely delivery. We believe these factors have combined to foster stronger relationships and greater customer loyalty.

Significant Purchasing Power and Proprietary Best Buy Procurement System

On an annual basis, we presently purchase 1.4 billion gallons of diesel fuel and 45 million gallons of lubricants, making us one of the largest purchasers and suppliers of these products in the United States. We maintain numerous agreements with a diverse group of refiners and service a number of national accounts. The frequency and volume of our purchases provide us economies of scale in procurement. Our significant scale allows us to obtain favorable pricing from our refiners, in part by negotiating bulk purchases to achieve substantial cost savings, which represents a significant advantage when competing against smaller, regional players. Furthermore, by leveraging our broad footprint and our knowledge of local market dynamics, we have developed a proprietary procurement system called “Best Buy.” Our Best Buy proprietary software program analyzes fuel prices at, and transportation costs from, each of the more than 425 supply racks from which we procure fuel in order to identify the lowest fuel price available in any region on any given day.

Diversified Customer Base

Our customer base includes over 20,000 companies across a broad range of industries including drilling, exploration and production, commercial and industrial, marine, government, railroad, trucking, automotive and other sectors. We have a leading market position in a number of these end markets and sole supplier arrangements with a growing number of our customers. In fiscal 2007, no single customer accounted for more than 5% of our total sales, and the average length of our relationships with our top ten customers was more than 20 years. Our customers are located throughout the Midwest, Mid-Continent, Southwest, West Coast and Central Appalachian regions of the United States and in the Panama Canal.

Longstanding Refiner and Lubricant Manufacturer Relationships

One of the most critical issues for our customers is reliability of supply. We have strong relationships with, and purchase fuel and lubricants from, market leading petroleum refiners and lubricant manufacturers, including BP, Citgo, Shell Oil, Marathon, Valero and Chevron. The average length of our relationships with our top five suppliers is more than 20 years. We are a significant customer of the refiners given the volume of fuel and lubricants we regularly purchase. Additionally, our importance as a leading marketer and distributor has helped us to maintain access to refined petroleum products in times of supply shortages or disruption, such as the 2005 hurricane season.

Experienced Management Team

We are led by an experienced management team with significant operating and financial expertise. Our key managers have an average of more than 20 years of relevant experience. In addition to having significant industry experience, our senior management team has a strong track record of identifying, completing and integrating acquisitions. We have also retained key members of our acquired companies’ management teams, which provides our management team with further depth and experience. After this offering, our management will own     % of our common stock.

Our Strategy

We intend to build upon our position as a leading independent energy logistics company in the United States and the Panama Canal through organic growth, geographic expansion in underserved markets, selective acquisitions and operating efficiencies.

Drive Organic Growth

We intend to drive organic growth by providing existing customers with more value-added services, taking advantage of cross-selling opportunities and displacing smaller marketers that are unable to compete due to the increased expectations of customers and refiners. We believe our value-added services both drive growth through the revenue they produce and strengthen our relationships with our customers by better satisfying their full range of needs. In addition, our acquisitions have historically resulted in significant cross-selling opportunities as they provide an established customer portfolio to which we can sell other products and services. Acquired companies in new regions also provide a platform for delivery of our products and services to our existing customers’ operations in these regions. We believe this promotes customer loyalty and reduces customer turnover.

Expand Customer Base in Underserved Markets

We plan to continue to leverage our existing logistics infrastructure, industry knowledge and operating experience to expand into new geographies, new product lines and new market and industrial channels. Such expansion will allow us to attract new customers that are currently underserved by smaller, independent distributors that may not have our resources and capabilities or the breadth of our product and service offerings. For example, we actively pursue customers in rugged or sensitive environments, such as mountainous regions, mines and marine areas, where we can generally obtain higher margins for our fuel and lubricant deliveries and services.

Continue to Grow with Selective Acquisitions

Over the course of our history, we have successfully identified, executed and integrated a number of strategic acquisitions, and we believe that industry consolidation trends and our pipeline of strategic targets will provide us with continued growth opportunities. We intend to target accretive acquisitions that meet our operational and financial criteria. Our acquisition strategy will continue to focus on strengthening our competitive position by enhancing our product and service offering, increasing our scale, improving operating efficiencies and expanding and diversifying our geographic coverage and customer base.

Continue to Improve Overall Operating Efficiencies

We seek to minimize our cost of fuel procurement by taking advantage of economies of scale and differences in fuel prices throughout the United States. As we increase our fuel and lubricant purchases, expand our geographic footprint and implement the Best Buy procurement system over a larger network, we expect to realize continued procurement savings. An expanded geographic footprint will also enable us to develop more sole supply relationships with larger regional and national customers, which should result in a more efficient use of our assets and increase reliability of supply for the customer base. As we continue to grow and integrate acquisitions, we expect to further drive efficiency and synergy improvements through the consolidation of insurance purchasing and other administrative and operational functions.

Our Markets

The refined petroleum marketing and distribution industry in the United States primarily consists of the marketing and distribution of gasoline, distillate fuel oil (mainly diesel), lubricating oil and residual fuel oil and the provision of value-added logistics services. Independent fuel distributors purchase products from refiners or other distributors and then resell them to fixed retail outlets, end users or other distributors. According to U.S. Department of Energy 2006 data, the domestic refined petroleum marketing and distribution industry is approximately $360 billion in aggregate annual revenue.

Diesel Fuel

Most diesel fuel sold in the United States is re-sold by petroleum marketers and distributors, rather than sold directly by the major oil companies to end users.

According to the U.S. Energy Information Administration, from 1980 to 2006, U.S. consumption of distillate fuel oil, which is used to produce diesel fuel, increased from 2.9 million barrels per day to 4.2 million barrels per day. Continuing economic growth and global industrialization is expected to drive the demand for diesel fuel, since it is the primary fuel used in trucking, railroads and various commercial and industrial applications. Domestic consumption of distillate fuel oil is expected to reach 4.5 million barrels per day in 2010 and 4.9 million barrels per day in 2015. The U.S. economy is the largest consumer of petroleum-based products in the world. Given its heavy reliance on these products, demand is relatively insulated from price movements. The table below compares the historically stable growth in demand for distillate fuel oil with GDP and price per diesel gallon:

Note: Diesel fuel price in real May 2007 dollars. Diesel volume is an annual average in millions of refiner-produced No. 2 diesel gallons per day taken from monthly averages for each year. All data from U.S. Energy Information Administration.

Lubricants

Lubricant distributors in the United States focus on serving commercial and industrial users (C&I), passenger car motor oil suppliers (PCMO) and original equipment manufacturers (OEMs). In many instances, lubricant distributors also blend lubricants, under both major oil company brands and private labels.

Lubricants consumed by industrial and manufacturing companies have become higher profile given how critical they are to ensuring the reliable and continuous operation of manufacturing and industrial equipment such as drilling rigs, mining equipment, agricultural equipment and other production machinery. The increasing importance of lubricants in industrial and manufacturing applications is expected to drive continued growth in demand. According to Petroleum Trends International, Inc., lubricant demand in the United States reached an estimated 2.8 billion gallons, valued at $15.7 billion in 2006. The largest segment is the industrial lubricants market, at an estimated 1.3 billion gallons, followed by consumer automotive at 831 million gallons and commercial automotive at 635 million.

Services

Petroleum distribution services include fuel and lubricant supply and delivery, asset management, used oil recycling, on-site refueling, fuel testing and lubricant blending. As major oil producers focus on exploration and development while reducing downstream marketing activities, business customers of fuel and lubricant distributors increasingly require critical knowledge and expertise in managing fuel procurement. Value-added services bundled with fuel and lubricant distribution allow diversified distributors to gain market share with customers seeking a single distributor for all of their petroleum-related needs.

Consolidation Among Suppliers

The current petroleum industry landscape has been shaped by a consolidation wave that began approximately a decade ago. Over the last ten years, mergers among major petroleum product producers formed what are now major oil companies, such as BP, Chevron, ExxonMobil, Shell Oil and ConocoPhillips. Merger and acquisition activity has also reduced the number of major finished lubricant manufacturers from 11 to six. The current leading lubricant manufacturers are Shell Oil, ExxonMobil, Chevron, Citgo, ConocoPhillips and BP-Castrol. Currently, there are fewer than 150 refiners and manufacturers active in the U.S. petroleum production industry.

In addition to consolidating, major oil companies and refiners have been increasingly divesting their downstream marketing and distribution businesses in order to focus on their core exploration and refining businesses. As a result, the need for independent distributors that offer value-added logistics services to customers has significantly increased.

Consolidation Among Distributors

Oil companies and refiners usually work with a core group of distributors and have maintained relationships with those distributors that have the most developed platforms and are capable of handling an increased volume of their production. Refiners increasingly view their relationship with the distribution partner as an extension of their brand and logistics network and not just as a product reseller. Consequently, refiners are becoming increasingly selective. Distributors with better access to capital to invest, broad product and service offerings and large networks are more likely to have strong relationships with refiners.

Our Structure

The diagram below summarizes our corporate structure immediately following the completion of the offering:

Our History and Our Sponsors

Maxum Petroleum is a Delaware corporation that was formed to undertake this offering. Immediately prior to this offering, our predecessor company, SPI, will be merged with and into Maxum Petroleum with Maxum Petroleum being the surviving corporation. SPI was formed in October 2003 by Northwest Capital Appreciation, Waud Capital Partners and RBC Capital Partners (through its private equity energy investment managers, Cadent Energy Partners) (collectively, the “Sponsors”) for the purpose of launching a consolidation vehicle in the refined petroleum marketing and distribution industry. Since the formation of SPI, we have grown organically and through acquisitions, including Simons Petroleum, Inc. in April 2004, Trevco, Inc. in June 2005, Hartney Fuel Oil Co. in January 2006, Pecos, Inc. (which includes General Petroleum Corporation and Rainier Petroleum Corp.) and Canyon State Oil Company, Inc. in September 2006 and Petroleum Products, Inc. in May 2007.

Risk Factors

Investment in our common stock involves substantial risks. You should read and consider the information set forth under the heading “Risk Factors” and all other information included in this prospectus before investing in our common stock.

Additional Information

Our principal executive offices are located at 1455 East Putnam Avenue, Old Greenwich, Connecticut 06870 and our telephone number is (203) 862-9370. We maintain a web site at www.maxumpetroleum.com. The information on our web site does not constitute a part of this prospectus.

The Offering

The issuer	Maxum Petroleum Holdings, Inc.

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Underwriters’ over-allotment option	shares from

Common stock to be outstanding after this offering	shares ( shares if the underwriters’ overallotment option is exercised in full)

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from our offering of our common stock, after deducting underwriting discounts and other estimated expenses, assuming the shares are offered at $ per share, which is the midpoint of the estimated offering price range shown on the front cover page of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders. We will use the net proceeds from this offering to repay all amounts outstanding under our senior secured term loan and the balance to repay a portion of the outstanding borrowings under our revolving credit facility. See “Use of Proceeds” for additional details.

Dividend Policy	We currently do not expect to pay dividends or make any other distribution on our common stock in the foreseeable future. See “Dividend Policy” for additional details.

Listing	We have applied to list the common shares on the New York Stock Exchange under the symbol “MXP”.

The number of shares to be outstanding after this offering is based on           shares of common stock outstanding as of          , 2007 and excludes           shares of common stock reserved for future grant under our 2007 Equity Incentive Plan.

Unless we specifically state otherwise, the information in this prospectus assumes:

•	that our common stock will be sold at $ per share, which is the midpoint of the estimated offering price range shown on the front cover page of this prospectus;

•	that the underwriters will not exercise their over-allotment option; and

•	a -for-one split of shares of our common stock, which will become effective prior to the completion of the offering.

Summary Historical and Pro Forma Financial and Operating Data

The following table sets forth summary historical financial and operating data for SPI as of and for the dates and periods indicated and summary unaudited pro forma financial data for the year ended June 30, 2006 and as of and for the nine months ended March 31, 2007. We have derived the summary historical financial data as of and for the years ended June 30, 2005 and 2006 from the audited consolidated financial statements of SPI included elsewhere in this prospectus. We have derived the summary historical financial data for the nine months ended March 31, 2006 and as of and for the nine months ended March 31, 2007 from the unaudited condensed consolidated financial statements of SPI included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for such periods. The historical financial statements do not reflect what our results of operations and financial position would have been had we been a stand-alone, public company for the periods presented and are not necessarily indicative of our financial position or results of operations as of any future date or for any future period. Operating results for the nine months ended March 31, 2007 are not necessarily indicative of results that may be expected for the full fiscal year.

We have derived the summary unaudited pro forma financial data for the year ended June 30, 2006 and as of and for the nine months ended March 31, 2007 from the unaudited pro forma financial statements set forth under “Unaudited Pro Forma Condensed Consolidated Financial Statements.” The unaudited pro forma financial statements give effect to the following transactions:

•	our acquisition of Hartney Fuel Oil Co. and related companies (“Hartney”) in January 2006;

•	our acquisition of Pecos, Inc. and its subsidiaries (“Pecos”) in September 2006;

•	our acquisition of Canyon State Oil Company, Inc. and its subsidiary (“Canyon”) in September 2006;

•	our acquisition of Petroleum Products, Inc. and a related company (together, “PPI”) in May 2007;

•	the Merger; and

•	this offering, including the use of proceeds therefrom as described in “Use of Proceeds” (the “Offering”).

The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2006 gives effect to all the transactions as if they had occurred on July 1, 2005. The unaudited pro forma condensed consolidated statement of operations for the nine months ended March 31, 2007 gives effect to our acquisitions of Pecos, Canyon and PPI, the Merger and the Offering as if they had occurred on July 1, 2005. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2007 gives effect to our acquisition of PPI, the Merger and the Offering as if they had occurred on March 31, 2007. For a description of the assumptions used in preparing the unaudited pro forma financial statements, see “Unaudited Pro Forma Condensed Consolidated Financial Statements.” The summary unaudited pro forma financial statements are presented for informational purposes only, do not purport to represent what our results of operations or financial condition actually would have been had the relevant transactions been consummated on the dates indicated and are not necessarily indicative of our results of operations for any future period or our financial condition as of any future date.

The following summary financial information is qualified in its entirety by reference to, and should be read in conjunction with, our historical consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	SPI Petroleum LLC
	Historical				Pro Forma
			Nine Months		Year	Nine Months
			Ended		Ended	Ended
	Years Ended June 30,		March 31,		June 30,	March 31,
	2005	2006	2006	2007	2006	2007
	(In thousands)

Statement of Operations Data:
Revenues	$843,916	$1,612,613	$1,062,730	$2,217,165	$	$
Cost of revenues	807,489	1,545,311	1,017,184	2,077,611

Gross profit	36,427	67,302	45,546	139,554
Selling, general and administrative	25,400	36,640	25,867	85,539
Depreciation and amortization	4,703	7,178	5,042	13,928

Operating income	6,324	23,484	14,637	40,087
Interest expense	(3,678)	(6,373)	(4,528)	(14,631)
Loss from the early extinguishment of debt	—	—	—	(1,008)
Interest and other income	583	676	363	1,024
Change in derivative fair value	80	919	480	(1,219)

Income before income taxes	3,309	18,706	10,952	24,253
Income taxes	1,458	6,306	4,293	9,655

Net income	$1,851	$12,400	$6,659	$14,598	$	$

Balance Sheet Data (at period end):
Working capital(1)	$44,012	$77,958		$160,978		$
Property and equipment, net	12,551	17,300		56,349
Total assets	153,714	238,878		551,348
Total debt	61,490	96,641		254,765
Total equity	29,029	46,659		95,055

Cash Flow Data:
Cash provided by (used in):
Operating activities	$(10,176)	$(11,444)	$30,462	$37,667
Investing activities	(9,916)	(21,384)	(21,913)	(210,088)
Financing activities	20,855	35,048	(7,087)	174,254
Capital expenditures	3,391	8,656	8,476	19,214

Other Financial Data:
EBITDA(2)	$11,690	$32,257	$20,522	$52,812	$	$

Operating Data (gallons):
Diesel	526,976	737,343	503,312	936,525
Lubricants	5,985	7,130	5,270	22,162
Gasoline	14,471	18,664	13,330	41,270

(1)	Represents total current assets less total current liabilities.

(2)	EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization. We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes, that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether capital assets are being allocated efficiently. EBITDA is not a measure of performance under GAAP and our computation of EBITDA may vary from that of others in our industry. EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, EBITDA:

•	does not reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in, or cash requirements for, our working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	excludes tax payments that represent a reduction in cash available to us; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

The following table provides a reconciliation of net income to EBITDA:

	SPI Petroleum LLC
	Historical				Pro Forma
	Years		Nine Months		Year	Nine Months
	Ended		Ended		Ended	Ended
	June 30,		March 31,		June 30,	March 31,
	2005	2006	2006	2007	2006	2007
	(In thousands)

Net income	$1,851	$12,400	$6,659	$14,598	$	$
Plus:
Tax expense	1,458	6,306	4,293	9,655
Interest expense	3,678	6,373	4,528	14,631
Depreciation and amortization	4,703	7,178	5,042	13,928

EBITDA	$11,690	$32,257	$20,522	$52,812	$	$

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider and evaluate all the information in this prospectus, including the risks and uncertainties described below, before purchasing our common stock. If any of the following risks actually occur, our business, financial condition, operating results or cash flow could be materially and adversely affected and you might lose all or part of your investment in our common stock. Additional risks and uncertainties not presently known to us or not believed by us to be material may also negatively impact us.

Risks Relating to Our Business

Our business is subject to the risk of supplier concentration.

We depend on a limited number of suppliers for the sourcing of our refined petroleum products. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. The partial or complete loss of one of these suppliers, or a significant adverse change in our relationship with any of these suppliers, could result in lost revenue, added costs and distribution delays that cold harm our business and customer relationships. In addition, concentration in our supply chain can exacerbate our exposure to risks associated with the termination by key suppliers of our distribution agreements or any adverse change in the terms of such agreements, which could have a negative impact on our revenues and profitability.

Changes in the market price of fuel may adversely affect our business and financial condition.

Although we generally charge our customers a spread over prevailing market prices, fluctuations in the price of petroleum products could still have adverse effects on our business. For instance, increases in fuel prices will lead to increases in our inventory and accounts receivable, which would increase our working capital needs. This could require us to increase borrowings under our revolving credit facility, which would increase interest expense. In addition, increases in fuel prices could adversely affect our customers’ businesses and consequently increase our credit losses or reduce demand for our services. Increases in fuel prices could also affect the amount of fuel our suppliers extend to us on credit, which may further affect our liquidity and profitability. Conversely, a sudden, significant and rapid decline in fuel prices could adversely affect our profitability because inventory we purchased when fuel prices were high would be sold at lower prices.

We face intense competition, including against companies with greater capital resources and control of or access to greater supplies of refined petroleum products.

Our competitors include terminal companies, major integrated oil companies and their marketing affiliates and independent marketers and distributors of varying sizes, financial resources and experience. Some of our competitors have greater capital resources and control of or access to greater supplies of refined petroleum products. Other competitors have greater experience and stronger relationships in their local markets. In addition, it is possible that our existing suppliers may decide to compete with us by distributing their products directly to our customers. If a competitor attempts to increase market share by reducing prices, our operating results could be adversely affected. If we are unable to compete effectively, we may lose existing customers or fail to acquire new customers, which could have a material adverse effect on our business, financial condition and results of operations. We describe the competition we face in greater detail under “Business — Competition.”

Material disruptions in the availability or supply of oil may reduce the supply of our products and have a material adverse impact on our revenue, financial condition and results of operations.

The success of our business depends upon our ability to purchase, sell and deliver refined petroleum products to our customers. Factors such as political instability, natural disasters, terrorist activity, military action or other similar conditions, as well as extreme market demand, may disrupt the availability or supply of oil and consequently decrease the supply of refined petroleum products. This could cause the price we pay for products to rise or may prevent us from obtaining supply at all, which would lead to a loss of revenue and could possibly damage our customer relationships. In addition, we may be required to pay more for product that we purchase on the open market to cover any shortfall. Given our dependence on a limited number of suppliers, the failure or inability of even a few of our suppliers to adequately supply us could significantly harm our sales. Decreased availability or supply of oil may have a material adverse impact on our revenue, financial condition and results of operations.

Our operations are subject to federal, state, and local laws and regulations relating to environmental protection that could require us to incur substantial costs.

The risk of substantial environmental costs and liabilities is inherent in our operations, which involve the receipt, storage and redelivery of refined petroleum products. We are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment and related matters. Compliance with these laws and regulations increases our overall costs, including our capital costs to maintain and upgrade equipment and facilities. We utilize a number of facilities that are owned and operated by third parties who are also subject to these stringent environmental laws and regulations in their operations. Their compliance with these requirements could increase the cost of doing business with these facilities.

In addition, our operations could be adversely affected if shippers of refined petroleum products incur additional costs or liabilities associated with marine environmental regulations. These shippers could increase their charges to us or discontinue service altogether.

Various governmental authorities, including the U.S. Environmental Protection Agency, have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including fines, injunctions or both. Joint and several strict liability may be incurred without regard to fault, or the legality of the original conduct, under federal and state environmental laws for the remediation of contaminated areas at our facilities and those where we do business. Private parties, including the owners of properties located near our facilities and those with whom we do business, also may have the right to pursue legal actions against us to enforce compliance with environmental laws, as well as seek damages for personal injury or property damage. We may also be held liable for damages to natural resources.

New, stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may incur increased costs because of stricter pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely affect our products and activities, including the storage of refined product, as well as waste management and our control of air emissions. Because the laws and regulations applicable to our operations are subject to change, compliance with future laws, regulations or enforcement policies may have a material effect on our results of operations or earnings. See “Business — Environmental” for more information.

We may not be able to renew our leases or our agreements for dedicated storage when they expire.

The properties that we own or lease or at which we maintain dedicated storage facilities play a key role in moving product to our customers. We lease 58 dedicated storage and distribution facilities. These include several key locations, such as our marine facilities, that would be difficult or impossible for us to replace or replicate. The agreements governing our lease arrangements are for various terms ranging from less than one year to approximately eleven years. Several agreements relating to our marine facilities have terms that expire in less than one year. These agreements may not be renewed when they expire, or if renewed, may not be renewed at similar rates and on similar terms. If we are unable to renew these agreements at rates and on terms comparable to those of today, it could have an adverse effect on our business, financial condition and results of operations.

If we do not make acquisitions on economically acceptable terms, our future growth may be limited.

Our ability to grow substantially depends on our ability to make acquisitions that are accretive to earnings. We may be unable to make such accretive acquisitions for any of the following reasons:

•	we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts for them;

•	we are unable to raise financing for such acquisitions on economically acceptable terms; or

•	we are outbid by competitors.

In addition, we may consummate acquisitions, which at the time of consummation we believe will be accretive, but which ultimately may not be accretive.

If any of these events occurred, our future growth would be limited.

Businesses we may acquire in the future could expose us to increased operating risks.

As part of our growth strategy, we have made and intend to make acquisitions of other petroleum marketers and distributors that result in an increase in operating surplus per unit. This expansion could expose us to additional risks, including:

•	our inability to effectively integrate and manage acquired businesses;

•	potential disruption of our ongoing business;

•	the diversion of management’s time and attention from our core business;

•	the risk of entering markets in which we have limited or no prior experience;

•	difficulty in retaining key technical and managerial personnel;

•	the incurrence of debt or significant cash expenditures;

•	difficulty in bundling and cross-selling our other products in the market covered by the acquired company; and

•	problems with petroleum product quality, legal issues, contingent liabilities or other significant risks that we may not detect through the due diligence process.

Although we endeavor to evaluate the risks inherent in any particular transaction, we may not properly ascertain all such risks. In addition, future acquisitions may also result in potentially dilutive issuances of equity securities and may affect the market price of our common stock. Difficulties encountered with acquisitions may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully integrate acquisitions into our business.

Our acquisition strategy requires that we successfully integrate acquired companies into our business practices as well as our procurement, management and proprietary information technology systems. We may not be successful in implementing our business practices at acquired companies, and our acquisitions could face difficulty in transitioning from their previous information technology systems to our own. Any such difficulties could affect our financial performance and operations. In addition, our business strategy and future growth depend in large part on our ability to cross-sell our existing products to customers of acquired companies and the products of acquired companies to our existing customers. If we are unsuccessful in taking advantage of these opportunities, our performance and financial results will suffer.

Our contracts may be terminated due to events beyond our control.

We have entered into agreements that are integral to our business with a number of third parties. Many of these agreements are subject to termination upon short notice and could be difficult to replace. One of our distribution partners sent a notice of cancellation on May 8, 2007 cancelling one of our material contracts. The contract contemplates an 18-month wind-down period. We are currently in negotiations with the distribution partner regarding this contract. The termination of one or more of our contracts could negatively impact our distribution capabilities and have a material adverse effect on our financial condition and results of operations.

Our operations are subject to federal, state, and local laws and regulations relating to operational safety and security that could require us to incur substantial costs.

The workplaces we operate are subject to the requirements of the Occupational Safety and Health Act (“OSHA”), and comparable state statutes that regulate the protection of the health and safety of workers. The OSHA hazard communication standard requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to our employees, state and local government authorities and local residents. In addition, the operation of our specialized vehicle fleet and its transportation of petroleum-based products are subject to extensive regulation by the U.S. Department of Transportation under the Federal Motor Carrier Safety Act and the Hazardous Materials Transportation Act. Federal and state agencies could also impose additional safety regulations to which we are subject. If we fail to comply with OSHA or other federal, state or local requirements, including general industry standards, record keeping requirements, monitoring of occupational exposure to regulated substances and regulations relating to hazardous cargo in transport, we could become subject to fines or significant additional compliance costs. We could also become subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources.

Our workplaces and transportation activities are also subject to the USA PATRIOT Act of 2001. The USA PATRIOT Act imposes rules applicable to shippers and carriers of hazardous materials that could be used in terrorist activities, including bulk flammable liquids such as refined petroleum products. These rules require operations such as ours to generate and implement site security plans, improvements to site security measures and impose security training requirements.

Our operations are subject to federal, state and local laws and regulations governing the product quality specifications of the refined petroleum products that we purchase, store, transport and sell.

Various federal, state and local agencies have the authority to prescribe specific product quality specifications to the sale of commodities, including many of our products. Changes in product quality specifications, such as reduced sulfur content in refined petroleum products, or other more stringent requirements for fuels, could reduce our ability to procure product and our sales volume, require us to incur additional handling costs and require us to make capital expenditures to upgrade our facilities and transportation assets. For instance, different product specifications for different markets could require additional storage. If we are unable to procure product or to recover these costs through increased sales, we may not be able to meet our financial obligations. Failure to comply with these regulations could result in substantial penalties.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases or mechanical failures. Some of these events are beyond our control. In particular, we are exposed to the risks associated with the handling and transporting of hazardous materials, including vehicle accidents and chemical spills. If any of these events were to occur, we could incur substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our operations.

We are not fully insured against all risks related to our business. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased over the past several years and they may increase further in the future. It is possible that certain types of insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Our risk management policies cannot eliminate all commodity risk. In addition, any non-compliance with our risk management policies could result in significant financial losses.

While our hedging policies are designed to minimize our commodity risk, to some extent we remain exposed to unforeseen fluctuations in market conditions. For example, we change our hedged position daily in response to movements in our inventory. If we overestimate or underestimate changes to our inventory, we may be unhedged for the amount of the overestimate or underestimate. Also, significant increases in the costs of refined petroleum products, such as those experienced recently, can materially increase our costs to carry inventory. We use our credit facility as our primary source of financing to carry inventory and we may be limited as to the amounts we can borrow to carry inventory.

We monitor processes and procedures to prevent unauthorized trading and to maintain substantial balance between purchases and sales or future delivery obligations. These steps, however, may not detect and prevent all violations of such risk management policies and procedures, particularly if deception or other intentional misconduct is involved. To the extent our policies and procedures fail to ensure balance between our business risk and risk management activities or to the extent our risk management policies are violated, we could suffer losses from adverse changes in the market for refined petroleum products, and such losses could be material.

Our value-added services may be replicated either by potential and existing customers or by competitors, thereby reducing both the price we charge for such services as well as the margins we can charge for our refined petroleum products.

Our business strategy and product sales are dependent upon our provision of a variety of value-added services to our customers, such as asset maintenance, environmental compliance and fuel supply management. Depending upon the type of service, the price customers pay for these services is either included in the gross margins for our refined petroleum products or charged as a separate fee. Traditionally, such services were performed by our customers themselves and so potential customers may prefer not to outsource these functions to us. In addition, because our services are not proprietary, existing customers may decide to adopt some of our techniques and return to performing these functions internally. Alternatively, our existing competitors and new competitors, potentially including major petroleum suppliers, may develop comparable services. This could erode our competitive advantage and reduce demand for our value-added services as well as our refined petroleum products, which could have a material adverse impact on our financial condition and results of operations.

We may be unable to obtain a sufficient number of skilled workers and equipment.

We require personnel with specialized skills and experience who can perform physically demanding work, and vehicles that can safely transport refined petroleum products. The demand for skilled workers, including drivers, and equipment is high and the supply of each is limited. Our operations could suffer and our profitability diminish if we fail to retain skilled workers or if we experience a shortage of delivery vehicles. Moreover, changes in customer or regulatory vehicle specifications could result in substantial additional compliance costs. In addition, our ability to expand our operations could be curbed if we are unable to increase the size of our skilled labor force.

We are exposed to trade credit risk in the ordinary course of our business activities.

We are exposed to risks of loss in the event of nonperformance by our customers and by counterparties of our forward contracts, options and swap agreements. Some of our customers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with other parties.

If the products we purchase from our suppliers fail to meet the specifications we have agreed to supply to our customers, our customer relationships could be adversely affected.

We purchase the refined petroleum products we resell from various suppliers. If these products fail to meet the specifications we have agreed to supply to our customers, our customer relationships could be adversely affected and we could be subject to claims and other liabilities, either of which could have a material adverse effect on our business, financial condition and results of operations.

Transaction cancellation by our customers could cause us to incur unplanned expenses and suffer losses as a result.

Most of our transactions take place over a very short period of time. Consequently, if a customer fails to honor its contractual commitments, we could face difficulty in finding an alternative purchaser for the contracted product. Furthermore, the longer such product remains in our inventory, the greater our exposure to commodity price risk. Thus, if a transaction is cancelled by a customer, we may incur additional costs to hold and store the product and may be forced to sell it for a price lower than what we would have received had the original transaction been completed.

Our sales are generated under contracts that must be periodically renegotiated or replaced. If we are unable to successfully renegotiate or replace these contracts, then our results of operations could be adversely affected.

Our sales are generated under contracts that must be periodically renegotiated or replaced. Most of our arrangements with our customers are for a single season or on a spot basis. As these contracts expire, they must be renegotiated or replaced. We may be unable to renegotiate or replace these contracts when they expire, and the terms of any renegotiated contracts may not be as favorable as those of the contracts they replace. Whether these contracts are successfully renegotiated or replaced is often subject to factors beyond our control. Such factors include fluctuations in refined petroleum product prices, the counterparty’s ability to pay for or accept the contracted volumes and a competitive marketplace for the services offered by us. If we cannot successfully renegotiate or replace our contracts or must renegotiate or replace them on less favorable terms, our sales could decline.

Management and our auditors have identified material weaknesses in our internal controls over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements in future periods.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, in connection with the audit of our consolidated financial statements as of and for the year ended June 30, 2006, we and our auditors identified certain deficiencies relating to our internal control over financial reporting that constitute material weaknesses under standards established by the Public Company Accounting Oversight Board (“PCAOB”).

The PCAOB defines a material weakness as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the company’s internal control. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

The identified material weaknesses consist of the following:

•	Lack of adequate controls to ensure the proper accounting for business acquisitions: We do not currently have the accounting and financial reporting personnel with the skill sets and experience to properly account for complex accounting issues such as business acquisitions.

•	Lack of adequate controls to ensure the timely review and/or reconciliation of certain accounts due to a lack of accounting personnel with the appropriate experience and training: We do not currently have the accounting infrastructure and resources to adequately segregate responsibilities, review accounting information, perform technical accounting research and assist with financial reporting.

We are in the process of implementing changes to strengthen our internal controls. Additional measures may be necessary and the measures we expect to take to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that such material weaknesses or other material weaknesses would not result in a material misstatement of our annual or interim financial statements. In addition, other material weaknesses may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the Securities and Exchange Commission (“SEC”) will be adversely affected. This failure could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

A sustained failure of our proprietary information technology systems, including computer software, that we use to link our facilities and to purchase and sell refined petroleum products could reduce our revenues, cause us to suffer increased expenses and adversely affect our business.

We use proprietary information technology systems to purchase refined petroleum products and to market, transport and distribute such products to our facilities and customers. A sustained outage could significantly adversely affect our business by preventing us from:

•	acquiring adequate supplies and delivering them to our facilities and customers;

•	directing products for delivery on a timely basis to locations and facilities where we have delivery obligations;

•	directing products for delivery to markets in which we can generate an attractive sales margin;

•	marketing and selling products on a timely basis or at the best available prices; and

•	being able to properly manage the needs of customers for whom we provide supply management services.

If our information technology systems are disrupted, our customers could suffer financial damage, or determine that we have become an unreliable supplier and could elect to cease purchasing from us, or reduce the volume of product they purchase from us. Therefore, we could lose revenue and suffer increased expenses that would adversely affect our cash flows and results of operations.

Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the industry in which we operate.

A prolonged economic slowdown, significant price increases, adverse events relating to the energy industry and local, regional and national economic conditions and factors, such as unemployment, fuel prices, recession and macroeconomic factors, could hurt our operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased discretionary corporate spending. A weakening of the energy industry could also hurt our operations and therefore adversely affect our results.

Changes in United States or foreign tax laws could adversely affect our business and future operating results.

We are affected by various United States and foreign taxes imposed on the purchase and sale of marine, aviation and land fuel products. These taxes include sales, excise, GST, VAT, and other taxes. Changes in United States and foreign tax laws or our failure to comply with those tax laws could adversely affect our business and operating results.

Conservation measures and the use of alternative fuels by our customers could reduce demand for our fuels.

The majority of our revenue stems from the delivery of petroleum-based diesel fuel. Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and gas, technological advances in fuel economy, energy generation devices and cost considerations could reduce demand for our diesel fuels. For example, our residual oil business competes with suppliers of natural gas for customers that are dual-fuel users, having the ability to switch from residual oil to natural gas. During a period of increasing residual oil prices relative to the prices of natural gas, dual-fuel using customers often switch to natural gas. In addition, there has recently been an increase in the development and use of alternative fuels, such as ethanol, that could further reduce demand for our products. We cannot predict the impact of the changing demand for oil and gas products and services, and any major changes may have a material adverse effect on our business, financial condition and results of operations.

We depend on key personnel for the success of our business.

We depend on the services of our senior management team and other key personnel. The loss of the services of any member of senior management or key employee could have a material adverse effect on our business. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or other key employees if their services were no longer available. In addition, we rely on the abilities of our regional managers, many of whom managed their businesses prior to our acquiring those businesses.

As a public company we expect to expend additional time and resources to comply with rules and regulations that do not currently apply to us, including rules related to internal controls over financial reporting, and failure to comply may lead investors to lose confidence in our financial information.

As a public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the New York Stock Exchange (“NYSE”), will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations will increase our legal and financial compliance costs and place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems.

In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. In addition, we will be required to have our independent public accounting firm attest to the effectiveness of our internal controls over financial reporting. Under current rules, we will be subject to these requirements beginning with our annual report on Form 10-K for our fiscal year ending June 30, 2009. If we are unable to conclude that we have effective internal controls over financial reporting or, if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Risks Relating to Our Common Stock

There is no established trading market for our common stock, and the market price of our common stock may be highly volatile or may decline regardless of our operating performance.

There has not been a public market for our common stock prior to this offering. A liquid trading market may not develop. If you purchase shares of our common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations among the representatives of the underwriters, the selling stockholders and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in the stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	conditions or trends in our industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	capital commitments;

•	additions or departures of key personnel; and

•	sales of our common stock, including sales of our common stock by our directors and officers or the Sponsors.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, you will experience immediate and substantial dilution insofar as the public offering price will be substantially greater than the tangible book value per share of our outstanding common stock after giving effect to this offering. For additional information, see the section of this prospectus entitled “Dilution.” The exercise of outstanding options and any future equity issuances we make will result in further dilution to investors.

We do not expect to pay any dividends in the foreseeable future.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Our charter documents include provisions limiting the rights of foreign owners of our capital stock.

Our company owns a fleet of vessels that are operated in the coastwise trade of the United States. In order to operate in such trade, the vessels must be owned and operated by U.S. citizens qualified to own and operate vessels in the coastwise trade (each a “Coastwise Citizen”). For a corporation to qualify as a Coastwise Citizen, at least 75% of each class or series of its capital stock must be owned by Coastwise Citizens. Thus, our amended and restated certificate of incorporation will provide that no shares held by or for the benefit of persons who are not Coastwise Citizens that are determined, collectively with all other shares so held, to be in excess of 19.99% of any class or series of our outstanding capital stock are entitled to vote or to receive or accrue rights to any dividends or other distributions of assets paid or payable to the other holders of such class or series of our capital stock. Those shares purchased by non-Coastwise Citizens and determined to be in excess of 19.99% of any class or series of our capital stock shall be the shares determined by our board of directors to have become so owned most recently. In addition, our amended and restated certificate of incorporation will provide that, at the option of our board, we may refuse to register and may redeem such excess shares for cash or for promissory notes of our company with maturities not to exceed ten years and bearing interest at the then-applicable rate for U.S. treasury instruments of the same tenor. Ownership of 25% or more of any class or series of our capital stock by non-Coastwise Citizens would result in the loss of our citizenship status. Such loss could subject us to penalties including monetary fines and the possible seizure and forfeiture of our vessels and their cargo, which would negatively affect our business. See “Description of Capital Stock — Limitation on Foreign Ownership of Our Stock.”

Future sales of our common stock may cause our stock price to decline.

If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. Based on shares outstanding as of          , 2007, upon completion of this offering, we will have           shares of common

stock outstanding. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable in the public market. The remaining           shares of our common stock will be restricted securities as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

We, our officers and directors and certain existing stockholders have agreed that, subject to limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. However, Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC in their sole collective discretion may release any of the securities subject to these lock-up agreements at any time without notice. The 180-day lock-up period is subject to a limited extension in certain circumstances described under “Underwriting.”

Subject to the lock-up agreements, these           restricted securities may be sold into the public market in the future without registration under the Securities Act to the extent permitted under Rule 144.           shares will be available for sale 180 days after the date of this prospectus pursuant to Rule 144; of these shares, approximately     % would be available for sale under Rule 144(k), which imposes no volume or other limits. In addition, commencing 180 days after the date of this prospectus, stockholders holding           outstanding shares of these restricted securities, will have registration rights which could allow those holders to sell their shares freely through a future registration statement filed under the Securities Act.

In addition,           shares reserved for issuance pursuant to outstanding options and           shares available for grant under our stock plans as of          , 2007, if granted, will become eligible for sale in the public market once permitted by provisions of various vesting agreements, lock-up agreements and Rule 144, as applicable. For additional information, see “Shares Eligible for Future Sale.”

Conflicts of interest may arise because some of our directors are principals of our stockholders.

Upon the completion of this offering, representatives of our Sponsors, Northwest Capital Appreciation, Waud Capital Partners and RBC Capital Partners through Cadent Energy Partners, will occupy 3 of the 11 seats on our board of directors. Those stockholders and their respective affiliates may invest in entities that directly or indirectly compete with us or companies in which they are currently invested may already compete with us. As a result of these relationships, when conflicts between the interests of those stockholders or their respective affiliates and the interests of our other stockholders arise, these directors may not be disinterested. Under Delaware law, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction, or (3) the transaction is otherwise fair to us. The representatives of our Sponsors on our board of directors and the representatives of certain of our other significant stockholders, should they become members of our board of directors, by the terms of our certificate of incorporation, are not required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of our company. See “Description of Capital Stock — Certificate of Incorporation Provisions Relating to Corporate Opportunities and Interested Directors.”

Our stockholder rights agreement could prevent you from receiving a premium over the market price for your shares of common stock from a potential acquirer.

Our board of directors has approved the adoption of a stockholder rights agreement, which will become effective upon the completion of this offering. This plan entitles our stockholders to acquire shares of our common stock at a price equal to 50% of the then current market value in limited circumstances when a third party acquires 15% or more of our outstanding common stock or announces its intent to commence a tender offer for at least 15% of our common stock, in each case, in a transaction that our board of directors does not approve. Because, under these limited circumstances, all of our stockholders would become entitled to effect discounted purchases of our common stock, other than the person or group that caused the rights to become exercisable, the existence of these rights would significantly increase the cost of acquiring control of our company without the support of our board of directors. The existence of the rights agreement could therefore deter potential acquirers and thereby reduce the likelihood that you will receive a premium for your common stock in an acquisition. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Other Agreements — Rights Agreement.”

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Effective upon the completion of this offering, our certificate of incorporation and bylaws will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. These include, among others:

•	our ability to issue preferred stock with terms that the board of directors may determine without stockholder approval;

•	provisions relating to creating a board of directors that is divided into three classes with staggered terms;

•	provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and provisions permitting the removal of directors only for cause and with a 66 2/3% stockholder vote;

•	provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our certificate of incorporation and the adoption, amendment and repeal of our bylaws;

•	limitations on convening special meetings of stockholders; and

•	advance notice requirements for director nominations and stockholder proposals.

See “Description of Capital Stock — Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Other Agreements.” These provisions of our certificate of incorporation, bylaws and Delaware law could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. We generally identify forward looking statements by terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words but the absence of these words does not necessarily mean that a statement is not forward-looking.

Any forward-looking statements contained in this prospectus are based upon our historical performance and our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to the refined petroleum products industry, our operations, financial results, financial condition, business prospects, growth strategy and acquisitions. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described under “Risk Factors.” If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus.

Unless required by law, we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes market and industry data and forecasts that we have developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from our investors, partners, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of common stock in this offering will be approximately $      million, after deducting underwriting discounts and commissions and the estimated expenses payable by us, assuming an initial public offering price of $      per share. We will not receive any proceeds from the sale of shares by the selling stockholders

We intend to use the net proceeds from this offering to repay the entirety of the $      million in outstanding borrowings under our senior secured term loan and will use the balance to repay a portion of the $      million in outstanding borrowings under our revolving credit facility (without reducing the commitments thereunder).

We incurred indebtedness under our senior secured term loan and revolving credit facility to finance the acquisitions of Pecos, Inc. and Canyon State Oil Company, Inc. in September 2006 and Petroleum Products, Inc. in May 2007, to refinance existing indebtedness and to pay related fees and expenses. The senior secured term loan bears interest at an annual rate equal to LIBOR plus 450 basis points (or 9.86% as of July 31, 2007) and matures on June 30, 2013. The revolving credit facility bears interest at a variable rate of LIBOR plus an applicable percentage based on the current fixed charge coverage ratio (or 6.86% as of July 31, 2007) and matures on September 18, 2011.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the front cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $      , assuming the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have not paid any dividends in the two most recent fiscal years. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on a number of factors, including our financial condition, results of operations, capital requirements, restrictions contained in our existing credit facilities and any future financing instruments and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis after giving effect to our acquisition of Petroleum Products, Inc. (the “PPI Acquisition”) and the Merger; and

•	on a pro forma basis after giving effect to the PPI Acquisition, the Merger and the Offering.

You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2007
			Pro Forma
		Pro Forma	for the
		for the	PPI Acquisition,
		PPI Acquisition	the Merger and
	Actual	and the Merger	the Offering
	(Dollars in thousands, except per share data)

Cash and restricted cash	$7,885	$7,885	$

Debt, including current portion:
Revolving credit facility	$97,729	$131,624	$
Senior secured term loan	153,838	153,838
Other	3,198	5,052

Total debt	254,765	290,514
Members’ equity	95,055	—
Stockholders’ equity:
Common stock, $0.01 par value per share ( shares authorized, shares issued and outstanding, pro forma for the PPI Acquisition and the Merger; shares issued and outstanding, pro forma for the PPI Acquisition, the Merger and the Offering)	—	1
Preferred stock, $0.01 par value per share ( shares authorized, 0 shares issued and outstanding, on a pro forma basis)	—	—
Additional paid-in capital	—	100,054
Accumulated deficit	—	—

Total members’ equity	95,055	—

Total stockholders’ equity	—	100,055

Total capitalization	$349,820	$390,569	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the front cover page of this prospectus, would (i) decrease (increase) the amount of the loans outstanding under the revolving credit facility and total debt and (ii) increase (decrease) total stockholders’ equity, in each case, by $      million assuming that the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent the public offering price per share of our common stock exceeds the net tangible book value per share of our common stock after this offering. Our net tangible book value as of March 31, 2007, was approximately $      million, or $      per share. Our net tangible book value per share is equal to the sum of our total assets of $      million less goodwill and intangible assets of $      million less total liabilities of $      million, divided by the number of shares of our common stock outstanding, after giving effect to the Merger.

After giving effect to the sale of           shares of our common stock at an assumed initial public offering price of $      per share, which is the midpoint of the range shown on the front cover page of this prospectus, and after deducting expenses and underwriting discounts payable by us in connection with this offering, our net tangible book value as of March 31, 2007 would be $      million or $      per share. This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2006	$
Increase in net tangible book value per share attributable to this offering

Net tangible book value per share after this offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our net tangible book value after this offering by $      per share and the dilution in net tangible book value to new investors in this offering by $      per share.

If the underwriters’ option to purchase additional shares to cover any over-allotment is exercised in full, the net tangible book value per share as of March 31, 2007 would be approximately $      per share and the dilution in net tangible book value per share to new investors would be $      per share.

The following table sets forth, as of March 31, 2007, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering, at an assumed initial public offering price of $      per share, which is the midpoint of the range shown on the front cover page of this prospectus:

Average
	Shares Purchased			Total Consideration			Price
	Number	Percentage		Amount	Percentage		Per Share

Existing stockholders(1)			%	$		%	$
New investors(1)							$

Total		100.0%			$100.0%

(1)	Sales by the selling stockholders in this offering will cause the number of shares of common stock held by existing stockholders to be reduced to , or % of the total number of our shares of common stock outstanding after this offering, and will increase the number of shares of common stock held by new investors to , or % of the total number of our shares of common stock outstanding after this offering. If the underwriters’ over-allotment option is exercised in full, the percentage of shares of common stock held by existing stockholders after this offering would be reduced to , or % of the total number of our shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors would increase to , or % of the total number of our shares of common stock outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) total consideration paid by new investors in this offering and by all investors by $      million, and would increase (decrease) the average price per share paid by new investors by $      , assuming the number of shares of common stock offered by us, as set forth on the front cover page of this prospectus, remains the same.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

We have derived the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2006 from SPI’s audited historical consolidated statement of operations for the year ended June 30, 2006 included elsewhere in this prospectus. We have derived the unaudited pro forma condensed consolidated statement of operations for the nine months ended March 31, 2007 and the unaudited pro forma condensed consolidated balance sheet data as of March 31, 2007 from SPI’s unaudited historical consolidated financial statements as of and for the nine months ended March 31, 2007 included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial statements give pro forma effect to the following transactions:

•	our acquisition of Hartney in January 2006;

•	our acquisition of Pecos in September 2006;

•	our acquisition of Canyon in September 2006;

•	our acquisition of PPI in May 2007;

•	the Merger; and

•	the Offering.

The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2006 gives effect to all the transactions as if they had occurred on July 1, 2005. The unaudited pro forma condensed consolidated statement of operations for the nine months ended March 31, 2007 gives effect to our acquisitions of Pecos, Canyon and PPI, the Merger and the Offering as if they had occurred on July 1, 2005. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2007 gives effect to our acquisition of PPI, the Merger and the Offering as if they had occurred on March 31, 2007.

We have accounted for our acquisitions using purchase accounting. Under the purchase method of accounting, the total consideration paid is allocated to an acquired company’s tangible and intangible assets and liabilities based on their estimated fair values as of the date of the acquisition. As of the date of this prospectus, we have not completed the valuation studies necessary to finalize the fair value of the assets and liabilities of PPI and the related allocation of purchase price for that acquisition. Accordingly, in preparing these pro forma financial statements, we have allocated the purchase price for PPI to the acquired assets and assumed liabilities of PPI based on preliminary estimates of their fair value. A final determination of these fair values will reflect our consideration of valuations prepared by third-party appraisers, and those values may differ materially from the values reflected in these pro forma financial statements. In addition, we have preliminary results of valuation studies with respect to our acquisitions of Pecos and Canyon. Any changes made to these valuations when they are completed will result in revisions to the initial allocations of purchase prices of Pecos and Canyon, which may be materially different from the allocations presented here.

The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only, do not purport to represent what our results of operations or financial condition actually would have been had the relevant transactions been consummated on the dates indicated and are not necessarily indicative of our results of operations for any future period or our financial condition as of any future date. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which you should read in conjunction with these unaudited pro forma condensed consolidated financial statements. In our opinion, all adjustments have been made that are necessary to present fairly the unaudited pro forma condensed consolidated financial statements.

The following unaudited pro forma condensed consolidated financial statements are qualified in their entirety by reference to, and should be read in conjunction with, our historical consolidated financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SPI Petroleum LLC and Subsidiaries
Pro Forma Condensed Consolidated Balance Sheet
March 31, 2007
(in thousands)

						Pro Forma
						After Giving
						Effect
			Adjustments			to the PPI
			for the			Acquisition	Adjustments
	Historical(1)		PPI Acquisition			and the	for the
	SPI	PPI	and the Merger(2)			Merger	Offering(3)		Pro Forma

Current assets
Cash and restricted cash	$7,885	$—	$—			$7,885	$		$
Receivables	259,545	23,147	—			282,692
Inventories	50,999	4,046	—			55,045
Other current assets	8,554	344	—			8,898
Assets held for sale	6,951	—	—			6,951

Total current assets	333,934	27,537	—			361,471
Property and equipment, net	56,349	5,579	—			61,928
Intangible assets, net	70,973	—	11,870(b	)		82,843
Goodwill	81,398	—	15,723(b	)		97,121
Other assets	8,694	104	—			8,798

	$551,348	$33,220	$27,593			$612,161	$		$

Current liabilities
Accounts payable	$141,290	$16,132	$—			$157,422	$		$
Other current liabilities	29,452	408	—			29,860
Current portion of long-term debt	2,214	—	—			2,214

Total current liabilities	172,956	16,540	—			189,496
Long-term debt	252,551	1,854	33,895(a	)		288,300		(a)
Other liabilities	28,707	3,524	—			32,231
Minority interest	2,079	—	—			2,079
Members’ equity/			5,000(a	)
stockholders’ equity	95,055	11,302	(11,302)		(c)	100,055		(b)

Total liabilities and members’ equity/ stockholders’ equity	$551,348	$33,220	$27,593			$612,161	$		$

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet
(Amounts in thousands)

Note 1.	Basis of Presentation

The historical balance sheet data for SPI were derived from the unaudited condensed consolidated balance sheet of SPI at March 31, 2007 included elsewhere in this prospectus. The historical balance sheet data for PPI were derived from the unaudited balance sheet of PPI at May 1, 2007.

Note 2.	Adjustments for the PPI Acquisition and the Merger

PPI was acquired on May 1, 2007 for approximately $38,895. PPI has been accounted for as a purchase; accordingly, its assets and liabilities have been recorded at their fair values as of the date of the purchase. Although the Merger will result in our being organized as a corporation rather than a limited liability company, we do not anticipate recognizing any material change in deferred tax liabilities as a result of the Merger, because SPI’s existing subsidiaries are corporations subject to Federal income tax.

(a)	The purchase price was financed with borrowings of $33,895 under our revolving credit facility and an investment of $5,000 in SPI by the former owner of PPI.

(b) The preliminary allocation of the purchase price is as follows:

Current assets	$27,537
Property and equipment	5,579
Other assets	104
Identified intangibles	11,870
Goodwill	15,723

Assets acquired	60,813
Current liabilities assumed	(16,540)
Long term debt and other liabilities assumed	(5,378)

Total purchase price	$38,895

We have not completed our valuation of the assets acquired and liabilities assumed; accordingly, we have assumed that the fair value of the tangible assets acquired and liabilities assumed approximate their historic book values and have allocated a portion of the excess cost of the acquisition to identified intangibles using the results of the valuations of our other recent acquisitions. On this basis, we have estimated the fair value of identified intangibles to be $11,870 and goodwill to be $15,723.

(c)	Represents the elimination of the historic equity of PPI.

Note 3.	Adjustments for the Offering

(a)	Reflects the anticipated repayment of the entire principal amount outstanding under senior secured term loan and $ of our revolving credit facility. For each $1.00 increase or decrease in our assumed public offering price of $ per share (the midpoint of the estimated offering price set forth on the cover page of this prospectus), the amount of our revolving credit facility being repaid would increase or decrease by $ , assuming there is no change in the amount of shares we sell.

(b)	Reflects the anticipated cash proceeds of $ from our sale of shares in the offering, net of underwriting discounts and commissions and estimated expenses payable by us and assuming a public offering price of $ per share (the midpoint of the estimated offering price set forth on the cover page of this prospectus). For each $1.00 increase or decrease in our assumed public offering price, our stockholders’ equity would increase or decrease by $ , assuming there is no change in the amount of shares we sell.

SPI Petroleum LLC and Subsidiaries
Condensed Consolidated Pro Forma Statement of Operations
For the Year Ended June 30, 2006
(in thousands)

								Pro Forma
						Adjustments		After Giving
						for the		Effect to the
						Acquisitions		Acquisitions	Adjustments
	Historical(1)					and the		and the	for the
	SPI	Hartney	Pecos	Canyon	PPI	Merger(2)		Merger	Offering(3)		Pro Forma

Revenues	$1,612,613	$364,043	$698,800	$248,134	$315,416	$(63,280)	(a)	$3,175,726	$		$
Cost of revenues	1,545,311	356,278	633,530	212,465	293,876	(53,879)	(a)	2,987,581

Gross profit	67,302	7,765	65,270	35,669	21,540	(9,401)		188,145
Operating expense
Selling, general and administrative	36,640	4,551	48,963	26,088	15,597	(8,027)	(a)	123,812		(a)
Depreciation and amortization	7,178	—	4,452	1,850	1,108	(1,580)	(a)
						3,788(b )
						1,839(c )
						2,374(d )
	—	—	—	—	—	1,011(e )		22,020

Operating income	23,484	3,214	11,855	7,731	4,835	(8,806)		42,313
Other income (expense)
Interest expense	(6,373)	(207)	(4,528)	—	(815)	(11,118)	(f)	(23,041)		(b)
Interest and other income	676	12	462	58	85	—		1,293
Change in derivative fair value	919	—	—	—	—	—		919
Minority interest in joint venture	—	—	—	(137)	—	—		(137)

Income before income taxes	18,706	3,019	7,789	7,652	4,105	(19,924)		21,347
Provision for income taxes	6,306	856	2,140	2,921	1,644	(5,142)	(g)	8,725

Net income	$12,400	$2,163	$5,649	$4,731	$2,461	$(14,782)		$12,622	$		$

SPI Petroleum LLC and Subsidiaries

Condensed Consolidated Pro Forma Statement of Operations
For the Nine Months Ended March 31, 2007
(In thousands)

							Pro Forma
					Adjustments		After
					for the		Giving Effect to
					Acquisitions		the Acquisitions	Adjustments
	Historical(1)				and the		and the	for the
	SPI	Pecos	Canyon	PPI	Merger(2)		Merger	Offering(3)		Pro Forma

Revenues	$2,217,165	$214,096	$59,388	$239,955	$(30,569	)(a)	$2,700,035	$		$
Cost of revenues	2,077,611	193,916	50,525	222,771	(25,902	)(a)	2,518,921

Gross profit	139,554	20,180	8,863	17,184	(4,667)		181,114
Operating expense
Selling, general and administrative	85,539	16,829	5,211	12,921	(4,622	)(a)	115,878		(a)
Depreciation and amortization	13,928	1,343	400	1,093	(520	)(a)
					374	(b)
					368	(c)
	—	—	—	—	1,780	(d)	18,766

Operating income	40,087	2,008	3,252	3,170	(2,047)		46,470
Other income (expense)
Interest expense	(14,631)	(1,545)	(104)	(754)	(2,475	)(f)	(19,509)		(b)
Other	16	314	316	2	—		648
Change in derivative fair value	(1,219)						(1,219)

Income before income taxes	24,253	777	3,464	2,418	(4,522)		26,390
Provision for income taxes	9,655	135	700	825	(789	)(g)	10,526

Net income	$14,598	$642	$2,764	$1,593	$(3,733)		$15,864	$		$

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Nine Months Ended March 31, 2007 and the Year Ended June 30, 2006
(Amounts in thousands)

Note 1.	Basis of Presentation

The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2006 includes historical financial data derived from SPI’s audited financial statements for the year ended June 30, 2006, included elsewhere in this prospectus, and the following information for the significant acquisitions, which we completed subsequent to July 1, 2005:

•	Financial data derived from financial statements of Hartney for the period from July 1, 2005 through January 11, 2006, the date of our acquisition of Hartney.

•	Financial data derived from the audited financial statements of Pecos for the period from October 1, 2005 through September 17, 2006, the date of our acquisition of Pecos, included elsewhere in this prospectus.

•	Financial data derived from the audited financial statements of Canyon for the year ended June 30, 2006, included elsewhere in this prospectus.

•	Financial data derived from the unaudited financial statements of PPI for the twelve-month period from July 1, 2005 to June 30, 2006.

The unaudited pro forma condensed consolidated statement of operations for the nine months ended March 31, 2007 includes historical financial data derived from SPI’s unaudited condensed consolidated financial statements for the nine months ended March 31, 2007 included in this prospectus and the following information for the significant acquisitions, which we completed subsequent to July 1, 2006:

•	Financial data derived from the unaudited financial statements of Pecos for the period from July 1, 2006 through September 17, 2006, the date of our acquisition of Pecos.

•	Financial data derived from the unaudited financial statements of Canyon for the period from July 1, 2006 through September 17, 2006, the date of our acquisition of Canyon.

•	Financial data derived from the unaudited financial statements of PPI for the period from July 1, 2006 through March 31, 2007.

Note 2.	Adjustments for the Acquisitions and the Merger

(a)	Reflects the elimination of the revenues, cost of revenues and operating expenses and depreciation and amortization expense of GP Atlantic, Inc., a subsidiary of Pecos, which is held for sale.

(b)	Reflects the increase in depreciation and amortization expense resulting from the purchase of Pecos. The fair market value of the property and equipment of Pecos was higher than its historical net book value. Depreciation expense reflects the higher asset values depreciated over the remaining useful lives of the assets. Identified intangibles at Pecos included customer relationships, which are being amortized over ten years, and non-compete agreements, which are being amortized over periods between two and five years.

(c)	Reflects the increase in depreciation and amortization expense resulting from the purchase of Canyon. The fair market value of the property and equipment of Canyon was higher than its historical net book value. Depreciation expense reflects the higher asset values depreciated over the remaining useful lives of the assets. Identified intangibles at Canyon included customer relationships, which are being amortized over six years, and non-compete agreements, which are being amortized in one year.

(d)	Reflects the increase in depreciation and amortization expense resulting from the purchase of PPI. We have estimated identified intangibles based on the portion of the excess cost of other recent acquisitions allocated to identified intangibles. The increase in amortization expense is based on this estimate and a life of five years.

(e)	Reflects the increase in amortization expense resulting from the purchase of Hartney. Contractual customer relationships were amortized over one year and non-contractual customer relationships over 20 years.

(f) Reflects additional interest expense as follows:

	Year Ended	Nine Months Ended
	June 30, 2006	March 31, 2007

Elimination of interest expense of Hartney	$(207)	$—
Elimination of interest expense of Pecos	(4,528)	(1,545)
Elimination of interest expense of Canyon	—	(104)
Elimination of interest expense of PPI	(815)	(754)
Additional interest expense incurred for our borrowings under our senior secured term loan and revolving credit facility at the rates in effect during the relevant period	16,668	4,878

Total adjustment	$11,118	$2,475

(g)	Reflects the effect of reduced income before income taxes resulting from the pro forma adjustments described above offset by higher assumed tax rates resulting from our conversion from a limited liability company to a corporation as a result of the Merger. As a limited liability company, SPI is classified as a partnership for income tax purposes. Accordingly, income taxes on its earnings were payable by its members and not reflected in the historical financial statements except for taxes associated with taxable subsidiaries. Because SPI’s subsidiaries are taxable corporations, however, our historical income tax rates have been substantially similar to what we would have paid as a corporation, and we expect any increase in tax rates resulting from our conversion to corporate form to be minimal. For the pro forma income tax calculations, a statutory Federal tax rate of 35% and a blended effective state tax rate of approximately 5.87% (net of Federal income tax effects) were used to determine the pro forma enacted tax rate for the year ended June 30, 2006, and a Federal tax rate of 35% and a blended effective state tax rate of approximately 4.89% (net of Federal income tax effects) were used to determine the pro forma enacted tax rate for the nine months ended March 31, 2007. The pro forma tax adjustment is based on currently available information and assumes the Company had been a taxable entity for the period presented. Management believes that these assumptions provide a reasonable basis for presenting the pro forma tax adjustment.

Note 3.	Adjustments for the Offering

(a)	Reflects the termination of the annual management fees payable pursuant to the Professional Services Agreement, which will terminate in connection with this Offering.

(b)	Reflects the reduction in interest expense arising from the anticipated repayment of the entire principal amount outstanding under our senior secured term loan and $ of our revolving credit facility, assuming an interest rate of % for our senior secured term loan and % under our revolving credit facility, which are the average interest rates for borrowings under those facilities during the period of time they have been available. The amount of the repayment under our revolving credit facility is based on our anticipated net cash proceeds from the offering, assuming a public offering price of $ per share (the midpoint of the estimated offering price set forth on the cover page of this prospectus). For each $1.00 increase or decrease in our assumed public offering price, the anticipated repayment of our revolving credit facility would increase or decrease by $ , assuming there is no change in the amount of shares we sell.

Each increase of 25 basis points on our borrowings under the senior secured term loan and the revolving credit facility would result in additional pro forma interest expense of $           and $          , respectively, for the year ended June 30, 2006 and $           and $          , respectively, for the nine months ended March 31, 2007.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth selected historical financial and operating data for SPI and its predecessor, Simons Petroleum, Inc. (“Simons”), as of and for the dates and periods indicated. We have derived the selected historical financial data as of and for the years ended June 30, 2002 and 2003 from the audited financial statements of Simons not included elsewhere in this prospectus. We have derived the selected historical financial data for the period from July 1, 2003 through April 8, 2004 from the audited financial statements of Simons and for the period from inception on October 9, 2003 through June 30, 2004 and the years ended June 30, 2005 and 2006 from the audited consolidated financial statements of SPI, each of which are included elsewhere in this prospectus. We have derived the selected historical financial data for the nine months ended March 31, 2006 and as of and for the nine months ended March 31, 2007 from the unaudited condensed consolidated financial statements of SPI included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for such periods. The SPI period from inception through June 30, 2004 reflects the acquisition of Simons and the impact of purchase accounting. The historical financial statements do not reflect what our results of operations and financial position would have been had we been a stand-alone, public company for the periods presented and are not necessarily indicative of our financial position or results of operations as of any future date or for any future period. Operating results for the nine months ended March 31, 2007 are not necessarily indicative of results that may be expected for the full fiscal year. The following selected historical financial and operating data are qualified in their entirety by reference to, and should be read in conjunction with, our historical consolidated financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor			SPI Petroleum LLC
			For the	For the
			Period from	Period from
			July 1, 2003	Inception
			through	through			Nine Months Ended
	Years Ended June 30,		April 8,	June 30,	Years Ended June 30,		March 31,
	2002	2003	2004	2004	2005	2006	2006	2007
	(In thousands)
Statement of Operations Data:
Revenues	$397,593	$495,848	$410,564	$138,188	$843,916	$1,612,613	$1,062,730	$2,217,165
Cost of revenues	374,952	469,253	390,638	130,975	807,489	1,545,311	1,017,184	2,077,611

Gross profit	22,641	26,595	19,926	7,213	36,427	67,302	45,546	139,554
Selling, general and administrative	15,553	17,433	16,705	4,789	25,400	36,640	25,867	85,539
Depreciation and amortization	2,437	2,464	1,788	1,001	4,703	7,178	5,042	13,928
Impairment	—	788	—	—	—	—	—	—

Operating income	4,651	5,910	1,433	1,423	6,324	23,484	14,637	40,087
Interest expense	(590)	(230)	(204)	(617)	(3,678)	(6,373)	(4,528)	(14,631)
Loss from the early extinguishment of debt	—	—	—	—	—	—	—	(1,008)
Other income (expense)	267	280	655	121	583	676	363	1,024
Change in derivative fair value	758	(318)	2	(542)	80	919	480	(1,219)

Income before income taxes	5,086	5,642	1,886	385	3,309	18,706	10,952	24,253
Income taxes	1,984	2,292	754	165	1,458	6,306	4,293	9,655

Net income	$3,102	$3,350	$1,132	$220	$1,851	$12,400	$6,659	$14,598

Balance Sheet Data (at period end):
Working capital(1)	$17,253	$19,853		$21,896	$44,012	$77,958		$160,978
Property and equipment, net	7,201	6,270		10,518	12,551	17,300		56,349
Total assets	52,142	54,745		99,733	153,714	238,878		551,348
Total long-term debt	4,485	3,262		39,754	61,490	96,641		254,765
Total equity	19,547	22,693		21,146	29,029	46,659		95,055

Cash Flow Data:
Cash provided by (used in):
Operating activities	$17,365	$2,191	$(2,678)	$(1,962)	$(10,176)	$(11,444)	$30,462	$37,667
Investing activities	(1,554)	(1,657)	(2,842)	(44,380)	(9,916)	(21,384)	(21,913)	(210,088)
Financing activities	(13,277)	(1,223)	2,066	47,905	20,855	35,048	(7,087)	174,254
Capital expenditures	1,621	1,769	3,424	890	3,391	8,656	8,476	19,214

Operating Data (gallons):
Diesel	482,368	501,428	389,335	110,409	526,976	737,343	503,312	936,525
Lubricants	4,560	4,087	4,033	1,277	5,985	7,130	5,270	22,162
Gasoline	15,458	13,368	10,772	3,101	14,471	18,664	13,330	41,270

(1)	Represents total current assets less total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Business Overview

Maxum Petroleum Holdings, Inc. (“Maxum Petroleum” or the “Company”) is a leading independent energy logistics company that markets and distributes a comprehensive offering of refined petroleum products and provides value-added logistics and energy management services to a diverse customer base in the United States and the Panama Canal. Maxum Petroleum provides a wide range of fuels, lubricants, oil and gas production chemicals and energy management services such as remote and sensitive location delivery, on-site equipment monitoring and maintenance, fuel management programs, cost control programs, environmental services and equipment leasing.

Maxum Petroleum is a Delaware corporation that was formed to undertake this offering. Immediately prior to this offering, our predecessor company, SPI Petroleum LLC (“SPI”), will be merged with and into Maxum Petroleum with Maxum Petroleum being the surviving corporation (the “Merger”). SPI was formed in October 2003 by Northwest Capital Appreciation, Waud Capital Partners and RBC Capital Partners through Cadent Energy Partners for the purpose of launching a consolidation vehicle in the refined petroleum marketing and distribution industry. SPI purchased its predecessor company, Simons Petroleum, Inc (“Simons”), in April 2004. Simons is a petroleum marketer and supplier to commercial and industrial customers across the country, including companies in the drilling, trucking and construction industries.

Since the Simons acquisition, we have grown both organically and through selective acquisitions. We have expanded our geographic footprint, diversified our product and service offering and generated significant cross-selling opportunities and cost synergies. Our broad geographic footprint, comprehensive product and service offering and procurement advantages through scale provide us a competitive advantage that enables us to displace smaller marketers that are unable to match the increased expectations of the market.

•	In June 2005, we acquired the assets of Trevco, Inc. (“Trevco”), a petroleum marketer and supplier of fuels to drilling companies primarily in Colorado.

•	In January 2006, we acquired Hartney Fuel Oil Co. and related companies (“Hartney”), a supplier of refined fuels to the transportation industry in the Midwestern United States.

•	In June 2006, we acquired the assets of McLain Truck Service, Inc., a distributor of fuels and lubricants to commercial and industrial customers throughout Texas and New Mexico.

•	In September 2006, we acquired Pecos, Inc. (“Pecos”), a distributor of fuels and lubricants to marine, commercial and industrial customers on the West Coast of the United States and at the Panama Canal.

•	In September 2006, we acquired Canyon State Oil Company, Inc. (“Canyon”), a marketer and distributor of fuels and lubricants to commercial, industrial and automotive customers in the Southwestern United States.

•	In May 2007, we acquired Petroleum Products, Inc. and related company (“PPI”), a supplier of fuels and lubricants to commercial and industrial customers and coal mining operations in the Central Appalachian region of the United States.

All of our acquisitions have been accounted for under the purchase method of accounting; accordingly, the assets and liabilities of the acquired companies have been recorded at their fair values at the respective dates of acquisition. A summary of the estimated fair values of the assets and liabilities, which estimates are preliminary and subject to change, of our significant acquisitions is as follows (in thousands):

	Hartney	Pecos	Canyon	PPI

Current assets, net of cash acquired	$22,906	$135,220	$35,405	$27,537
Property and equipment	324	30,168	7,249	5,579
Other assets	—	3,702	10	104
Intangibles	14,492	31,400	12,026	11,870
Goodwill	2,149	40,041	15,484	15,723

	39,871	240,531	70,174	60,813
Liabilities assumed	(21,933)	(83,178)	(30,722)	(21,918)

Estimated fair value	$17,938	$157,353	$39,452	$38,895

Outlook

We manage most of our business, including all of our fuel business, to optimize the spread or margin between the cost at which we purchase product from refiners and the price at which we are able to sell it to our customers. Typically, we charge our customers a pre-agreed mark-up of a benchmark cost of a particular product. While the market prices of diesel and gasoline have been volatile, historically, the size of the spread is related more to customer relationships and services provided rather than to the market price for the fuel sold. This volatility, although it can materially affect our revenue, does not necessarily affect our profitability which is a function of gross profit per unit.

Our operating results in the future will be affected primarily by our ability to continue to grow our business organically and our success in identifying and consummating acquisitions of marketers of petroleum products.

We believe the following key factors will affect our organic growth:

•	our ability to add to our array of, or further enhance our, value-added services;

•	our ability to cross-sell our products and value-added services to existing customers and new customers added through acquisitions, especially those that have been underserved by smaller distributors that do not offer our breadth of products or services;

•	our ability to improve our overall operating efficiencies through economies of scale;

•	our ability to improve our procurement efficiencies by leveraging the high volumes of diesel fuel and lubricants we purchase to ensure that we obtain these products at the lowest available prices in the market; and

•	our ability to displace small petroleum marketers and distributors who may find it increasingly difficult to compete in an environment of rising fuel and lubricant prices.

We expect our growth through acquisitions to come from the many companies we have identified that meet the financial and operating criteria we have established for acquisition targets. We are currently actively pursuing a number of these potential acquisitions. Our acquisition strategy will continue to focus on strengthening our competitive position by enhancing our product and service offering, increasing our scale, improving operating efficiencies and expanding and diversifying our geographic coverage and customer base.

The financial results provided herein reflect the fact that to this date we have been a private company and as such have not incurred costs typically found in publicly traded companies. We expect that those costs will represent an extra $4.5 million of expenses annually for Maxum Petroleum going forward.

Results of Operations

A summary of our consolidated statements of operations for the periods noted is presented below. We have included a summary of the statement of operations of our predecessor company for the period from July 1, 2003 to April 8, 2004, which represents its pre-acquisition results for the fiscal year ended June 30, 2004. In addition, the summary includes revenues and gross profits of our primary products and the gallons sold and gross profit per gallon of our primary products. Since our revenue and cost of revenue are significantly impacted by oil prices, we assess our performance and profitability by tracking gallons sold and gross profit per gallon sold. Our acquisitions have been accounted for using the purchase method of accounting; accordingly, our consolidated results of operations include the results of our acquired companies from their respective dates of acquisition.

A description of the components of our statement of operations follows:

Revenues.  Revenues includes the amounts earned on the sales of our products, refined fuel and lubricants, and services provided to our customers. For a description of our revenue recognition policy, see note A to our consolidated financial statements for the year ended June 30, 2006 included elsewhere in this prospectus.

Cost of revenues.  Cost of revenues includes primarily the purchased cost of our products, the freight paid to third-party carriers and costs incurred related to services rendered. Cost of revenue also includes the net realized effect of hedging activities.

Operating expenses.  Operating expenses include salaries, wages, commissions and related benefits and taxes, and fuel, repairs and maintenance and other expenses related to our transportation equipment. In addition, we include general and administrative expenses such as professional fees, insurance expense, office expenses, travel expenses and advisory fees paid to our Sponsors.

Depreciation and amortization.  This component includes the cost of our property and equipment that is allocated to operations under our depreciation policy and the amortization of our intangible assets which are customer relationships, trade names, proprietary technology and non-competition agreements.

Interest expense.  Interest expense includes the interest cost of our debt and capital leases, commitment fees on the unused portion of our revolving credit agreement and amortization of debt issuance costs. Interest expense is net of any interest income earned.

Other income (expense).  Other income (expense) consists of non-operating income and expense items.

Change in derivative fair value.  This component includes the change in the fair values of hedging derivative financial instruments.

Income taxes.  Income taxes include our current tax expense as well as the impact of changes in our income tax assets and liabilities.

	Predecessor	SPI Petroleum LLC
	For the Period from	For the Period from
	July 1, 2003	Inception through	Years Ended		Nine Months Ended
	through April 8,	June 30,	June 30,		March 31,
	2004	2004	2005	2006	2006	2007
		(In thousands, except per gallon amounts)

Statement of Operations Data:
Revenues	$410,564	$138,188	$843,916	$1,612,613	$1,062,730	$2,217,165
Cost of revenues	390,638	130,975	807,489	1,545,311	1,017,184	2,077,611

Gross profit	19,926	7,213	36,427	67,302	45,546	139,554
Selling, general and administrative	16,705	4,789	25,400	36,640	25,867	85,539
Depreciation and amortization	1,788	1,001	4,703	7,178	5,042	13,928

Operating income	1,433	1,423	6,324	23,484	14,637	40,087
Interest expense	(204)	(617)	(3,678)	(6,373)	(4,528)	(14,631)
Loss from the early extinguishment of debt	—	—	—	—	—	(1,008)
Other income (expense)	655	121	583	676	363	1,024
Change in derivative fair value	2	(542)	80	919	480	(1,219)

Income before income taxes	1,886	385	3,309	18,706	10,952	24,253
Income taxes	754	165	1,458	6,306	4,293	9,655

Net income	$1,132	$220	$1,851	$12,400	$6,659	$14,598

Revenues:
Diesel	$379,569	$127,798	$791,324	$1,523,559	$1,001,409	$1,940,044
Lubricants	12,901	4,410	22,134	34,675	24,580	149,507
Gasoline	12,016	4,439	21,390	37,047	24,962	91,496
Services and other(1)	6,078	1,541	9,068	17,332	11,779	36,118

Total revenues	$410,564	$138,188	$843,916	$1,612,613	$1,062,730	$2,217,165

Gross profit:
Diesel	$13,703	$4,952	$25,803	$47,532	$32,494	$83,396
Lubricants	3,116	1,004	5,533	8,612	5,710	30,090
Gasoline	727	203	1,158	1,524	1,164	5,171
Services and other(1)	2,380	1,054	3,933	9,634	6,178	20,897

Total gross profit	$19,926	$7,213	$36,427	$67,302	$45,546	$139,554

Gallons:
Diesel	389,335	110,409	526,976	737,343	503,312	936,525
Lubricants	4,033	1,277	5,985	7,130	5,270	22,162
Gasoline	10,772	3,101	14,471	18,664	13,330	41,270

Gross profit per gallon:
Diesel	$0.035	$0.045	$0.049	$0.064	$0.065	$0.089
Lubricants	0.773	0.786	0.924	1.208	1.083	1.358
Gasoline	0.067	0.065	0.080	0.082	0.087	0.125

(1)	Services and other does not include revenues or gross profit from services that are bundled with the sale of fuels and lubricants.

Comparison of the Nine Months Ended March 31, 2007 and 2006

Revenues.  Revenues were $2.2 billion for the nine months ended March 31, 2007 compared to $1.1 billion for the nine months ended March 31, 2006, an increase of $1.1 billion or 108.6%. The increase in revenue was due primarily to revenue contributed by companies acquired in 2006:

•	The revenue of Hartney, which was acquired in January 2006, was $598.6 million for the nine months ended March 31, 2007 compared to $127.6 million for the three months ended March 31, 2006, during which we owned Hartney;

•	Pecos, which was acquired in September 2006, added revenue of $434.0 million; and

•	Canyon, which was acquired in September 2006, added revenue of $132.9 million.

The balance of the increase represents increased sales by our historic businesses, $66.8 million of which represents increased gallons and value-added services sold and $49.7 million of which represents higher fuel prices. This organic growth represents an increase in gallons sold of 6.3% and an increase in sales of value-added services of 63.9%.

Gross Profit.  Gross profit was $139.6 million for the nine months ended March 31, 2007 compared to $45.5 million for the nine months ended March 31, 2006, an increase of $94.0 million or 206.4%. The increase was due to the following:

•	Gross profit of companies acquired accounted for $73.6 million of the increase (generally, the gross profit margin of acquired companies have been higher due to their product mix);

•	Improved margins per gallon contributed gross profit of $13.4 million; and

•	Gross profit earned on the increase in gallons sold and value-added services totaled $8.1 million.

Selling, General and Administrative.  Selling, general and administrative expenses were $85.5 million for the nine months ended March 31, 2007 compared to $25.9 million for the nine months ended March 31, 2006, an increase of $59.7 million or 230.7%. The increase in operating expenses was due primarily to the following:

•	Selling, general and administrative expenses of the acquired companies totaled $47.9 million.

•	The creation of a corporate staff added administrative expenses of $3.5 million.

•	Increases in the operating cost of our truck fleet totaled $3.5 million.

•	Non-cash share-based compensation totaled $2.2 million.

•	Management incentive accruals increased $1.1 million.

Depreciation and Amortization.  Depreciation and amortization was $13.9 million for the nine months ended March 31, 2007 compared to $5.0 million for the nine months ended March 31, 2006, an increase of $8.9 million or 176.2%. Depreciation and amortization associated with our acquisitions accounted for approximately $8.1 million of this increase and depreciation on other property and equipment accounts for the remainder.

Interest Expense.  Interest expense was $14.6 million for the nine months ended March 31, 2007 compared to $4.5 million for the nine months ended March 31, 2006, an increase of $10.1 million or 223.1%. Interest expense for the nine months ended March 31, 2007 reflects our average outstanding debt of $223.7 million and a weighted average interest rate of 8.26% compared to our average outstanding debt of $74.5 million and a weighted average interest rate of 7.75% during the comparable period of 2006. The increase in our outstanding debt was due to financing required by our acquisitions. The increase in the weighted average interest rate reflects the higher interest rates of the credit agreements which we entered into on September 18, 2006. In connection with the refinancing of our debt on September 2006, we expensed the

$1.0 million of unamortized deferred debt issuance costs associated with the credit facility that was refinanced.

Loss From Early Extinguishment of Debt.  On September 18, 2006, we were recapitalized and the previously existing credit facilities were refinanced. The loss represents the write-off of the associated unamortized deferred debt issuance costs.

Other Income (Expense).  Other income was $1.0 million for the nine months ended March 31, 2007 compared to $0.4 million for the same period in 2006. The increase was due principally to income from a captive insurance company which we acquired as part of the Pecos Inc. acquisition and an increase in gains on sale of fixed assets.

Change in Derivative Fair Value.  For the nine months ended March 31, 2007, we had a decrease in the fair value of our derivatives of $1.2 million compared to an increase of $0.5 million for the nine months ended March 31, 2006.

Tax Expense.  Tax expense was $9.7 million for the nine months ended March 31, 2007 reflecting an effective tax rate of 39.7% compared to an effective tax rate of 37.8% for the nine months ended March 31, 2006.

Net Income.  For the foregoing reasons, net income increased to $14.6 million for the nine months ended March 31, 2007 from the $6.7 million earned for the nine months ended March 31, 2006, an increase of $7.9 million or 117.9%.

Comparison of the Years Ended June 30, 2006 and 2005

Revenues.  Revenues were $1.6 billion for the year ended June 30, 2006 compared to $843.9 million for the year ended June 30, 2005, an increase of $768.7 million or 91.1%. The increase in revenue was due to the following:

•	Hartney, which was acquired in January 2006, added revenue of $315.2 million; and

•	Increased sales by our historic businesses, $95.0 million of which represents increased gallons and value-added services sold due to an increase in oil field activity and $358.6 million of which represents higher fuel prices. This organic growth represents an increase in gallons sold of 10.8% and an increase in sales of value-added services of 37.6%.

Gross Profit.  Gross profit was $67.3 million for the year ended June 30, 2006 compared to $36.4 million for the year ended June 30, 2005, an increase of $30.9 million or 84.8%. The increase was due to the following:

•	Improved margins per gallon sold contributed gross profit of $15.7 million;

•	Gross profit earned on the increase in gallons sold and value-added services totaled $8.8 million; and

•	The Hartney acquisition contributed gross profit of $6.3 million.

Selling, General and Administrative.  Selling, general and administrative expenses were $36.6 million for the year ended June 30, 2006 compared to $25.4 million for the year ended June 30, 2005, an increase of $11.2 million or 44.3%. Selling, general and administrative expenses added as a result of the Hartney acquisition accounted for $0.8 million of this increase and the expansion of our truck fleet drove increases in driver compensation, fuel and repairs and maintenance totaling approximately $5.1 million. Management incentive accruals increased $1.8 million.

Depreciation and Amortization.  Depreciation and amortization was $7.2 million for the year ended June 30, 2006 compared to $4.7 million for the year ended June 30, 2005, an increase of $2.5 million or

52.6%. This increase was due to the increase in amortization expense associated with definite-lived intangibles recorded under purchase accounting.

Interest Expense.  Interest expense was $6.4 million for the year ended June 30, 2006 compared to $3.7 million for the year ended June 30, 2005, an increase of $2.7 million or 73.3%. Interest expense for the year ended June 30, 2006 reflects our average outstanding debt of $77.8 million and a weighted average interest rate of 7.71% compared to our average outstanding debt of $46.5 million and a weighted average interest rate of 7.26% for the year ended June 30, 2005. The increase in our outstanding debt was due primarily to the purchase of Hartney.

Change in Derivative Fair Value.  For the year ended June 30, 2006, we had an increase in the fair value of our derivatives of $919,000 compared to an increase of $80,000 for the year ended June 30, 2005.

Tax Expense.  Tax expense was $6.3 million for the year ended June 30, 2006 reflecting an effective tax rate of 33.7% compared to an effective tax rate of 44.1% for the year ended June 30, 2005. In June 2006, we reversed tax reserves of approximately $0.6 million which were no longer required. The reversal of these tax reserves accounts for the lower effective tax rate for the year ended June 30, 2006.

Net Income.  For the foregoing reasons, net income increased to $12.4 million for the year ended June 30, 2006 from $1.9 million for the year ended June 30, 2005, an increase of $10.5 million or 552.6%.

Comparison of the Years Ended June 30, 2005 and 2004

Revenue.  Revenue was $843.9 million for the year ended June 30, 2005 compared to $138.2 million for the period from inception through June 30, 2004 and revenue of $410.6 million of our predecessor from July 1, 2003 to its acquisition, an increase of $295.2 million or 53.8%. The increase in revenue was due primarily to:

•	Revenue from higher fuel prices totaled $262.5 million; and

•	Gallons sold increased by 5.7% adding revenue of $32.4 million.

Gross Profit.  Gross profit was $36.4 million for the year ended June 30, 2005 compared to $7.2 million for the period from inception through June 30, 2004 and $19.9 million earned by our predecessor from July 1, 2003 to its acquisition, an increase of $9.3 million or 34.2%. The increase was due primarily to improved margins per gallon sold.

Selling, General and Administrative.  Selling, general and administrative expenses were $25.4 million for the year ended June 30, 2005 compared to $4.8 million for the period from inception through June 30, 2004 and $16.7 million incurred by our predecessor during the period July 1, 2003 to its acquisition, an increase of $3.9 million or 18.2%. This increase was primarily due to increased expenses associated with the growth of our truck fleet and a full year of management fees charged by our equity sponsors.

Depreciation and Amortization.  Depreciation and amortization was $4.7 million for the year ended June 30, 2005 compared to $1.0 million for the period from inception through ended June 30, 2004 and $1.8 million recorded by our predecessor during the period from July 1, 2003 to its acquisition, an increase of $1.9 million or 68.6%. The increase was primarily due to the amortization intangible assets recorded as a result of application of purchase accounting.

Interest Expense.  Interest expense was $3.7 million for the year ended June 30, 2005 which reflects the increase in borrowings incurred to purchase Simons.

Change in Derivative Fair Value.  For the year ended June 30, 2005, we had an increase in the fair value of our derivatives of $80,000 compared to a decrease of $542,000 for the period from inception through June 30, 2004.

Tax Expense.  Tax expense for the year ended June 30, 2005 was $1.5 million reflecting an effective tax rate of 44.1%. This effective rate is substantially higher than the statutory federal rate due to non-deductible expenses, primarily amortization, of $0.6 million included in income before taxes.

Net Income.  For the foregoing reasons, net income increased to $1.9 million for the year ended June 30, 2005 from $0.2 million earned during the period from inception through June 30, 2004 and $1.1 million by our predecessor for the period from July 1, 2003 through April 8, 2004 an increase of $0.5 million or 46.2%.

Liquidity and Capital Resources

Our liquidity needs have focused primarily on funding strategic acquisitions, working capital requirements and capital expenditures. The sources of our capital have been capital contributions by our equity sponsors and management and borrowings under our credit facilities.

Cash Flow Summary.  Our cash flows from operating, investing and financing activities, as reported in our consolidated statements of cash flows are summarized as follows:

	For the Period from
	Inception through	Years Ended June 30,		Nine Months Ended March 31,
	June 30, 2004	2005	2006	2006	2007
	(In thousands)

Cash provided by (used in):
Operating activities	$(1,962)	$(10,176)	$(11,444)	$30,462	$37,667
Investing activities	(44,380)	(9,916)	(21,384)	(21,913)	(210,088)
Financing activities	47,905	20,855	35,048	(7,087)	174,254

Net increase (decrease) in cash	$1,563	$763	$2,220	$1,462	$1,833

Cash provided by operations for the nine months ended March 31, 2007 increased $7.2 million compared to the nine months ended March 31, 2006. Cash used by operations for the year ended June 30, 2006 increased $1.3 million compared to the cash used by operations during the year ended June 30, 2005. The increase was due to a higher investment in working capital, primarily accounts receivable which more than offset the increase in earnings. The increase in accounts receivable was primarily the results of higher revenues. Cash used by operations for the year ended June 30, 2005 was $8.2 million higher than the period from inception through June 30, 2004 and reflects a full year of activity and thus is not comparable to the period from inception through June 30, 2004.

Cash used for investing activities for the nine months ended March 31, 2007 increased $188.2 million compared to the nine months ended March 31, 2006. Cash used to purchase Pecos and Canyon during the nine months ended March 31, 2007 totaled $191.2 million, net of cash acquired, compared to cash of $12.4 million paid to purchase Hartney during the nine months ended March 31, 2006. Investing activities during the year ended June 30, 2006 included the purchase of Hartney and $8.6 million of capital expenditures. Investing activities during the year ended June 30, 2005 included $3.5 million for the purchase of Trevco and $3.4 million of capital expenditures. Investing activities during the period from inception through June 30, 2004 reflects the purchase of Simons.

At March 31, 2007, our outstanding debt was $254.7 million which reflects an increase of $158.1 million during the nine months ended March 31, 2007. Equity contributed during this period totaled $24.4 million. Cash provided by financing activities for the nine months ended March 31, 2006 reflected a net decrease in our outstanding debt of $18.4 million and contributions of additional equity of $5.4 million. For the year ended June 30, 2006, we increased our outstanding debt by $29.7 million and received capital contributions of $5.4 million. For the year ended June 30, 2005, we increased our outstanding debt by $19.5 million and received capital contributions of $1.3 million. Financing activities for the period from inception through June 30, 2004 reflects our initial capitalization and borrowings required to finance the purchase of Simons.

Liquidity.  On September 18, 2006, we entered into a revolving credit agreement (the “Revolver”) with a syndicate of banks providing a $185 million revolving credit facility. The Revolver was increased to

$235 million on May 1, 2007. The Revolver matures on September 18, 2011 and bears interest at a variable rate of LIBOR plus an applicable percentage based on the current fixed charge coverage ratio. We pay a commitment fee of 0.250% or 0.375% on the Revolver’s unused balance depending on the current fixed coverage ratio. The Revolver is secured by a first lien on accounts receivable and inventory and a second lien on all of our assets other than accounts receivable and inventory.

On September 18, 2006, we entered into a term loan agreement (the “Term Loan”) with a syndicate of banks which provides for a $155 million term loan. The Term Loan matures on June 30, 2013 and bears interest at a variable LIBOR rate plus 4.5%. The Term Loan is payable in quarterly installments of $387,500 plus interest and four quarterly balloon payments during the last year of the term each in the amount of $36,425,000 plus interest. The Term Loan is secured by a first lien on all of our assets other than accounts receivable and inventory and a second lien on all of our accounts receivable and inventory.

The Revolver and Term Loan require that we maintain interest rate protection on at least 40% of the total amount of outstanding funded debt. At March 31, 2007, we had effectively fixed the interest rate on $185 million of our variable-rate debt by entering into the following interest rate swap agreements:

•	$20 million at a fixed rate of 4.135% for a term ending April 9, 2009,

•	$115 million at a fixed rate of 5.145% for a term ending October 25, 2009, and

•	$50 million at a fixed rate of 5.208% for a term ending October 25, 2009.

The Revolver and Term Loan require us to meet certain financial covenants which include requirements to maintain:

•	A ratio of funded debt, as defined, to EBITDA, as defined, of not greater than 5.00 to 1.00.

•	A fixed charge coverage ratio, as defined, of at least 1.15 to 1.

In addition, the Revolver and Term Loan agreements contain customary restrictive covenants which include covenants that limit our ability to incur additional debt, create liens, dispose of property, declare or pay dividends and certain other restricted payments, make certain investments, loans or other advances, change our line of business, enter into hedging transactions and make capital expenditures exceeding certain amounts, among others.

As of March 31, 2007, we were in compliance with the financial and other covenants of the Revolver and Term Loan agreements with a fixed charge coverage ratio of 1.46 and a leverage ratio of 2.88.

We currently have a ‘B’ corporate credit rating from Standard & Poor’s Rating Services and a “B2’ corporate credit rating from Moody’s Investors Service.

We anticipate capital spending of $8.0 million during the remainder of our current fiscal year, which ends June 30, 2007, and have plans to spend $28.6 million during our 2008 fiscal year. On May 1, 2007 we made a cash payment of $33.9 million to purchase Petroleum Products, Inc. and have issued letters of intent to acquire four additional businesses for approximately $40.3 million. We believe that our internally generated cash flow and borrowings available under our Revolver will be sufficient to fund these investments and our future working capital needs; however, this cannot be assured. At March 31, 2007, we had $80.0 million of unused credit available under our Revolver. We will need additional external financing in order to continue to execute our acquisition strategy.

Contractual Obligations and Probable Liability Payments.  The following table is a summary of our significant contractual obligations and probable liability payments at March 31, 2007:

	Payments by Fiscal Period
	April 1-
	June 30,	Years Ended June 30,
	2007	2008	2009	2010	2011	2012	Thereafter	Total
	(In thousands)

Long-Term Debt(1)	$6,521	$25,757	$25,442	$25,213	$122,699	$15,909	$155,339	$376,880
Operating Leases(2)	1,644	6,560	6,341	5,564	5,027	4,090	15,109	44,335
Other Long-Term Obligations	—	4,166	236	118	79	39	39	4,677
Purchase Commitments	537	715	—	—	—	—	—	1,252

	$8,702	$37,198	$32,019	$30,895	$127,805	$20,038	$170,487	$427,144

(1)	As described in Note 8 to our condensed consolidated financial statements as of March 31, 2007. We have included interest payments with our long-term debt obligations. Interest payments were calculated using applicable interest rates at March 31, 2007 and assuming that all of our long-term debt is outstanding until its scheduled maturity. On a pro forma basis after giving effect to this offering and the anticipated repayments under our Revolver and Term Loan, our long-term debt would be reduced to $ million.

(2)	As described in Note 14 to our condensed consolidated financial statements as of March 31, 2007. We lease equipment and office and warehouse space under non-cancellable operating leases with remaining terms which range from two to 11 years. Certain of these leases contain renewal options subject to customary conditions as well as purchase options at amounts that approximate fair value.

Off-Balance Sheet Arrangements.  We currently have no off-balance sheet arrangements.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We have applied our accounting policies and estimation methods and assumptions consistently in all material respects and for all periods presented. We consider the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

Allowance for Losses on Accounts Receivable.  We maintain a valuation allowance based on the expected collectibility of accounts receivable. The allowance includes an estimate of accounts that may become uncollectible based on the age of the amounts due and specific amounts for customer collection issues that we have identified. The valuation allowance provided for potentially uncollectible accounts receivable at March 31, 2007 was $3.5 million. For the years ended June 30, 2006 and 2005, our actual loss experience was in line with our expectations. We wrote off $0.6 million in 2006 and $0.1 million in 2005. While credit losses have historically been within our expectations, we cannot guarantee that our credit losses will be consistent with those in the past. The estimate of uncollectible accounts as of March 31, 2007 may prove to be inaccurate, in which case we may have overstated or understated the allowance for losses required for uncollectible accounts receivable.

Recoverability of Long-Lived Assets (including Tangible and Definite-Lived Intangible Assets).  To conduct our business operations and execute our business strategy, we acquire tangible and intangible assets, including property and equipment and definite-lived intangible assets. At March 31, 2007, the net carrying amount of these long-lived assets totaled $127.3 million. The determination of useful lives to depreciate our tangible assets and amortize our definite-lived intangible assets requires the use of accounting estimates and assumptions, changes in which could materially impact our financial condition or operating performance should such estimates and assumptions not correspond to the actual useful lives of our tangible and definite-lived intangible assets.

In addition, management must exercise judgment in assessing whether or not circumstances require a formal evaluation of the recoverability of our tangible and definite-lived intangible assets. We would likely conduct an impairment review if:

•	we significantly under-performed in relation to our expectations,

•	our annual operating plans indicated an unfavorable trend in operating performance,

•	the industry experienced a significant negative trend, or

•	there was a significant change or planned change in the use of our assets.

If an impairment review is required, recoverability of a potentially impaired asset or asset grouping is measured by comparing its carrying amount to the estimated future undiscounted cash flows associated with its use. If the carrying amount exceeds the estimated future undiscounted cash flows, the asset or asset grouping is considered to be impaired. The impairment is then measured as the difference between the carrying amount of the asset or asset grouping and its fair value. This evaluation requires use of internal business plans that are based on our judgments and estimates regarding future economic conditions, product demand and pricing, costs and inflation rates, among others. These judgments and estimates involve inherent uncertainties and the measurement of the recoverability of the cost of a potentially impaired asset or asset grouping is dependent on the accuracy of the assumptions used in making the estimates and how these estimates compare to the Company’s future operating performance.

Goodwill Impairment Testing.  Goodwill represents the excess of the cost of an acquisition over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Our goodwill totaled $81.4 million as of March 31, 2007. We will test our goodwill for impairment prior to the issuance of our annual consolidated financial statements and whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. This testing compares the carrying value of the goodwill of each of our reporting units to its fair value. We estimate the fair value of each of our reporting units using a discounted cash flow approach. This evaluation requires use of internal business plans that are based on our judgments and estimates regarding future economic conditions, product demand and pricing, costs and inflation rates, and discount rates among others. These judgments and estimates involve inherent uncertainties and the measurement of the fair value of the reporting unit is dependent on the accuracy of the assumptions used in making the estimates and how these estimates compare to the Company’s future operating performance.

Share-Based Compensation.  We implemented Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payments (“SFAS 123R”) on July 1, 2006. As of March 31, 2007, we had issued 773,692 Class A Units to key employees and we recorded compensation expense of $2.2 million. To determine the amount of compensation expense associated with the issuance of these membership units, we engaged an independent valuation firm to assist in determining the estimated fair value of the Units. The non-contemporaneous valuation of the membership units required an estimation of the fair value of the Company’s total invested capital at each date the membership units were awarded to management. These estimates of the fair value of the Company’s total invested capital were made by discounting projected cash flows through June 2012. These cash flows were based on estimates made by management of future sales volume, prices, inflation and capital spending requirements. The rates used to discount the cash flows at each valuation date were based on a projected weighted average cost of capital. The projected weighted average cost of capital required estimates of the required rates of return on equity and debt and projections of our capital structure. Once the fair value of the total invested capital at each valuation date was determined, it was allocated among our debt and equity holders through a series of call options. The Black-Scholes option pricing model was used to value these call options. The key assumptions used in the Black-Scholes calculation were the expected time to a liquidity event, the implied volatilities of comparable companies and the risk-free rate of return during the expected term of the options.

The amount of compensation expense recorded as a result of the issuance of equity membership units to members of management involved a significant number of estimates. Due to the uncertainties inherent in these estimates, the accuracy of the amount of compensation expense recorded is dependent on the accuracy of the assumptions used in making the estimates and how these estimates compare to the Company’s future operating performance and our ability to raise debt and additional equity.

Income Taxes.  Our annual tax expense is based on our earnings before income taxes, statutory tax rates in the various jurisdictions in which we operate and tax planning opportunities available to us. Our quarterly tax expense is based on an estimate of our annual effective tax rate.

As a result of tax laws of the jurisdictions in which we operate, certain income and expense items are included in our tax returns in periods that are different from the periods in which they are reflected in our financial statements. The tax expense reflected in our financial statements is not the same tax we pay when we file our tax returns. Our financial statements reflect expenses that are not deductible on our tax return. Such differences are permanent differences. Other differences are temporary differences and reverse over time. These temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns we will file in future years for which we have already recorded the tax benefit in our financial statements. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, or expense for which we have already taken a deduction in our tax return but have not yet recognized the expense in our financial statements.

As a matter of course, we are audited by federal and state tax authorities. We provide allowances for potential exposures when we consider it probable that a taxing authority may take a sustainable position on a matter contrary to our position. Based on management’s judgment, no allowances were recorded at March 31, 2007.

New Accounting Standards

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in financial statements. FIN 48 includes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosures. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48, if any, is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial position, results of operations or cash flows.

In November 2006, the FASB ratified a consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No. 06-9, Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and that of a Consolidated Entity or Between the Reporting Period of an Investor and that of an Equity Method Investee (“EITF 06-9”). EITF 06-9 is effective for changes in, or eliminations of, a previously existing difference between an entity’s reporting period and that of a consolidated entity or an equity method investee that occur in interim or annual reporting periods beginning after November 29, 2006. The adoption of EITF 06-9 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 159 on our consolidated financial position, results of operations or cash flows.

In April 2007, the FASB issued FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1). FSP FIN 39-1 clarifies that a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Adoption of FSP FIN 39-1 is not expected to have a material impact on the Company’s consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest rates.  As of June 30, 2006 and March 31, 2007, we had effectively fixed the LIBOR rate for $20 million and $185 million, respectively, of the balance of the Revolver at an average interest rate of 4.135% and 5.053% using interest rate swaps. For further discussion of our interest rate swaps as of March 31, 2007, see “— Liquidity”. The fair value of the swap was $0.7 million and $33,000 as of June 30, 2006 and March 31, 2007, respectively. Based on our outstanding debt at June 30, 2006 and March 31, 2007, a 1% increase in interest rates would increase interest expense by approximately $0.8 million and $0.7 million per year, respectively.

Fuel prices.  We minimize our risks from commodity price fluctuations through the use of derivative financial instruments. We do not use derivative instruments for trading or other speculative purposes.

We use futures contracts based on NYMEX heating oil values to hedge our exposure to fuel price risk. Heating oil and diesel fuel are closely related products; however, their prices are not perfectly correlated. Due to this difference and to the geographic price differentials between customer contract locations and futures contract locations, we face basis risk with regard to the effectiveness of our hedging arrangements. Basis is the difference between the price of the physical commodity being hedged and the price of the futures contract used for hedging. Basis risk is the risk that change in the cash price of the commodity being hedged will not be completely offset by an equal and opposite change in the value of the hedge instrument.

In fiscal 2006, several unusual events affected basis. These included major hurricanes, preparations for the phase-in of a new product, ultra low sulphur diesel, and geopolitical concerns. This confluence of events created substantial basis volatility. We initially believed that the long-term correlation between heating oil and diesel fuel would resume; however, pricing relationships have remained extremely unpredictable. We still believe that heating oil provides a valid economic hedge of diesel prices; however, such hedges can no longer reasonably be expected to be “highly effective” as defined by accounting standards. Therefore, no energy hedge contracts in place as of March 31, 2007 were designated as cash flow or fair value hedges. All energy hedge contracts were recorded at fair value at this date and changes were recognized in current earnings.

Cash flow hedges.  As of June 30, 2006, all NYMEX contracts purchased to hedge fixed price sales agreements were designated as cash flow hedges. These contracts hedged future sales of 4.7 million gallons of fuel at a weighted average price per gallon of $1.89 and had a fair value of $1 million as of June 30, 2006.

Fair value hedges.  We utilize over the counter (OTC) contracts to hedge changes in the fair value of sales contracts which provide customers with risk management features, such as caps, floors and graduated discounts. All critical terms of the hedging instruments mirror the terms of the hedged items. These contracts hedged future sales of 15 million gallons of fuel as of June 30, 2006 and had a fair value of $0.5 million.

Non-designated hedges.  We sell NYMEX heating oil futures contracts to hedge the value of our fuel inventory. These contracts hedged 2.3 million and 5.9 million gallons of fuel and had fair values of $0.2 million and ($0.6) million as of June 30, 2006 and March 31, 2007 respectively. No energy contracts in effect as of March 31, 2007 were designated as cash flow or fair value hedges; all contracts were treated as non-designated hedges. As of March 31, 2007, we had NYMEX heating oil futures contracts at a weighted average price per gallon of $1.88 with a fair value of $1.1 million which hedged contracted future sales of 17.4 million gallons of fuel. As of March 31, 2007, we had over the counter (OTC) heating oil contracts at a weighted average price per gallon of $1.92 with a fair value of $0.8 million which hedged contracted future sales of 30.5 million gallons of fuel.

BUSINESS

Our Company

We are a leading independent energy logistics company that markets and distributes a comprehensive offering of refined petroleum products and provides value-added logistics and energy management services to a diverse customer base in the United States and the Panama Canal. We believe our procurement and logistics expertise, significant scale and refiner relationships, broad distribution platform, complementary and value-added services, proprietary information technology systems and experienced and deep management team make us unique in the industry and provide us with a competitive advantage. We have a successful track record of identifying, executing and integrating strategic acquisitions and are well positioned to lead the ongoing consolidation in the highly fragmented fuel and lubricant marketing and distribution industry.

According to U.S. Department of Energy 2006 data, the domestic refined petroleum marketing and distribution industry is approximately $360 billion in aggregate annual revenue and historically has experienced stable growth. In recent years, major oil companies have increasingly shifted their focus away from marketing and distribution activities to concentrate on their core drilling, exploration and production businesses. Major oil companies have also looked to reduce their distribution costs, contributing to a significant reduction in the number of independent refined petroleum marketers. In this climate, fuel purchasers are seeking full service solutions to better manage their fuel and lubricant procurement processes while refiners are seeking strong partners that have both the financial strength and distribution platform to guarantee placement of their products. We believe businesses often lack the required internal staffing, resources and market expertise and are seeking to outsource their fuel and lubricant procurement processes to reliable partners. With nearly 60 years of marketing and distribution experience, we believe we have the resources, capabilities, refiner relationships, infrastructure, technology and management expertise necessary to meet that demand.

We are one of the largest independent energy logistics companies in the country based on gallons of refined fuel and lubricants sold. We utilize a broad fuel and lubricant distribution platform that includes more than 425 supply racks as well as blending facilities and packaging and distribution centers in strategically important locations throughout the United States and in the Panama Canal. We offer a broad array of value-added services including remote and sensitive location delivery, on-site equipment monitoring and maintenance, fuel management programs, cost control programs, environmental services and equipment leasing. While we utilize common carriers to deliver refined petroleum products and services to easily accessible customer locations, we also maintain a specialized fleet of vehicles to reach remote and sensitive sites in rugged environments. The geographic and operational breadth of our products and services platform and transportation assets provide us with a competitive advantage and allow us to reliably and efficiently service national accounts with a single source of supply.

In addition to experiencing strong organic growth, we have identified and successfully integrated a number of accretive and synergistic acquisitions. The businesses we acquired have expanded our geographic footprint, diversified our product and service offerings and generated significant revenue and cost synergies. Our acquisition and integration strategy is designed to minimize operating disruptions and ensure continuity when companies are acquired. We expect to benefit from continuing industry consolidation trends and have a significant pipeline of strategic targets that could further increase our scale and improve our margins.

We manage most of our business, including all of our fuel business to optimize the spread or margin between the cost at which we purchase product from refiners and the price at which we are able to sell it to our customers. Typically, we charge our customers a pre-agreed mark-up of a benchmark cost of a particular product. While the market prices of diesel and gasoline have been volatile historically, the size of the spread is related more to customer relationships and services provided rather than to the market price for the fuel sold. This volatility, although it can materially affect our revenue, does not necessarily affect our profitability which is a function of gross profit per unit.

From fiscal 2005 to fiscal 2007, we increased our diesel gallons sold from 527 million to           and increased our lubricant gallons sold from 6 million to          . At the same time, our gross profits have grown from $36 million in fiscal 2005 to           million in fiscal 2007, representing a compounded annual growth rate of     %. We have achieved this growth while employing a disciplined capital expenditure program. For fiscal 2006 and fiscal 2007, we deployed $9 million and $          , respectively, of capital into our business.

Our Competitive Strengths

Leading Position in a Large, Growing and Fragmented Industry

We are one of the largest independent energy logistics companies in the country with over           gallons of diesel fuel and           gallons of lubricants sold during fiscal 2007. According to U.S. Department of Energy data, the U.S. refined petroleum marketing and distribution industry was approximately $360 billion in 2006. Industry data indicate that domestic liquid fuel consumption has grown steadily, increasing from 17.0 million barrels daily in 1990 to 20.7 million barrels daily in 2006. As the U.S. economy relies heavily on refined petroleum products to ensure the movement of people and products, the stable demand for these products is expected to continue. According to Petroleum Trends International, Inc., today there are approximately 6,900 domestic fuel marketers and distributors operating primarily within their respective local or regional markets, which is a significant decline from more than 12,000 only ten years ago. This decline has largely been driven by the major petroleum refiners looking to reduce their distribution costs and decrease the number of distributor relationships. In addition, larger marketing and distribution companies have acquired smaller, local competitors to achieve greater purchasing power and financial resources, lower cost structures, stronger refiner relationships and proprietary service offerings. This trend is expected to continue as refiners further consolidate their relationships and local marketers are absorbed by larger competitors or exit the market due to limited access to capital, lack of purchasing power, increasing safety and environmental regulations and rising minimum fuel purchase requirements. As one of the largest marketers with nearly 60 years of operating history, we believe we are well positioned to continue to increase our market share both organically and through acquisitions.

Customer-Focused Business Model

We believe our products and services offer a unique mix of advantages that inspire customer loyalty, improve customer retention and add value. These advantages include a broad distribution platform built on longstanding relationships with leading fuel and lubricant refiners and a broad array of value-added logistics and energy management services. These services include the delivery of fuel and lubricants to remote and sensitive locations, on-site equipment monitoring and maintenance, fuel management programs, cost control programs, environmental services and equipment leasing. Through our comprehensive and differentiated product and service offering, we are able to provide “one-stop shop” capabilities to our customers. In addition, we believe our customers value our ability to ensure safe, reliable and timely delivery. We believe these factors have combined to foster stronger relationships and greater customer loyalty.

Significant Purchasing Power and Proprietary Best Buy Procurement System

On an annual basis, we presently purchase 1.4 billion gallons of diesel fuel and 45 million gallons of lubricants, making us one of the largest purchasers and suppliers of these products in the United States. We maintain numerous agreements with a diverse group of refiners and service a number of national accounts. The frequency and volume of our purchases provide us economies of scale in procurement. Our significant scale allows us to obtain favorable pricing from our refiners, in part by negotiating bulk purchases to achieve substantial cost savings, which represents a significant advantage when competing against smaller, regional players. Furthermore, by leveraging our broad footprint and our knowledge of local market dynamics, we have developed a proprietary procurement system called “Best Buy.” Our Best Buy proprietary software program analyzes fuel prices at, and transportation costs from, each of the more than 425 supply racks from which we procure fuel in order to identify the lowest fuel price available in any region on any given day.

Diversified Customer Base

Our customer base includes over 20,000 companies across a broad range of industries including drilling, exploration and production, commercial and industrial, marine, government, railroad, trucking, automotive and other sectors. We have a leading market position in a number of these end markets and sole supplier arrangements with a growing number of our customers. In fiscal 2007, no single customer accounted for more than 5% of our total sales, and the average length of our relationships with our top 10 customers was more than 20 years. Our customers are located throughout the Midwest, Mid-Continent, Southwest, West Coast and Central Appalachian regions of the United States and in the Panama Canal.

Longstanding Refiner and Lubricant Manufacturer Relationships

One of the most critical issues for our customers is reliability of supply. We have strong relationships with, and purchase fuel and lubricants from, market leading petroleum refiners and lubricant manufacturers, including BP, Citgo, Shell Oil, Marathon, Valero and Chevron. The average length of our relationships with our top 5 suppliers is more than 20 years. We are a significant customer of the refiners given the volume of fuel and lubricants we regularly purchase. Additionally, our importance as a leading marketer and distributor has helped us to maintain access to refined petroleum products in times of supply shortages or disruption such as the 2005 hurricane season.

Experienced Management Team

We are led by an experienced management team with significant operating and financial expertise. Our key managers have an average of more than 20 years of relevant experience. In addition to having significant industry experience, our senior management team has a strong track record of identifying, completing and integrating acquisitions. We have also retained key members of our acquired companies’ management teams, which provides our management team with further depth and experience. After this offering, our management will own     % of our common stock.

Our Strategy

We intend to build upon our position as a leading independent energy logistics company in the United States and the Panama Canal through organic growth, geographic expansion in underserved markets, selective acquisitions and operating efficiencies.

Drive Organic Growth

We intend to drive organic growth by providing existing customers with more value-added services, taking advantage of cross-selling opportunities and displacing smaller marketers that are unable to compete due to the increased expectations of customers and refiners. We believe our value-added services both drive growth through the revenue they produce and strengthen our relationships with our customers by better satisfying their full range of needs. In addition, our acquisitions have historically resulted in significant cross-selling opportunities as they provide an established customer portfolio to which we can sell other products and services. Acquired companies in new regions also provide a platform for delivery of our products and services to our existing customers’ operations in these regions. We believe this promotes customer loyalty and reduces customer turnover.

Expand Customer Base in Underserved Markets

We plan to continue to leverage our existing logistics infrastructure, industry knowledge and operating experience to expand into new geographies, new product lines and new market and industrial channels. Such expansion will allow us to attract new customers that are currently underserved by smaller, independent distributors that may not have our resources and capabilities or the breadth of our product and service offerings. For example, we actively pursue customers in rugged or sensitive environments, such as mountainous regions, mines and marine areas, where we can generally obtain higher margins for our fuel and lubricant deliveries and services.

Continue to Grow with Selective Acquisitions

Over the course of our history, we have successfully identified, executed and integrated a number of strategic acquisitions, and we believe that industry consolidation trends and our pipeline of strategic targets will provide us with continued growth opportunities. We intend to target accretive acquisitions that meet our operational and financial criteria. Our acquisition strategy will continue to focus on strengthening our competitive position by enhancing our product and service offering, increasing our scale, improving operating efficiencies and expanding and diversifying our geographic coverage and customer base.

Continue to Improve Overall Operating Efficiencies

We seek to minimize our cost of fuel procurement by taking advantage of economies of scale and differences in fuel prices throughout the United States. As we increase our fuel and lubricant purchases, expand our geographic footprint and implement the Best Buy procurement system over a larger network, we expect to realize continued procurement savings. An expanded geographic footprint will also enable us to develop more sole supply relationships with larger regional and national customers, which should result in a more efficient use of our assets and increase reliability of supply for the customer base. As we continue to grow and integrate acquisitions, we expect to further drive efficiency and synergy improvements through the consolidation of insurance purchasing and other administrative and operational functions.

Our Markets

The refined petroleum marketing and distribution industry in the United States primarily consists of the marketing and distribution of gasoline, distillate fuel oil (mainly diesel), lubricating oil and residual fuel oil and the provision of value-added logistics services. Independent fuel distributors purchase products from refiners or other distributors and then resell them to fixed retail outlets, end users or other distributors. According to U.S. Department of Energy 2006 data, the domestic refined petroleum marketing and distribution industry is approximately $360 billion in aggregate annual revenue.

Diesel Fuel

Most diesel fuel sold in the United States is re-sold by petroleum marketers and distributors, rather than sold directly by the major oil companies to end users.

According to the U.S. Energy Information Administration, from 1980 to 2006, U.S. consumption of distillate fuel oil, which is used to produce diesel fuel, increased from 2.9 million barrels per day to 4.2 million barrels per day. Continuing economic growth and global industrialization is expected to drive the demand for diesel fuel, since it is the primary fuel used in trucking, railroads and various commercial and industrial applications. Domestic consumption of distillate fuel oil is expected to reach 4.5 million barrels per day in 2010 and 4.9 million barrels per day in 2015. The U.S. economy is the largest consumer of petroleum-based products in the world. Given its heavy reliance on these products, demand is relatively insulated from price movements. The table below compares the historically stable growth in demand for distillate fuel oil with GDP and price per diesel gallon:

Note: Diesel fuel price in real May 2007 dollars. Diesel volume is an annual average in millions of refiner-produced No. 2 diesel gallons per day taken from monthly averages for each year. All data from U.S. Energy Information Administration.

Lubricants

Lubricant distributors in the United States focus on serving commercial and industrial users (C&I), passenger car motor oil suppliers (PCMO) and original equipment manufacturers (OEMs). In many instances, lubricant distributors also blend lubricants, under both major oil company brands and private labels.

Lubricants consumed by industrial and manufacturing companies have become higher profile given how critical they are to ensuring the reliable and continuous operation of manufacturing and industrial equipment such as drilling rigs, mining equipment, agricultural equipment and other production machinery. The increasing importance of lubricants in industrial and manufacturing applications is expected to drive continued growth in demand. According to Petroleum Trends International, Inc., lubricant demand in the United States reached an estimated 2.8 billion gallons, valued at $15.7 billion in 2006. The largest segment is the industrial lubricants market, at an estimated 1.3 billion gallons, followed by consumer automotive at 831 million gallons and commercial automotive at 635 million gallons.

Services

Petroleum distribution services include fuel and lubricant supply and delivery, asset management, used oil recycling, on-site refueling, fuel testing and lubricant blending. As major oil producers focus on exploration and development while reducing downstream marketing activities, business customers of fuel and lubricant distributors increasingly require critical knowledge and expertise in managing fuel procurement. Value-added services bundled with fuel and lubricant distribution allow diversified distributors to gain market share with customers seeking a single distributor for all of their petroleum-related needs.

Consolidation Among Suppliers

The current petroleum industry landscape has been shaped by a consolidation wave that began approximately one decade ago. Over the last ten years, mergers among major petroleum product producers formed what are now major oil companies, such as BP, Chevron, ExxonMobil, Shell Oil and ConocoPhillips. Merger and acquisition activity has also reduced the number of major finished lubricant manufacturers from 11 to six. The current leading manufacturers are Shell Oil, ExxonMobil, Chevron, Citgo and ConocoPhillips. Currently, there are fewer than 200 refiners and manufacturers active in the U.S. petroleum production industry.

In addition to consolidating, major oil companies and refiners have been increasingly divesting their downstream marketing and distribution businesses in order to focus on their core exploration and refining businesses. As a result, the need for independent distributors that offer value-added logistics services to customers has significantly increased.

Consolidation Among Distributors

Oil companies and refiners usually work with a core group of distributors and have maintained relationships with those distributors that have the most developed platforms and are capable of handling an increased volume of their production. Refiners increasingly view their relationship with the distribution partner as an extension of their brand and logistics network and not just as a product reseller. Consequently, refiners are becoming increasingly selective. Distributors with better access to capital to invest, broad product and service offerings and large networks are more likely to have strong relationships with refiners.

Our History

Our predecessor, SPI, was formed in October 2003 by Northwest Capital Appreciation, Waud Capital Partners and RBC Capital Partners through Cadent Energy Partners for the purpose of launching a consolidation vehicle in the refined petroleum marketing and distribution industry. SPI acquired Simons Petroleum, Inc. in April 2004. After acquiring Simons, we made a number of acquisitions that expanded both our geographic coverage and the breadth of products and services we offer. The table below summarizes the acquisitions we have completed commencing with the acquisition of Simons:

Date	Acquired Company	Region	Business

April 2004	Simons Petroleum, Inc.	Southwest, Midwest, Mid-Continent, Gulf Coast	Petroleum marketer and fuel supplier to national drilling, exploration and production and trucking companies.

June 2005	Trevco, Inc.	Rocky Mountains	Regional petroleum marketer and supplier of fuels to regional drilling companies.

January 2006	Hartney Fuel Oil Co.	Greater Chicago	Supplier of refined fuels and inventory management services to the government and transportation industry.

June 2006	McLain Truck Service, Inc.	Western Texas, New Mexico	Regional fuel, lube and chemical distributor serving commercial and industrial customers.

September 2006	Pecos, Inc.	West Coast, Panama Canal	Supplier of fuels, lubricants and petroleum-related value-added services to the marine and commercial and industrial sectors.

September 2006	Canyon State Oil Company, Inc.	Southwest	Regional marketer and distributor of lubricants and fuels to the commercial and industrial and automotive markets.

October 2006	Transport Services of Oklahoma, Inc.	Oklahoma, Texas	Regional provider of bulk petroleum transportation.

May 2007	Petroleum Products, Inc.	Central Appalachia	Supplier of fuels, lubricants and related value-added services to industrial and coal mining operations.

We have developed a strategic and financial profile for our targets and acquire only those companies that meet this profile. The businesses we have acquired have a long operational track record within their respective markets.

Products and Services

We market and distribute a comprehensive offering of refined petroleum products and provide value-added logistics and energy management services to a diverse customer base in the United States and the Panama Canal. Our products are broken into three broad categories: Fuel (Diesel and Gasoline), Lubricants, and Services and Other.

Fuel (Diesel and Gasoline)

We are one of the largest independent distributors of diesel fuel in the United States, selling over           gallons for fiscal 2007. For the same period, we generated $           in diesel revenue and $           in diesel gross profit. We also provide customers with gasoline, which represented less than     % of total fuel revenue for fiscal 2007. We supply diesel fuel and gasoline to customers in the drilling, exploration and production, railroad, trucking, marine and mining sectors.

Developed in 2004, Best Buy, a proprietary procurement application, is the core tool we use to source and manage millions of gallons of fuel on a daily basis. Customer fuel orders are transmitted through Best Buy, which uses a proprietary algorithm to calculate up to 20 supply and route alternatives for each order. For each alternative, the system calculates the cost per gallon of delivering the product, including freight costs. This system enables us to determine the optimal supplier and route to maximize gross profit per gallon of product delivered.

We have been working continuously to enhance the capabilities of Best Buy and to fully migrate all acquired companies onto this system. Acquisitions made prior to Pecos and Canyon have been integrated onto Best Buy, and we are in the process of integrating our more recently acquired businesses.

Lubricants

With our acquisition of Pecos and Canyon in September 2006, we became one of the largest distributors of commercial and industrial lubricants in the United States. We had lubricant sales of           gallons, generating $           in revenue and $           in gross profit, for fiscal 2007. We supply lubricants to customers in the drilling, exploration and production, marine, automotive and trucking sectors. All of these customers rely on the efficient operation of large and expensive engines and related assets for power generation. Lubricants and associated services play a critical role in minimizing asset downtime, maximizing asset life and ensuring reliable power generation.

We offer a wide range of commercial and industrial lubricants and services to our customers, including dispensing equipment and equipment installation and repair. In addition, we are the largest distributor of Graco dispensing equipment in the United States. We also own and operate a lubricant blending facility on the West Coast, which has become more strategic as companies look for tailored lubricant products to best maintain their equipment. Blending services are performed on behalf of major oil companies, as well as independent labels.

Ancillary product sales include car care products, chemical sales to the oil and gas production market and fuel additives. Car care products include flush chemicals, soaps and various fluids. Relatively large volumes of chemicals such as methanol and triethelyne glycol are utilized in the production of natural gas to prevent freezing during winter operations. Customers also use fuel additives to improve fuel efficiency of their equipment and as a way to reduce emissions when operating in environmentally sensitive areas.

Services

We provide value-added energy logistics services that include fuel management and inventory control, fixed and contractual fuel pricing, equipment leasing programs for storage and dispensing of products and on-line access to fuel and equipment reports. Many of our value-added services help customers minimize equipment downtime and increase engine life, thereby maximizing production. Additionally, new government regulations are generating additional demand for environmental services such as transferring used oil filters and non-hazardous industrial waste into recycling drums and recycling lubricants from equipment. For fiscal 2007, we generated $           in services revenue and $           in services gross profit.

We offer the following value-added services. These services directly generate service revenue as well as allow us to increase our fuel and lubricant revenue and margins.

Service	Description

On-site Refueling	We provide 24-hour equipment refueling in order to help our customers better manage their fleet logistics. This effort includes procuring products and complying with regulatory and environmental requirements in a cost-efficient manner. The majority of on-site refueling deliveries are performed during non-business hours when equipment is not being used.

Lubricant Blending	Our blending facility in Rancho Dominguez, CA offers computerized lubrication scheduling with plant software that enables flexibility and customized approaches for our blended lubricant customers, which include BP, Fuel and Marine Marketing (a division of Chevron), and Total. The blending facility’s high standard of quality control has been a key factor in winning the blending business of major petroleum producers and refiners.

Asset Management Program	The Asset Management Program (‘‘AMP”) is a service that combines field technical maintenance with a proprietary, Web-based database intended primarily for drilling, exploration and production customers. The AMP System monitors the equipment in a drilling rig and provides real-time alerts when there are critical equipment malfunctions or maintenance is required. It also maintains a log of all recommendations and actions taken.

Equipment Leasing	We offer customers the ability to lease equipment, such as fuel tanks and lubricant storage and dispensing systems, in exchange for long-term contractual commitments to us.

Environmental Services	We offer services that help our customers comply with environmental codes and regulations. In addition to hauling and disposing used oil and lubricants from industrial sites, we offer tailored and industry-generic maintenance services, as well. For example, ISO Clean, an environmental service, helps to both prevent on-site contamination for circulating lubrication systems and increase the endurance of such systems, by removing damaging particulates from fluid systems and maintaining fluid cleanliness.

Real-Time Reporting	Through the use of a licensed cellular-based tank and truck fleet monitoring system, we deploy technologically advanced fueling systems to obtain accurate reporting of each gallon of fuel dispensed. We use this system to provide customers with accurate real-time refueling information by vehicle and location via online real-time reports.

Service	Description

Oil Analysis	We perform regularly scheduled analysis of clients’ equipment and lubricants to ensure optimal performance. This provides our clients with accurate assessments of lubricant condition and is a key factor in extending equipment life.

Borescope Engine Inspection	A borescope is an optical device used for maintenance inspection work where the area to be inspected is inaccessible by other means. We use borescopes to capture digital images of interior components of our customers’ equipment, which are then analyzed and transmitted to the customer with specific service recommendations.

CRC Rating Preparation/Timeline Monitoring	A Coordinating Research Council Rating (‘‘CRC Rating”) is an evaluation delivered by a research organization jointly formed by the automotive and petroleum industries to investigate the effects of equipment design, fuels, lubricants and operating conditions within those industries. To help our customers achieve their CRC Rating targets as well as evaluate lubricant and maintenance effectiveness, we perform routine inspection of equipment parts for wear and deposits. The inspections are used to gauge the efficiency of equipment operation as well as prepare the asset for the appropriate CRC Rating target.

Customer Channels

We currently service over 20,000 companies, and no single customer accounts for more than 5% of our total sales in fiscal 2007. We serve several end-markets including drilling, exploration and production, trucking, marine, government, mining, construction, railroad, automotive, manufacturing, and other commercial and industrial sectors. Our customer locations span the Mid-Continent, Midwest, Southwest, West Coast and Central Appalachian regions of the United States and the Panama Canal. Our top five and top ten customers account for     % and     %, respectively, of our total revenue in fiscal 2007. On average, our top 5 customers have been doing business with us in excess of 20 years.

Our customers include BP, Chesapeake Energy, Devon, Helmerich & Payne, NASTC (National Association of Small Trucking Companies), Total S.A., U.S. Xpress, Amtrak and Union Pacific Railroad, the Department of Defense, the Washington State Ferries, Foss Maritime, Crowley Marine and Royal Caribbean. We have the asset infrastructure and logistics platform to make deliveries for a variety of capacities from full tanker quantities to smaller tank-wagon/bobtail quantities (smaller trucks for deliveries of 5,000 gallons or less). Customer locations often include rugged, operationally challenging environments (e.g., drilling rigs or mines) where customers may be willing to pay a premium for service and reliability.

Outlined below are descriptions of our primary customer channels:

•	Drilling, Exploration and Production. Customers in the drilling, exploration and production sector are engaged in the search for and production of crude oil, natural gas and other hydrocarbon products. These customers rely on power generation and other equipment that is fueled by diesel, requires large volumes of lubricants and must be serviced regularly to ensure efficient and reliable operation. The increased consumption of petroleum products globally has resulted in a high level of drilling, exploration and production activity, which, in turn, has resulted in a corresponding increase in demand for diesel and lubricants. We provide fuel and lubricant distribution and value-added logistics and energy management services to the majority of large onshore domestic rigs operating in the United States.

•	Commercial and Industrial. Customers in the Commercial and Industrial channel are involved in a variety of industries that make frequent use of heavy machinery and transportation assets. This customer channel includes the following areas: stevedoring (our loading and unloading services for cargo ships in major ports), construction, mining, agriculture, general manufacturing and government/mass transit (principally public transportation systems such as rail, subway, tram or bus services).

•	Marine. Customers in the marine channel include commercial fishing vessels, freight and tug barges, deep draft vessels and ports, and government agencies such as the Department of Defense. We operate marine facilities at major West Coast ports such as Los Angeles, Long Beach, San Francisco and Seattle, from which we provide principally diesel and lubricants to marine vessels. We also supply drilling and marine customers in the Gulf of Mexico through three marine terminals located in Sabine Pass, Texas; Cameron, Louisiana; and Port Fourchon, Louisiana. We deliver our products to the general marine sector via fuel docks, barges, product tankers and trucks. Our marine operations include the following:

•	General Marine. Customers in general marine businesses principally operate fishing vessels and commercial shipping vessels, which include barges, tugs, tankers and cargo ships.

•	Department of Defense. We have become the largest supplier of diesel fuel to the U.S. Navy’s vessels in the United States and Panama, providing the Navy with over 15 million gallons of diesel fuel annually.

•	Panama Canal. We operate three bulk lubricant tanker vessels and 16 trucks and have 15,000 barrels of storage capacity in the Canal Zone, which has more than 14,000 ships passing through each year carrying more than 211 million tons of cargo. The Panama Canal is scheduled to undergo a major expansion, with the construction of a third set of locks that will double the Canal’s capacity. Preliminary work has already begun, and the construction is expected to continue through 2014.

•	Railroads. Customers in the railroad sector include freight, commercial and passenger railroad operators. We supply them with diesel fuel, the primary fuel for train engines. A typical fully loaded locomotive will consume 3 to 3.5 gallons of diesel fuel per mile. We are the single source of diesel supply to five of the six Class I railroads and all three short-line railroads in the Chicago-area transportation hub. We also manage fuel logistics for some rail clients, including bulk fuel tank monitoring, discretionary fuel purchasing and delivery.

•	Trucking. Customers in the trucking sector own or operate long-haul, freight or delivery trucks. Trucking plays a vital role in the transportation of raw materials and finished goods between suppliers, manufacturers and end-users, and is a significant consumer of diesel fuels. We supply fuel to our trucking customers through our relationships with various truck stops as well as through certain terminals. We do not own any of the truck stops, but instead have arrangements with the truck stops to sell diesel fuel to our customers at their facilities.

•	Automotive. Businesses in the automotive customer channel are generally involved in the sale, maintenance and repair of automobiles. Among our typical customers are dealerships, fast lubes and tire shops. The typical automotive customer has multiple stores within a region. Many of these businesses provide simple consumer automotive services such as oil changes, local DMV examination, body work/repair and car washes. We supply well-known premium lubricant brands such as Shell, Pennzoil, Quaker State, Motorcraft and Valvoline to our automotive customers. Additionally, we make incremental sales of car care products such as soaps, wash chemicals and other ancillary auto products.

Suppliers

We maintain longstanding relationships with a diverse group of petroleum refiners and lubricant manufacturers, which include BP, Shell Oil, Chevron, ExxonMobil, ConocoPhillips, Citgo, Valero Energy and SemGroup. Our largest supplier of diesel represented     % of our diesel fuel purchases, and our largest supplier of lubricants represented     % of our lubricant purchases during fiscal 2007. The average length of our relationships with our top five suppliers is more than 20 years.

Currently, we are among the largest diesel customers for BP, Shell Oil, SemGroup and Valero. We are the largest lubricant customer for Chevron, Shell Oil, Citgo, Pennzoil, Quaker State and Motorcraft. Additionally, in times of constrained supply, we have been able to maintain access to refined petroleum products when others have not been able to due, in part, to the fact that we are an important customer of both national and regional petroleum refiners. For example, during the aftermath of Hurricane Katrina, our infrastructure and strong refiner relationships allowed us to continue to deliver fuel to the Gulf region because we had access to non-Gulf region fuel supply sources that our competitors did not.

Information Technology

Our information technology (“IT”) platform enables us to manage customer activity and real-time fuel procurement. Each day, our IT systems process thousands of customer transactions and manage the origin, location, specification, grading and pricing of millions of gallons of fuel. Electronic processing provides convenience for customers and expedites invoicing and receivables management. Our IT platform also facilitates increased communication with vendors and tracks purchasing volumes to identify potential cost-saving opportunities.

Distribution Capabilities

Transportation Assets

We generally use common carriers to distribute our products to accessible customer locations, such as truck stops. Common carriers account for approximately     % of the fuel volume we transported during fiscal 2007. We also utilize a proprietary fleet of specialized trucks, railcars and marine vessels to deliver products and services to customer locations in rugged and sensitive environments (e.g., remote drilling locations, mining operations, marine areas and construction sites) and to meet specific customer service needs. This fleet comprises approximately 214 tractors, 231 trailers, 162 tankwagons, 68 bobtails, 55 stakebed trucks, 15 ocean-going vessels and 170 railcars.

Distribution Facilities

We operate 60 storage and packaging facilities throughout the United States and the Panama Canal with over 10 million gallons of bulk fuel and lubricant storage capacity, as illustrated by the following map:

For the marine sector, we manage wholesale fuel and lubricant facilities on or near the water in the ports of Los Angeles, Long Beach, San Francisco and Seattle, as well as facilities in the Gulf of Mexico (Sabine Pass, Texas; Cameron, Louisiana; and Port Fourchon, Louisiana) and at the Panama Canal.

Competition

According to Petroleum Trends International, Inc. there are currently approximately 6,900 domestic fuel marketers and distributors, the majority of which are small regional or local operations, distributing approximately ten million gallons of petroleum fuel per year. Customers are increasingly looking for sole source distributors that can offer a bundled set of petroleum products and value-added services. Our competition varies by region and industry; however, no competitor has a comparable geographic footprint and offers the same breadth of products and services as us.

Environmental

General

Our business of supplying refined petroleum products involves a number of activities that are subject to extensive and stringent environmental laws. As part of our business, we own and operate various petroleum storage and distribution facilities and must comply with environmental laws at the federal, state and local levels, which increases the cost of operating terminals and our business generally.

Our operations also utilize a number of petroleum storage facilities and distribution facilities that we do not own or operate, but at which refined petroleum products are stored. We utilize these facilities through several different contractual arrangements, including leases, throughput and terminalling services agreements. If facilities with whom we contract that are owned and operated by third parties fail to comply with environmental laws, they could face penalties (including in the worst case be shut down), requiring us to incur costs to use alternative facilities.

Environmental laws and regulations can restrict or impact our business activities in many ways, such as:

•	requiring remedial action to mitigate releases of hydrocarbons, hazardous substances or wastes caused by our operations or attributable to former operators;

•	requiring capital expenditures to comply with environmental control requirements; and

•	enjoining the operations of facilities deemed in non-compliance with environmental laws and regulations.

Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hydrocarbons, hazardous substances or wastes have been released or disposed of. Moreover, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the release of hydrocarbons, hazardous substances or other wastes into the environment. We have not to date encountered material environmental claims or cleanup liabilities and currently do not expect that such claims or liabilities will materially impair our business, financial condition or results of operations going forward.

The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. We endeavor to anticipate future regulatory requirements and to manage the costs of compliance with such requirements to avoid material impacts.

We do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial condition or results of operations. We cannot assure you, however, that future events, such as changes in existing laws, the promulgation of new laws, or the development or discovery of new facts or conditions will not cause us to incur significant costs.

Hazardous Substances and Releases

In most instances, the environmental laws and regulations affecting our business relate to the release of hazardous wastes into the water or soils and maintain controls to prevent or contain such releases. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act, as amended (“CERCLA” or the “Superfund law”), and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under the Superfund law, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. The Superfund law also authorizes the EPA, and in some instances third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible persons the costs they incur.

We currently own, lease or utilize storage or distribution facilities where hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on, under or from the properties owned or leased by us or on or under other locations where we have contractual arrangements or where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to the Superfund law or other federal and state laws. Under these laws, we could be required to remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators, to clean up contaminated property, including groundwater contaminated by prior owners or operators, or to make capital improvements to prevent future contamination. The Superfund law exempts certain petroleum-related substances from its liability scheme, but such substances are covered by other state and federal regulatory and cleanup programs. We have not to date incurred material Superfund liability and do not currently believe that such liability will, in the future, have a material adverse effect on our business, financial condition or results of operations.

It is possible for landowners adjoining our facilities or other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment in connection with our facilities, operations or waste disposal practices.

Above Ground Storage Tanks

Above-ground tanks that contain petroleum and other hazardous substances are subject to comprehensive regulation under environmental laws. Generally, these laws impose liability for releases, and require secondary containment systems for tanks or that the operators take alternative precautions to ensure that tank leaks or spills are prevented or contained. We believe we are in material compliance with environmental laws and regulations applicable to above ground storage tanks.

The Oil Pollution Act of 1990 (“OPA”) addresses three principal areas of oil pollution — prevention, containment and cleanup. In order to handle, store or transport oil, we are required to file oil spill response plans with either the United States Coast Guard (for marine facilities) or the EPA. States in which we operate have enacted laws similar to OPA. Under OPA and comparable state laws, responsible parties for a regulated facility from which oil is discharged may be subject to strict, joint and several liability for removal costs and certain other consequences of an oil spill such as natural resource damages, where the spill is into navigable waters or along shorelines. We believe that we are in material compliance with regulations pursuant to OPA and similar state laws.

Under the authority of the Clean Water Act, the EPA imposes specific requirements for Spill Prevention, Control, and Countermeasure plans that are designed to prevent, and minimize the impacts of, releases from above ground storage tanks. We believe that we are in substantial compliance with these requirements and that any costs to comply with these requirements will not be material.

Water Discharges

The Clean Water Act imposes restrictions regarding the discharge of pollutants into navigable waters. This law and comparable state laws require permits for discharging pollutants into state and federal waters and impose substantial liabilities for noncompliance. EPA regulations also require us to obtain permits to discharge certain storm water runoff. Storm water discharge permits also may be required by certain states in which we operate. We believe that we operate in substantial compliance with the EPA’s general stormwater permit. While we have experienced permit discharge exceedences at some of our terminals, we do not expect any non-compliance with existing permits and foreseeable new permit requirements to have a material adverse effect on our financial condition or results of operations.

Air Emissions

Our operations are subject to the Clean Air Act (“CAA”) and comparable state and local laws. Under such laws, permits are typically required to emit pollutants into the atmosphere. Most of our facilities are relatively small with potential emissions below emission thresholds triggering CAA permit requirements. Where required, we believe that we currently hold or have applied for all necessary air permits and that we are in material compliance with applicable air laws and regulations. Although we can give no assurances, we are aware of no changes to air quality regulations that will have a material adverse effect on our business, financial condition or results of operations.

Various federal, state and local agencies have the authority to prescribe product quality specifications for the refined petroleum products that we sell, largely in an effort to reduce air pollution. Failure to comply with these regulations can result in substantial penalties. Although we can give no assurances, we believe that we are currently in substantial compliance with these regulations.

Hazardous and Solid Waste Management

Our operations generate a variety of wastes, including some hazardous wastes that are subject to the federal Resource Conservation and Recovery Act, as amended (“RCRA”) and comparable state laws. By way of summary, these regulations impose detailed requirements for the handling, storage, treatment and disposal of hazardous waste. Our operations also generate solid wastes which are regulated under state law or the generally less stringent solid waste requirements of the federal Solid Waste Disposal Act. Additionally, as part of our customer product management, we provide used oil collection services consisting principally of collection and transfer to a licensed used oil recycler. We believe that we are in material compliance with the existing requirements of RCRA, the Solid Waste Disposal Act, and similar state and local laws, and the cost involved in complying with these requirements is not material.

Insurance

We maintain insurance policies to cover risks related to physical damage to our vessels and vessel equipment, other equipment (including containers, chassis, terminal equipment and trucks) and property, as well as with respect to third-party liabilities arising from the carriage of goods and the operation of vessels and shore-side equipment and general liabilities which may arise through the course of our normal business operations. We also maintain limited business interruption insurance and directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities.

We maintain additional insurance policies to cover a number of other risks, including workers compensation, third-party property damage and personal injury claims, cargo claims, employment, fiduciary, crime and directors’ and officers’ liability.

We acquired a captive insurance subsidiary as a result of the Pecos acquisition. Pecos has elected to retain some of the risks associated with operations using a subsidiary, Trinidad Insurance Co., which provides casualty insurance. By using this insurance subsidiary, Pecos has mitigated the effect of escalating casualty insurance premiums and retained some of the economic benefits of its low loss record, which has had minimal claims since Pecos established the subsidiary. We reduce our major exposure by insuring for losses in excess of our retained limits with a number of third party insurance companies.

We believe that our current insurance coverage provides adequate protection against the accident-related risks involved in the conduct of our business. However, all risks may not be adequately insured against and claims made against us may exceed our coverage amounts.

Employee Safety and Site Security

We are subject to the requirements of the Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with the OSHA requirements.

With respect to the transportation of refined petroleum products by truck, we operate only a limited number of trucks, as most of the trucks that distribute products we sell are owned and operated by third parties. We are subject to regulations promulgated under the Federal Motor Carrier Safety Act for those trucks that we do operate. These regulations cover the transportation of hazardous materials and are administered by the U.S. Department of Transportation. We conduct ongoing training programs to help ensure that our operations are in compliance with applicable regulations.

Our workplaces and transportation activities are also subject to the USA PATRIOT Act of 2001. The USA PATRIOT Act imposes rules applicable to shippers and carriers of hazardous materials that could be used in terrorist activities, including bulk flammable liquids such as refined petroleum products. These rules require operations such as ours to generate and implement site security plans, improvements to site security measures and impose security training requirements.

Employees

We employ approximately 1,200 full-time employees. We believe our relations with our employees are satisfactory.

Legal Proceedings

From time to time, we may become involved in litigation arising out of operations in the normal course of business. We are not a party to any pending legal proceedings which could reasonably be expected to have a material adverse effect on our operating results, financial position or cash flow.

MANAGEMENT

Executive Officers and Directors

In connection with this offering we intend to amend and restate our certificate of incorporation and bylaws. The following summary of our executive officers and directors contains references to provisions of our amended and restated certificate of incorporation and bylaws, including the composition of the board of directors and its committees.

The following table sets forth information regarding our directors, executive officers and other key employees, including their ages as of May 31, 2007. All of our directors hold office for the remainder of the full term in which the new directorship was created or the vacancy occurred and until their successors are duly elected and qualified. The composition of the committees of the board of directors will be determined at the completion of this offering. Executive officers serve at the request of the board of directors.

Name	Age	Position

E. Perot Bissell	48	Chief Executive Officer and Director
Roger N. Simons	59	Senior Executive Vice President and Vice Chairman
Michel P. Salbaing	62	Chief Financial Officer
William W. Huffman, Jr.	58	Chief Accounting Officer
Michael N. McDonald	49	Senior Vice President, Mergers and Acquisitions
Ryan A. Secrist	34	Vice President, Corporate Development
Douglas A. Sterk	35	Corporate Controller
Reeve B. Waud	43	Chairman of the Board
James E. Bertelsmeyer	65	Director
Bradford N. Creswell	47	Director
Bruce M. Rothstein	54	Director
Thomas F. Arndt	48	President, Canyon State Oil Company, Inc.
Patrick C. Graney	53	President, Petroleum Products, Inc.
Michael H. McLaughlin	45	President, Simons Petroleum, Inc.
Scott A. Smith	44	President, Pecos, Inc.
John A. Zar	60	Senior Vice President, International

Set forth below is information concerning our directors, director nominees, executive officers and other key employees.

E. Perot Bissell serves as our Chief Executive Officer and a member of our Board of Directors. Prior to joining SPI in 2006, Mr. Bissell was the Managing Partner of Northwest Capital Appreciation, Inc. (“NCAI”). NCAI manages Northwest Capital Partners II, L.P. (“NCPII”), a fund that invests in middle-market companies in the United States. NCPII was one of the founding investors of Maxum Petroleum. Mr. Bissell has had numerous executive, advisory and board roles in consolidating industries including security alarm monitoring, radio broadcasting, and fuel and lubricant distribution. Mr. Bissell has been a principal in over 50 acquisitions and divestitures including nine acquisitions in the fuel and lubricant distribution business.

In 1984 after graduating from Columbia College, Mr. Bissell commenced his career at PaineWebber in the corporate finance department focusing on energy, transportation and communications finance. From 1989 to 1990, he worked in the lease and project finance group of Drexel Burnham Lambert focusing on energy and transportation. From 1990 to 1996, Mr. Bissell was a managing director at Bankers Trust’s corporate finance department in the Asset and Structured Finance Group from 1990 to 1994 and co-head of the Transportation and Aerospace Group from 1995 to 1996. In 1996, Mr. Bissell joined NCAI as a partner. NCAI provided merchant banking services to middle-market companies from 1996 to 2001. In 2001, NCAI raised a fund focused on investing in middle-market companies in fragmented industries. In addition to managing a merchant banking and private equity firm, Mr. Bissell has served in several executive functions including

Chief Financial Officer of SLP Capital from 1996 to 1998 and interim Chief Executive Officer of ASG Security in 2003. Mr. Bissell will serve as a Class  director.

Roger N. Simons serves as Senior Executive Vice President and Vice Chairman of Maxum. Mr. Simons started his career while in college as an employee of Union 76 and Mid-Continent Systems, Inc. He developed truck stop marketing strategies and, along with Mid-Continent, established a nationwide truck stop chain. Mr. Simons also developed lubricant products and services for drilling, exploration and production operators in the oil and gas industry. In 1974, Mr. Simons was named Vice President of Simons Petroleum, was named President in 1978 and in 1984 was elected Chairman of the Board and Chief Executive Officer. In 1990, Mr. Simons began serving as a member of the Products Committee of the New York Mercantile Exchange (NYMEX). Mr. Simons also is active in many organizations (primarily oil-industry related) and charities. Mr. Simons graduated from Sam Houston State University. Mr. Simons will serve as a Class  director.

Michel P. Salbaing serves as our Chief Financial Officer. Mr. Salbaing joined us in 2006, having previously served as a partner with Tatum LLC. Mr. Salbaing’s most recent positions were as the Chief Financial Officer of two NYSE-listed companies, Cenveo, Inc. and Quebecor World, Inc., that consolidated the fragmented printing industry and had multi-billion dollars in revenues. Mr. Salbaing has also held the Chief Financial Officer position with medium and large international public companies in the manufacturing, defense electronics and project financing segments. He has also served on the boards of a publicly traded pulp and paper company and of a closely held aluminum smelter. Mr. Salbaing holds a Bachelor of Commerce degree from McGill University and is a member of the Canadian Institute of Chartered Accountants.

William W. Huffman, Jr. serves as our Chief Accounting Officer. From March 2007 until joining the Company in May 2007, Mr. Huffman was an independent financial consultant. From September 2006 to March 2007, Mr. Huffman was the Vice President and Controller of Bio Fuel Energy, LLC, a development stage company constructing two ethanol plants. From 2000 to 2006, he was Vice President and Corporate Controller of Cenveo, Inc, a NYSE-listed company, and from 1999 to 2000, he was the Chief Financial Officer of Cenveo’s commercial printing segment. Prior to 1999, Mr. Huffman held financial leadership positions in two private equity funded companies and was the Director of Internal Audit at James River Corporation. Mr. Huffman began his career at Coopers and Lybrand where he was an audit manager. Mr. Huffman holds a B.A. in Economics from the Virginia Military Institute and an M.B.A. from the University of Richmond. He is a Certified Public Accountant.

Michael N. McDonald serves as our Senior Vice President, Mergers and Acquisitions. Mr. McDonald spent 11 years in public accounting with Arthur Andersen LLP in the accounting and audit practice during which time he obtained his CPA certificate. In 1992, he left his position as senior audit and accounting manager with Andersen’s Oklahoma City office and spent seven years with UroCor, Inc., a growing publicly traded healthcare company, initially as controller and progressing to Chief Financial Officer. In 1999, Mr. McDonald joined Simons Petroleum, Inc., where he served as Chief Financial Officer until mid 2004, when he moved into an M&A role with SPI. In 2004, Mr. McDonald was charged by a grand jury in Oklahoma City with conspiracy to commit securities fraud in connection with his role as Chief Financial Officer of UroCor. After a trial in 2006, Mr. McDonald was found not guilty on the sole charge in which he was named. Other defendants were also found not guilty on all charges, which included a second charge applicable only to them. Mr. McDonald is not aware of any SEC investigations or shareholder law suits against UroCor relating to this matter. Mr. McDonald holds a Bachelor’s Degree in Accounting from Oklahoma State University.

Ryan A. Secrist serves as our Vice President, Corporate Development. Mr. Secrist joined us in September 2006, and continues to serve as a Vice President at Northwest Capital Appreciation, Inc. We expect to employ Mr. Secrist prior to the consummation of this offering. NCAI manages Northwest Capital Partners II, L.P., a fund that invests in middle-market companies in the United States. NCPII was one of the founding investors of Maxum Petroleum. While at NCAI, Mr. Secrist was actively involved in Maxum Petroleum’s acquisitions and financings. Prior to joining NCAI in 2005, Mr. Secrist had over ten years of transactional and finance experience, including investment banking with Capital Run LLC from 2003 to 2005 and with Piper Jaffray, Inc. from 1997 to 2001, private equity investing with Intracorp Capital, LLC from 2002 to 2003, and public accounting as a CPA with KPMG Peat Marwick LLP from 1994 to 1996. Mr. Secrist holds a B.A. in Economics from Wesleyan University and an M.B.A. in Finance and Accounting from the Stern School of Business at New York University.

Douglas A. Sterk serves as our Corporate Controller. He began his career with Arthur Andersen LLP in Oklahoma City and while there performed attestation and other services for major exploration and production entities. Mr. Sterk relocated to Dallas to work for PricewaterhouseCoopers LLP in their Transaction Services group. Mr. Sterk next accepted the Controller and Human Resources Director position at Medley Material Handling Company in Oklahoma City and remained with Medley until joining SPI in January 2006. Mr. Sterk earned both his Bachelor’s and Master’s of Accountancy degrees from the University of Oklahoma in December 1995 and is a CPA.

Reeve B. Waud will serve as the Chairman of our Board of Directors effective upon consummation of this offering. Mr. Waud is the founder and managing partner of Waud Capital Partners, L.L.C., a private equity firm whose portfolio companies have revenues of approximately $4.5 billion and more than 7,000 employees. Prior to founding Waud Capital Partners, Mr. Waud was an investment professional at Golder, Thoma, Cressey, Rauner, Inc., a private equity investment group based in Chicago. Previously, Mr. Waud was a founding member of the Venture Capital Group at Salomon Brothers Inc. Mr. Waud has invested in a wide variety of industries, including healthcare services, business and consumer services, specialty distribution and value-added manufacturing, and has founded or acquired more than 120 businesses. He currently serves as Chairman of the Board of Alarm Security Group, Aquion Partners, True Partners Consulting and Whitehall Products and is a member of the board of directors of Acadia Healthcare, Hospitalist Management Group and Regency Hospital Company. Mr. Waud also serves on the board of directors of Northwestern Memorial Foundation and is a trustee of the John G. Shedd Aquarium in Chicago. Mr. Waud holds a B.A. in Economics from Middlebury College and an M.B.A. from the Kellogg School of Management at Northwestern University.

James E. Bertelsmeyer will become a director effective upon consummation of this offering. Mr. Bertelsmeyer is the retired Chairman, Chief Executive Officer and Founder of Heritage Propane Partners LP, now Energy Transfer Partners LP, one of the largest natural gas transporters and the third largest retail propane marketer in the nation. He started his business career on the Conoco Pipeline Management Development Program in 1969, eventually having the responsibility for all of Conoco’s domestic gas liquids business. In 1979, he joined Buckeye Gas Products as Senior Vice President of Supply and Distribution. He was elected President and Chief Operating Officer one year later of what was then the nation’s largest retail propane marketer. Mr. Bertelsmeyer has served on the Board of Directors of the National Propane Gas Association (NPGA) for 31 years and as Chairman of the Executive Committee, the Government Affairs Committee and the Market Statistics Committee as well as numerous sub-committees and task forces. He was elected as NPGA’s National President in June of 1998, and was a co-founder of the industry’s Propane Education and Research Council. Mr. Bertelsmeyer is the past President of the Academy of Chemical Engineers and a member of the Board of Trustees of that institution. He holds a B.S. and a Professional Engineering Degree in Chemical Engineering from the University of Missouri at Rolla and an M.B.A. from the University of Memphis. Mr. Bertelsmeyer will serve as a Class  director.

Bradford N. Creswell will become a director effective upon consummation of this offering. Mr. Creswell is a co-founder of Northwest Capital Appreciation, Inc. and has been a partner of NCAI since 1992. He has been involved in all aspects of NCAI’s activities since its founding and serves on the boards of New Northwest Broadcasters, LLC, Alarm Security Group, LLC, Summit City Radio Group, Frontier Packaging, Inc., Northern Crane Services Inc. and Coast Crane Company. Prior to NCAI, Brad worked in Bankers Trust’s corporate finance department from 1987 to 1992. From 1982 to 1985, he worked in the audit department of Arthur Young where he earned his CPA. Mr. Creswell holds a B.A. from University of Puget Sound and an M.B.A. from the Amos Tuck School of Business at Dartmouth. Mr. Creswell will serve as a Class   director.

Bruce M. Rothstein will become a director effective upon consummation of this offering. Mr. Rothstein is a managing partner with Cadent Energy Partners LLC. Prior to founding Cadent in 2003, Mr. Rothstein was a Managing Partner of RBC Capital Partners in the energy team. He has been involved in the energy business since 1990, primarily as an investor of private equity capital on behalf of institutional investors, and has been involved in mergers and acquisitions since 1982. His experience extends through many sectors of the exploration and production, oilfield services and equipment, product pipelines and terminals, petroleum products distribution, refineries, coal and electric power generation. He is currently a director of Vedco Holdings, Inc. and Array Holdings, Inc. Mr. Rothstein holds a B.A. in Mathematics from Cornell University and an M.B.A. from the Stern School of Business at New York University. Mr. Rothstein will serve as a Class director.

Thomas F. Arndt serves as President of Canyon State Oil Company, Inc., which was acquired by SPI in September 2006. Mr. Arndt participated in some of the earliest operations of Canyon State Oil, supporting his family’s ownership interests, and began his full-time employment at Canyon State Oil Company, Inc. in 1984 where he served in various capacities and leadership positions for the company. Mr. Arndt became President of Canyon State Oil in 1988, and Canyon State Oil has been wholly owned and under his complete direction since 1990. Mr. Arndt has served on various industry committees, councils and boards throughout his career. Mr. Arndt holds a Bachelor of Science Degree in Business Administration and Finance from Northern Arizona University.

Patrick C. Graney serves as President of Petroleum Products, Inc., Petroleum Transport, Inc. and Petroleum Fueling, Inc., which were acquired by SPI in May 2007. Mr. Graney started his career in the coal industry working as an assistant to a well-known entrepreneur and industry leader. Later that year he bought into Petroleum Products where he has been active ever since in all phases of sales, operations and administration and where he began an expansion program that continued up until the acquisition. He is also the founder of the One Stop convenience store chain of Charleston, West Virginia. Mr. Graney has attended numerous sales, finance, technical and operations courses in his 31 years with the company. He also has been a member of various National Councils for major oil company vendors, and served for two years as the Financial Strategist on the Governor’s Economic Development Team in West Virginia. Mr. Graney has been a longstanding member of the West Virginia Coal Association Board of Directors and is now Chairman of the Government Affairs Committee. In 2005, he was appointed by the White House to become a member of the National Coal Council in Washington, D.C. He is an active board member in a variety of business organizations (primarily industry-related groups) and charitable activities. Mr. Graney graduated cum laude from the University of Virginia in 1975 and holds an M.B.A. from the University of Virginia Darden School of Business, where he graduated with a Faculty Award for Academic Excellence.

Michael H. McLaughlin serves as President of Simons Petroleum, Inc., which was acquired by SPI in April 2004. Mr. McLaughlin joined Simons in 1998 from Noble Drilling where, as Vice President, he gained broad experience in operations, general, project and materials management and manufacturing. During his first seven years at Simons, Mr. McLaughlin served in various capacities, including operations and sales management, before taking on further responsibilities which included corporate development and organizational and business process improvement, and oversight of Simons’ information systems and Commercial and Industrial Sales areas. In 2007, Mr. McLaughlin was appointed President of Simons. Mr. McLaughlin holds a Bachelor’s Degree in Business Administration from Rhodes College, Memphis and an M.B.A. from the University of Texas at Austin.

Scott A. Smith serves as President of Pecos, Inc., which was acquired by SPI in September 2006. Mr. Smith spent the first three years of his career in public accounting with KPMG’s Los Angeles audit practice, followed by executive management positions, both in finance and operations, in the industrial paint and chemical business, golf club manufacturing and global logistics. Mr. Smith joined Pecos in 2002 as Chief Financial Officer. Over his five years with Pecos, Mr. Smith has been instrumental in Pecos’ M&A activities, business planning practices, banking relationships and risk management. Mr. Smith was named President of General Petroleum in January 2007. Mr. Smith holds a Bachelor’s Degree in Economics from the University of California, Los Angeles.

John A. Zar serves as our Senior Vice President, International. Mr. Zar began his career in the petroleum business with Mobil Oil Corporation in 1969 after receiving his M.B.A. from California State University of Long Beach. Mr. Zar left Mobil Oil in the mid-1970s, at which time he entered into an array of positions providing consultation to smaller businesses and eventually entered the real estate brokerage industry. In 1984, Mr. Zar returned to the petroleum industry, purchasing his family’s interest in the predecessor to Pecos, which was founded by his father in 1946 as a Mobil Oil consignee, and started the company’s growth into commercial and industrial marketing. In 1985, he became the President and directed the operations of Pecos. In 2007, Mr. Zar was appointed Executive Vice President, International, of SPI. Mr. Zar has been involved in numerous industry and distributor boards, including the Chevron Texaco Petroleum Marketing Association and as a founding member of the Deep Draft Lubricant Association.

Composition of Board; Classes of Directors

Upon completion of this offering, our board of directors will consist of 11 members and will be divided into three classes, denominated as Class I, Class II and Class III. Members of each class will hold office for staggered three-year terms, except that Class I directors will have an initial term expiring in 2008, Class II directors will have an initial term expiring in 2009 and Class III directors will have an initial term expiring in 2010. At each annual meeting of our stockholders beginning in 2008, the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected and qualified.

Board Committees

Our board of directors currently has an audit committee and a compensation committee. Upon completion of this offering, the composition of these committees will change, and we will establish a nominating and governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. We will adopt new charters for the audit committee, compensation committee and nominating and governance committee prior to the completion of this offering.

Audit Committee.  Our audit committee will assist our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm. The audit committee will:

•	review the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and track management’s corrective action plans where necessary;

•	review our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	review our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	have the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the audit committee have not yet been appointed. We intend to appoint at least three members that are “independent” directors as defined under NYSE rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). One member will be appointed at the consummation of this offering, and the others will be appointed within one year thereafter.

Compensation Committee.  The compensation committee will:

•	implement and administer our incentive compensation plans and equity-based plans;

•	produce an annual compensation committee report;

•	determine the annual compensation to be paid to the named executive officers; and

•	make regular reports to the board of directors concerning executive compensation.

The members of the compensation committee have not yet been appointed. Within one year after consummation of this offering, all of the members of the compensation committee will be independent in accordance with the NYSE rules.

Nominating and Governance Committee.  We intend to create a nominating and governance committee simultaneously with the completion of this offering. The nominating and governance committee will:

•	establish criteria for board and committee membership, and recommend to the board of directors qualified individuals for election to the board or appointment to board committees;

•	consider and make recommendations to the board of directors concerning the size and composition of the board and each committee thereof;

•	review the compensation of non-employee directors and make recommendations to the board of directors concerning compensation of non-employee directors;

•	prepare an annual assessment of the board of directors and each committee, and assist the board and each committee in its self-evaluation to determine whether the board of directors and such committees are functioning effectively; and

•	evaluate the performance of our Chief Executive Officer and oversee management development and succession planning in coordination with our compensation committee.

The members of the nominating and governance committee have not yet been appointed. Within one year after consummation of this offering, all of the members of the nominating and governance committee will be independent in accordance with the NYSE rules.

Independent Directors

The NYSE’s rules include a requirement that a majority of our directors be “independent” within 12 months of completion of this offering. In compliance with the requirements of the Sarbanes-Oxley Act of 2002, the NYSE listing standards and SEC rules and regulations, a majority of the directors on our compensation and nominating and governance committees will be independent within 90 days of listing on the NYSE and, within one year, these committees will be fully independent, and a majority of our board of directors will be independent. One member of the audit committee will meet the independence requirements for audit committee members as adopted by the NYSE and the SEC upon consummation of this offering. A majority of the directors on our audit committee will meet such requirements within 90 days of consummation of this offering and, within one year, the audit committee will be fully independent.

Compensation Discussion and Analysis

Overview

The following paragraphs provide an overview and analysis of our executive compensation policies and programs, the compensation decisions material to an understanding of our policies and programs and the material factors and rationale considered in making those decisions. This discussion is intended to put in context the information in the tables that follow, each of which contains detailed information on the compensation granted, earned and paid to our named executive officers.

Objectives of Our Compensation Program

Our objective is to have an executive compensation program that will attract and retain the best possible executive talent, to tie annual and long-term cash and equity to achievement of measurable corporate and individual performance goals and objectives, and to align executives’ incentives with stockholder value creation. To achieve these objectives the compensation committee of SPI has implemented and maintains compensation plans that tie a substantial portion of executives’ overall compensation to our financial performance. Overall, the executive compensation program is intended to create the opportunity for total compensation that is comparable with that available to executives at other companies of similar size in comparable industries. The compensation committee reviews and recommend for approval to the board all of our compensation policies regarding our named executive officers to, among other things:

•	provide a pay opportunity that is dependent to a large extent upon our performance via variable pay rather than fixed pay;

•	provide a pay opportunity that is targeted at or near the median of competitive companies, with an opportunity for pay higher than the median if our performance is higher than our targeted performance; and

•	determine compensation practices of our competitors by reference to relevant benchmarks in the industry, executive pay surveys and peer group practices.

Determining Executive Compensation

Our board of directors, after receiving recommendations from the compensation committee, determined the compensation of our named executive officers. We conduct an annual benchmark review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. We benchmark our executive compensation against that of comparable companies.

Among other things, the compensation committee is responsible for:

•	setting the compensation of our chief executive officer;

•	overseeing our equity incentive plans;

•	developing and recommending to the board total compensation for directors;

•	reviewing development and succession plans;

•	evaluating the performance of the chief executive officer;

•	approving any employment agreement, severance arrangement, retirement arrangement, change in control agreement or provision and any special or supplemental benefit for the chief executive officer or any other executive officer; and

•	to the extent the board of directors decides that it is advisable, any matter involving compensation assigned to the compensation committee by the board of directors.

From time to time, the chief executive officer may consult with compensation experts to obtain competitive information regarding compensation levels at peers or surveyed companies before submitting his recommendations to the compensation committee. The chief executive officer also may have input in the determination of appropriate peers and surveyed companies, before being approved by the compensation committee. The compensation committee will independently determine the performance of the chief executive officer and approve his compensation levels.

Executive Compensation Components

Our compensation program for our named executive officers consists primarily of the following components: base salary, annual bonus and long-term incentives. The program includes minimal levels of perquisites and also includes severance and change-in-control benefits.

Base Salary.  Base salaries for each executive are set based on the executive’s duties and responsibilities, individual performance, contribution, tenure and experience. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels. The most recent review occurred in fiscal 2007.

Following the consummation of this offering, base salaries for our named executive officers will be adjusted based on the scope of their responsibilities. We believe that executive base salaries should be targeted near or above the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. Annual salary adjustments will be based on the executive’s individual performance, contribution, tenure and experience.

Annual Bonus.  In fiscal 2007, we paid bonuses to four of our five executive officers based on tenure and performance. Following the consummation of this offering, the compensation committee will recommend and the board will have the authority to award discretionary bonuses to our executive officers, subject to the parameters set forth in their employment agreements. Consistent with our emphasis on performance incentive compensation programs, bonuses are to be paid to executive officers based on our financial performance.

Long-term Incentives.  We believe that long-term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock and stock-based awards.

In connection with the stated objective of achieving the ownership goal with the provision of long-term incentive awards, we are adopting the 2007 Equity Incentive Plan which will permit the granting of several types of equity-based compensation awards. Our 2007 Equity Incentive Plan will be established prior to the consummation of this offering to provide certain of our personnel, including our executive officers, with incentives to help align those individuals’ interests with the interests of stockholders. We believe that the use of stock and stock-based awards offers the best approach to achieving our compensation goals.

Perquisities

Our determination regarding levels of benefits and perquisites is based on what we have seen in the market through our recruiting process and our actual ability to hire named executive officers. The benefits we have provided to our named executives have not materially changed during the prior fiscal years, and we believe we are generally competitive with the market. Our named executive officers are eligible for supplemental group variable life insurance, supplemental disability plan and a nonqualified supplemental retirement plan. In the past, a named executive officer has used an airplane that is available to us through our charter relationship for a personal trip. The named executive officer has fully reimbursed us for the cost of chartering the airplane.

The compensation committee in its discretion may revise, amend or add to the executive officers’ benefits and perquisites if it deems it advisable.

Employment Agreements with Named Executive Officers

Prior to the consummation of this offering, we intend to enter into employment agreements with each of Messrs. Bissell, Simons, Salbaing, McDonald and Secrist. Each of the agreements will become effective on the date that our registration statement with respect to this offering becomes effective and has an initial term that ends on          , with automatic one-year renewal periods thereafter.

Our executives will be entitled to tax gross-up payments in the event that compensation to the executive is assessed an excise tax on “excess parachute payments” under section 280G of the Code or in the event that an excise tax is levied as a result of section 409A of the Code (despite the full cooperation of the executives to ensure compliance with Section 409A) in order to reflect the intended benefit of our compensation program. See “Post-termination and other provisions” below for a further description of these employment agreements.

Compensation Tables

The following tables set forth certain information concerning compensation paid or accrued by SPI, for services rendered in all capacities by our chief executive officer, our chief financial officer and our other three most highly compensated executive officers during the fiscal year ended June 30, 2007, whom we refer to as our “Named executive officers.” References to units in the tables below are to membership interests in SPI, as applicable. Each of the units referenced in the tables below will convert, upon consummation of this offering, into shares of our common stock based upon the valuation of SPI as determined by this offering. In addition, SEC regulations require inclusion in the tables below of certain compensation expenses imposed by accounting rules. Accordingly, the information depicted may not reflect actual compensation paid to our officers in fiscal 2007.

Summary Compensation Table

			Equity	All Other
Name and			Awards	Compensation
Principal Amount	Salary	Bonus	(3)	(4)	Total

E. Perot Bissell Chief Executive Officer	$408,000	$—	$611,156	$—	$1,019,156
Roger N. Simons Senior Executive Vice President & Vice Chairman	$406,000	$201,344	$317,579	$8,234	$933,157
Michel P. Salbaing(1) Chief Financial Officer	$231,064	$—	$—	$—	$231,064
Michael N. McDonald Senior Vice President, Mergers and Acquisitions	$200,000	$92,750	$70,163	$—	$362,913
Ryan A. Secrist(2) Vice President, Corporate Development	$124,000	$180,000	$—	$—	$304,000

(1)	Mr. Salbaing joined SPI in November 2006.

(2)	Mr. Secrist is not employed by us. We have retained his services through Northwest Capital. The amounts in the table represent amounts received by Mr. Secrist from Northwest Capital on account of the work performed for us. In November 2006 we began reimbursing Northwest for Mr. Secrist’s services. In fiscal 2007 we paid Northwest Capital $143,000 for Mr. Secrist’s services.

(3)	Due to amendments to the terms of their existing units, Mr. Bissell and Mr. McDonald are deemed to have received equity award compensation of $611,156 and $70,163, respectively, in fiscal 2007.

(4)	Mr. Simons received a car allowance of $8,234 in fiscal 2007.

Grants of Plan-Based Awards

Equity awards made during fiscal 2007 to the executive officers identified above are described in the table below:

		All Other Equity
		Awards:	Grant Date
		Number of	Fair Value
		Shares of	of Equity
		Stock or Units	and
Name	Grant Date	(2)	Option Awards

E. Perot Bissell	September 18, 2006	5,521	611,156
Roger N. Simons(1)	September 18, 2006	6,625	$1,035,753
Michel P. Salbaing	—	—	—
Michael N. McDonald	September 18, 2006	4,438	70,163
Ryan A. Secrist	—	—	—

(1)	The units granted to Mr. Simons had an original value of $82.00 per unit. Due to an amendment to the units, they had a value of $156.34 as of the amendment.

(2)	Due to amendments to the terms of their existing units, Mr. Bissell and Mr. McDonald are deemed to have received equity award compensation of $611,156 and $70,163, respectively, in fiscal 2007.

Outstanding Equity Awards at Fiscal Year-End

Equity Awards
			Equity Incentive	Equity Incentive
			Plan Awards:	Plan Awards:
			Number of	Market or Payout
			Unearned, Units or	Value of Unearned,
	Number of Units	Market Value of	Other Rights That	Units or Other
	That Have Not	Units That Have	Have Not	Rights That Have
Name	Vested	Not Vested	Vested	Not Vested

E. Perot Bissell	5,521
Roger N. Simons	12,720
Michel P. Salbaing	—
Michael N. McDonald	4,438
Ryan A. Secrist	—

The interests and units described in the table above will be converted in connection with the closing of this offering and exchangeable for a number of shares of our common stock having equivalent value.

SPI does not maintain a deferred compensation program for its employees.

Compensation of Directors

We will pay an annual fee to each non-affiliated director equal to $     , payable quarterly. In addition, an annual fee of $     , $      and $     , respectively, will be paid to the chairs of each of the audit, compensation and nominating and corporate governance committees of the board of directors. We do not intend to separately compensate our directors who are also employed by us or who are otherwise affiliated with us. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors. In addition, each non-affiliated director will receive an annual grant of common stock with a value of $      based on the closing stock price on the day prior to the annual stockholder’s meeting, which common stock will vest over           years, provided that any such issuance does not prevent such director from being determined to be independent.

Director Compensation

In fiscal 2007, we had two independent directors that qualified for compensation. Independent directors receive a payment of $5,000 per fiscal quarter, $2,000 per each meeting attended, $500 for each committee meeting attended and reimbursement of actual out-of-pocket expenses. Directors employed by us or affiliated with the Sponsors do not receive meeting fees. Our other directors did not receive any fees for attending meetings.

The following table sets forth a summary of the compensation we paid to our non-employee directors in fiscal 2007:

	Fees
	Earned or	Stock	Option
Name	Paid in Cash	Awards	Awards	Total

William Nicoletti(1)	$30,000	—	—	$30,000
James E. Bertelsmeyer	$28,000	—	—	$28,000

(1)	Mr. Nicoletti resigned from the board of managers of SPI in April 2007.

Equity Incentive Plan

2007 Equity Incentive Plan

Our 2007 equity incentive plan, will be adopted by our board of directors and approved by our stockholders prior to the consummation of this offering. The stock incentive plan permits us and our subsidiaries to make grants of “incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, dividend equivalent rights and other stock-based awards” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or any combination of the foregoing. We have initially reserved           shares of our common stock for the issuance of awards under our stock incentive plan. The number of shares reserved under our stock incentive plan is also subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under our stock incentive plan also will be available for future awards.

Our equity incentive plan will be administered by the compensation committee of our board of directors. The compensation committee may interpret the incentive plan and may make all determinations necessary or desirable for the administration of the stock incentive plan and has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of our stock incentive plan. All of our full-time and part-time officers, employees, directors, members and other key persons (including consultants and prospective personnel) will be eligible to participate in our stock incentive plan.

We may issue incentive stock options or non-qualified stock options under the stock incentive plan. The exercise price of stock options awarded under our stock incentive plan may not be less than 100% of the fair market value of our common stock on the date of the option grant. The compensation committee will determine at what time or times each option may be exercised (provided that in no event may it exceed ten years from the date of grant) and the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

Stock appreciation rights may be granted under our stock incentive plan. Stock appreciation rights allow the participant to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant in the form of shares of our common stock. The exercise price of stock appreciation rights awarded under our stock incentive plan may not be less than 100% of the fair market value of our common stock on the date of grant. The compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable and the period of time, if any, after retirement, death, disability or other termination of employment during which stock appreciation rights may be granted.

Restricted stock and deferred stock awards may also be granted under our stock incentive plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee may impose whatever conditions to vesting it determines to be appropriate, including attainment of performance goals. Shares of restricted stock that do not satisfy the vesting conditions are subject to our right of repurchase or forfeiture. Deferred stock awards are stock units entitling the participant to receive shares of common stock paid out on a deferred basis and subject to such restrictions and conditions as the compensation committee shall determine. The compensation committee may impose whatever conditions to vesting it determines to be appropriate, including attainment of performance goals. Deferred stock awards that do not satisfy the vesting conditions are subject to forfeiture.

Dividend equivalent rights may also be granted under our stock incentive plan. These rights entitle the participant to receive credits for dividends that would be paid if the participant had held specified shares of our common stock. Dividend equivalent rights may be granted as a component of another award or as a freestanding award.

Unless the compensation committee provides otherwise, our stock incentive plan does not generally allow for the transfer of awards, and only the participant may exercise an award during his or her lifetime. In the event of a change-in-control of the company, our board of directors and the board of directors of the surviving or acquiring entity shall, as to outstanding awards under our stock incentive plan, make appropriate provision for the continuation or assumption of such awards and may provide for the acceleration of vesting with respect to existing awards.

The terms of the stock incentive plan provide that we may amend, suspend or terminate the stock incentive plan at any time, but stockholder approval of any such action will be obtained if required to comply with applicable law. Further, no action may be taken that adversely affects any rights under outstanding awards without the holder’s consent. The stock incentive plan will terminate on the tenth anniversary of the date on which stockholder approval was received.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the stock incentive plan.

Post-termination and other provisions

Pursuant to the employment agreements we expect to enter into, if an executive’s employment terminates prior to the expiration of the term by us for “cause” (as defined in the employment agreements) or is terminated by the executive without “good reason” (as defined in the employment agreements), the executive would be entitled to receive any base salary earned, but unpaid through the date of termination.

If an executive’s employment terminates prior to the expiration of the term due to death or “disability” (as defined in the employment agreements), the executive would be entitled to receive any base salary earned, but unpaid through the date of termination, any pro rata portion of the annual bonus up to the date of such termination, acceleration of vesting of the awards of restricted stock paid as part of an annual bonus (other than acceleration of vesting with respect to the matching portion of any award), and acceleration of any unvested equity awarded to the executive prior to the date of the employment agreement.

If an executive’s employment is terminated prior to the expiration of the term by us without cause or by the executive for good reason, and the executive signs a general release of liability, the executive would be entitled to (i) any base salary earned but unpaid through the date of termination and a payment equal to the executive’s annual base salary as of the date of termination; (ii) the amount of the most recent annual bonus earned by the executive or, if higher, the target bonus amount as of the date of termination, (iii) any pro rata portion of the annual bonus up to the date of termination, (iv) full and immediate vesting of any equity or equity-based awards (including stock options) then held by the executive, (v) should the executive elect continuation of the medical and dental benefits under COBRA, payment of the executive’s costs for such coverage for a period of up to one year following the date of termination; and (vi) any other amounts or benefits required to be paid or provided, or which the executive is entitled to receive, as of the date of termination, as provided for under any plan, program, policy, contract or agreement of the company or any subsidiaries, including any severance plan or policy which is then applicable to executive.

If an executive’s employment is terminated prior to the expiration of the term and within           months following a “change in control” (as defined in the employment agreements) and the executive signs a general release of liability, (unless such termination is for cause, by reason of death or disability, or by the executive without good reason) the executive would be entitled to the same payments and benefits as if terminated without cause, and would be entitled to an additional amount equal to the executive’s annual base salary as of the date of termination and the amount of the most recent annual bonus earned by the executive or, if higher, the target bonus amount as of the date of termination. For purposes of the employment agreements, change in control generally includes circumstances in which any person acquires 50% of our voting securities, if the directors as of the effective date of the agreement fail to constitute a majority of our board of directors, if there is a merger or acquisition of the company or any of our subsidiaries, or if our stockholders approve a sale or liquidation of the company or an agreement to sell or dispose of substantially all of our assets is consummated.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee have not yet been appointed. We anticipate that no member of our compensation committee will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or directors or compensation committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of June 30, 2007, information concerning the beneficial ownership of our capital stock after giving effect to the Merger, by:

•	each stockholder known by us to own beneficially more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	each other stockholder selling in this offering; and

•	all of our directors and executive officers as a group.

Beneficial ownership is based upon           shares of our common stock outstanding after giving effect to the Merger. Each of the persons set forth below has sole voting power and sole investment power with respect to the shares set forth opposite his or her name, except as otherwise noted. Unless otherwise noted, the address of each stockholder is c/o Maxum Petroleum Holdings, Inc., 1455 East Putnam Avenue, Old Greenwich, Connecticut 06870. The following table includes shares of our common stock issuable within 60 days of June 30, 2007 upon the exercise of all options and other rights beneficially owned by the indicated person on that date.

Shares Beneficially Owned
	After Giving Effect		Shares Being	Shares Beneficially Owned
	to the Merger		Sold in the	After the Offering
Name of Beneficial Owner	Number	Percent	Offering	Number	Percent

NCA Energy, Inc.(1)
SPI Opportunity Fund, LLC(2)
RBCP Energy Fund Investments, LP
SPI U.S. Investor, LLC(3)
Waud Capital Partners, L.P.(4)
Waud Capital Affiliates, LLC(4)
Deep Blue LLC(4)
E. Perot Bissell(1)(2)
Roger N. Simons(5)
Michel P. Salbaing
Michael N. McDonald
Ryan A. Secrist
Reeve B. Waud(4)
James E. Bertelsmeyer
Bradford N. Creswell(1)(2)
Bruce M. Rothstein(3)
All directors and executive officers as a group (10 persons)

(1)	Mr. Bissell and Mr. Creswell, by virtue of their status as members of NCA II Management, LLC, which controls NCA Energy, Inc., may be deemed to beneficially own shares owned by NCA Energy, Inc. Mr. Bissell and Mr. Creswell disclaim beneficial ownership of any such shares, except to the extent of their pecuniary interest therein. The address of the entity identified in this footnote is One Union Square, 600 University Street, Suite 1720, Seattle, Washington, 98101.

(2)	Mr. Bissell and Mr. Creswell, by virtue of their status as members of NCA Energy Manager LLC, which controls SPI Opportunity Fund, LLC, may be deemed to beneficially own shares owned by SPI Opportunity Fund, LLC. Mr. Bissell and Mr. Creswell disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein. The address for SPI Opportunity Fund, LLC is One Union Square, 600 University Street, Suite 1720, Seattle, Washington 98101.

(3)	Mr. Rothstein may be deemed to share beneficial ownership of shares owned by SPI U.S. Investor, LLC. Mr. Rothstein shares investment and voting power with respect to shares owned by SPI U.S. Investor, LLC, but disclaims ownership of such shares except to the extent of his pecuniary interest therein. The address for Mr. Rothstein and SPI U.S. Investor, LLC is 800 Westchester Avenue, Suite 617 North, Rye Brook, New York 10573.

(4)	Consists of shares held by Deep Blue LLC and shares held by Waud Capital Affiliates, LLC. Mr. Waud is managing partner of Waud Capital Partners, LLC, which is the general partner of Waud Capital Partners, L.P., and may be deemed to share beneficial ownership of shares owned by Waud Capital Partners, L.P. Mr. Waud disclaims beneficial ownership of the shares held by Waud Capital Partners, L.P., except to the extent of his pecuniary interest therein. The address for Mr. Waud and each of the entities identified in this footnote is 560 Oakwood Avenue, Suite 203, Lake Forest, Illinois 60045.

(5)	Mr. Simons may be deemed to beneficially own shares owned by Simons Texas Limited Partnership. Mr. Simons disclaims beneficial ownership of any such shares, except to the extent of his pecuniary interests therein. Does not include shares beneficially owned by the Angela Simons Brady Trust; shares beneficially owned by the Bradley Simons Revocable Trust; shares beneficially owned by the Barbara Jo Simons Living Trust; or shares beneficially owned by the Roger N. Simons Living Trust. Mr. Simons disclaims beneficial ownership of such shares.

ARRANGEMENTS BETWEEN OUR COMPANY AND RELATED PARTIES

Professional Services Agreement

We and NCA II Management, LLC, an affiliate of Northwest Capital Appreciation, Inc., Waud Capital Partners, L.L.C. and RBCP Energy Fund Investments, LP, an affiliate of RBC Capital Partners (referred to in this section as the “Providers”), are parties to a professional services agreement, pursuant to which general advisory and management services are provided to us with respect to financial and operating matters. Under the terms of the professional services agreement, at the closing of our acquisition of Pecos, Inc. and Canyon State Oil Company, Inc. in 2006, we paid various transaction fees to the Providers in the aggregate amount of approximately $7,246,000 for services rendered in connection with those acquisitions. In connection with our 2007 acquisition of Petroleum Products, Inc., we paid a transaction fee to the Providers in the aggregate amount of $760,000. In connection with acquisitions in fiscal 2006 and 2005, we paid transaction fees to the Providers of approximately $760,000 and $146,000, respectively. We also currently pay a management fee for ongoing advisory and management services of $1,800,000 per year, which is subject to an annual 20% increase on each July 1st. We paid a management fee of approximately $979,000 in fiscal 2007, $750,000 in fiscal 2006, and $600,000 in fiscal 2005. Payment of approximately $4,396,000 of transaction and management fees due to Waud Capital Partners has been deferred and will be paid prior to the consummation of this offering. Pursuant to the professional services agreement, upon the future purchase of our equity by any of the Providers or their affiliates, we will be obligated to pay a placement fee in the aggregate amount equal to 3.0% of the aggregate transaction value and/or any other investment made by us or our affiliates contemporaneously with such transaction. The professional services agreement also provides that the Providers will be reimbursed for their reasonable out-of-pocket expenses in connection with certain activities undertaken pursuant to the agreement and will be indemnified for liabilities incurred in connection with their role under the agreement, other than for liabilities resulting from their gross negligence or willful misconduct. Upon the consummation of this offering, the professional services agreement will terminate.

Registration Rights Agreement

We intend to enter into a registration rights agreement with the holders of substantially all of our unregistered shares of common stock pursuant to which they will have the right to demand the registration of all or a portion of their shares, subject to certain limitations. This right will be made subject to a lock-up agreement between those stockholders with registration rights and our underwriters in connection with this offering which, unless waived, will prevent such holders from exercising this right until 180 days after the date of this prospectus. See “Shares Eligible for Future Sale.”

Affiliate Transactions

We sell fuel at cost to a company that is controlled by our Senior Executive Vice President and Vice Chairman, Roger N. Simons. These sales amounted to approximately $3,173,000, $4,835,000 and $3,839,000 for the years ended June 30, 2005 and 2006 and for the nine months ended March 31, 2007, respectively. In addition, such company paid administrative fees to us of $42,000 per year for the years ended June 30, 2005 and 2006 and $31,500 for the nine months ended March 31, 2007.

We lease a warehouse in Sayre, Oklahoma and a warehouse in Oklahoma City, Oklahoma pursuant to two lease agreements with Simons Investment Company, an Oklahoma limited partnership, which is controlled by Mr. Simons. Pursuant to these leases, we made lease payments of approximately $159,000, $174,000 and $128,000 for the fiscal years ended June 30, 2005 and 2006 and for the nine months ended March 31, 2007, respectively. We believe the terms of these leases are similar to what would have been obtained from an unaffiliated third party.

In May 2007, we engaged True Partners Consulting LLC, a tax and business advisory group controlled by Waud Capital Partners, whose managing partner is one of our directors, Reeve B. Waud, to provide us with certain tax services. Fees for the services provided ranged from approximately $100 to $350 per hour plus out-of-pocket expenses. Pursuant to this arrangement, we have paid True Partners a total of approximately $70,500 thus far. This engagement is ongoing.

We had subordinated notes payable to Mr. Simons totalling $6,210,055 outstanding at June 30, 2006 and 2005 related to our acquisition of Simons Petroleum, Inc. Such notes were retired in September 2006 in connection with our refinancing.

DESCRIPTION OF CAPITAL STOCK

Prior to the completion of this offering, our certificate of incorporation and bylaws will be amended. The provisions of our amended and restated certificate of incorporation and bylaws and relevant sections of the Delaware General Corporate Law, which we refer to as the “DGCL,” are summarized below. The following summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the DGCL.

Common Stock

Our authorized capital stock consists of           shares of common stock, par value $0.01 per share. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive their ratable share of the net assets of our company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.

Holders of common stock have no preemptive, subscription or redemption rights. The outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The board of directors has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including:

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption and liquidation preferences; and

•	the number of shares constituting each series.

Terms of Class or Series Determined by Board of Directors

To the extent permitted by the DGCL, the board of directors may, without stockholder approval:

•	classify any unissued shares of our capital stock into one or more classes or into one or more series within a class;

•	reclassify any unissued shares of any class of our capital stock into one or more classes or into one or more series within one or more classes; or

•	reclassify any unissued shares of any series of any class of our capital stock into one or more classes or into one or more series within a class.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Other Agreements

Stockholders’ rights and related matters are governed by the DGCL, our amended and restated certificate of incorporation, our bylaws and the rights agreement. Provisions of the DGCL, our amended and restated certificate of incorporation, our bylaws and the rights agreement, which are summarized below, may discourage or make more difficult a takeover attempt that a stockholder might consider in its best interest. These provisions may also adversely affect prevailing market prices for the common stock.

Preferred Stock

Under the terms of our articles of incorporation, the board of directors has authority, without any further vote or action by our stockholders, to issue up to           shares of preferred stock. The board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our certificate of incorporation will provide that the board of directors will be classified with approximately one-third elected each year. The number of directors will be fixed from time to time by a majority of the total number of directors which we would have at the time such number is fixed if there were no vacancies. The directors will be divided into three classes, designated class I, class II and class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board. The initial division of the board into classes will be made by the decision of a majority of the entire board. The term of the initial Class I directors will terminate on the date of the 2008 annual meeting of stockholders; the term of the initial Class II directors will terminate on the date of the 2009 annual meeting of stockholders; and the term of the initial Class III directors will terminate on the date of the 2010 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2008, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. In addition, if the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. The board of directors has the sole authority to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise. Our certificate of incorporation will also provide that directors may be removed only for cause at a meeting of stockholders at which a quorum is present by the affirmative vote of at least two-thirds of the votes entitled to be cast thereon. Any amendment to the provisions of our certificate of incorporation described in this paragraph requires the affirmative vote of at least 66 2/3% of the votes entitled to be cast on such matter.

Stockholder Action by Written Consent; Special Meetings

Our amended and restated certificate of incorporation will permit stockholders to take action by the written consent of holders of all of our shares in lieu of an annual or special meeting. Otherwise, stockholders will only be able to take action at an annual or special meeting called in accordance with the bylaws. Notwithstanding the foregoing, directors may not be elected by action of stockholders without a meeting of stockholders other than by unanimous written consent or pursuant to a plan of merger or consolidation.

Our bylaws will provide that special meetings of stockholders may only be called by:

•	the chairman of the board;

•	the chief executive officer; or

•	the secretary.

Advance Notice Requirements for Stockholder Proposals Related to Director Nominations

Our bylaws will contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures will provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after that anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. The procedure for stockholder nominations for the 2008 annual meeting will be governed by this proviso. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary no later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth some information related to the stockholder giving the notice, including:

•	the name and record address of that stockholder;

•	the class and series and number of shares of each class and series of our capital stock which are owned beneficially or of record by that stockholder;

•	a description of all arrangements or understandings between that stockholder and any other person in connection with the nomination and any material interest of that stockholder in the nomination; and

•	a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that nomination before the meeting;

and, as to each person whom the stockholder proposes to nominate for election as a director:

•	the name, age, business and residence addresses, and the principal occupation and employment of the person;

•	the class and series and number of shares of each class and series of our capital stock which are owned beneficially or of record by the person; and

•	any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Exchange Act.

Advance Notice Requirements for Other Stockholder Proposals

Our bylaws will contain advance notice procedures with regard to stockholder proposals not related to nominations. These notice procedures, in the case of an annual meeting of stockholders, will mirror the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary. In the case of a special meeting, notice of other stockholder proposals must be received by our corporate secretary not less than 90 days prior to the date that meeting is proposed to be held.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth, as to each matter that stockholder proposes to bring before the meeting:

•	a description of the business desired to be brought before the meeting and the reasons for conducting that business at the meeting;

•	the name and record address of that stockholder;

•	the class and series and number of shares of each class and series of our capital stock which are owned beneficially or of record by that stockholder;

•	a description of all arrangements or understandings between that stockholder and any other person in connection with the proposal of that business and any material interest of that stockholder in that business; and

•	a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that business before the meeting.

Rights Agreement

Each share of common stock has attached to it one right. Each right entitles the holder to purchase one one-thousandth of a share of a new series of our preferred stock designated as series A junior participating preferred stock at an exercise price of $     , subject to adjustment. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and          , as rights agent, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

Rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and such rights are no longer redeemable by us. A distribution of the rights would occur upon the earlier of:

•	10 business days, or such later date as our board of directors may determine, following a public announcement that any person or group, other than one involving an Exempt Person, has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us or inadvertence by certain stockholders as set forth in the rights agreement; or

•	10 business days, or such later date as our board of directors may determine, after the date of the commencement or the date of first public announcement with respect thereto, whichever is earlier, of a tender offer or exchange offer that would result in any person, group or related persons acquiring beneficial ownership of 15% or more of the outstanding shares of our common stock.

The rights will expire at 5:00 p.m. (New York City time) on the tenth anniversary of the closing of this offering, unless such date is extended or the rights are earlier redeemed or exchanged by us.

If any person or group acquires shares representing 15% or more of the outstanding shares of our common stock, the “flip-in” provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person, as such rights will be null and void, to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the rights’ exercise price.

An “Exempt Person” is any of the following: (i) the Company and any of its subsidiaries or controlled affiliates, and (ii) each of the Sponsors, their affiliates and related parties.

Up to and including the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us, we may redeem the rights in whole, but not in part, at a price of $.01 per right, payable in cash, common stock or other consideration that we have deemed appropriate. Promptly upon our election to redeem the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.01 redemption price.

At any time after any person or group acquires 15% or more of the outstanding shares of our common stock, and prior to the acquisition by such person or group of 50% or more of outstanding shares of our common stock, our board of directors may exchange the rights, other than rights owned by such person, group or related parties which have become void, in whole or in part, for our common stock at an exchange ratio of one share of common stock for one one-thousandth of a share of our series A junior participating preferred stock, per right, or of a share of a class or series of our preferred stock or other security having equivalent rights, preferences and privileges, per right, subject to adjustment.

Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of our company, including, without limitation, no right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock or other consideration or for common stock of the acquiring or surviving company or in the event of the redemption of the rights as set forth above.

Any of the provisions of the rights agreement may be amended by our board of directors prior to the distribution of the rights. After such distribution, the provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights or to shorten or lengthen any time period under the rights agreement. The foregoing notwithstanding, no amendment may be made at such time as the rights are not redeemable.

The existence of the rights agreement and the rights is intended to deter coercive or partial offers which may not provide fair value to all stockholders and to enhance our ability to represent all of our stockholders and thereby maximize stockholder value.

Anti-Takeover Legislation

As a Delaware corporation, by an express provision in our certificate of incorporation, we have elected to “opt out” of the restrictions under Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting securities.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We elected to “opt out” of Section 203 by an express provision in our certificate of incorporation. However, following this offering and subject to certain restrictions, we may elect by an amendment to our certificate of incorporation to be subject to Section 203. Such an amendment would not, however, restrict a business combination between us and an interested stockholder if that stockholder became an interested stockholder prior to the effective date of such amendment.

Certificate of Incorporation Provisions Relating to Corporate Opportunities and Interested Directors

Our certificate of incorporation will provide that each of the Sponsors has no obligation to offer us an opportunity to participate in business opportunities presented to those entities or their respective affiliates even if the opportunity is one that we might reasonably have pursued, and that none of those entities nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Limitation on Foreign Ownership of Our Stock

Our Company owns a fleet of vessels that are operated in the coastwise trade of the United States. In order to operate in such trade, the vessels must be owned and operated by U.S. citizens qualified to own and operate vessels in the coastwise trade (each a “Coastwise Citizen”). For a corporation to qualify as a Coastwise Citizen, at least 75% of each class or series of its capital stock must be owned by Coastwise Citizens. Thus, our amended and restated certificate of incorporation will provide that no shares held by or for the benefit of persons who are not Coastwise Citizens that are determined, collectively with all other shares so held, to be in excess of 19.99% of any class or series of our outstanding capital stock are entitled to vote or to receive or accrue rights to any dividends or other distributions of assets paid or payable to the other holders of such class or series of our capital stock. Those shares purchased by non-Coastwise Citizens and determined to be in excess of 19.99% of any class or series of our capital stock shall be the shares determined by our board of directors to have become so owned most recently. In addition, our amended and restated certificate of incorporation will provide that, at the option of our board, we may refuse to register and may redeem such excess shares for cash or for promissory notes of our company with maturities not to exceed ten years and bearing interest at the then-applicable rate for U.S. treasury instruments of the same tenor. Ownership of 25% or more of any class or series of our capital stock by non-Coastwise Citizens would result in the loss of our citizenship status. Such loss could subject us to penalties including monetary fines and the possible seizure and forfeiture of our vessels and their cargo.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under the DGCL. In addition, as permitted by the DGCL, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director derived an improper personal benefit; or

•	improper distributions to stockholders.

We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Listing

We intend to list our common stock on the New York Stock Exchange under the symbol “MXP”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be          .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon consummation of this offering, we will have outstanding           shares of common stock (           shares if the underwriters exercise their option to purchase additional shares to cover any over-allotment in full), all of which will be freely tradable without restriction or further registration under the Securities Act, except for any common stock held by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

In addition, upon consummation of this offering, the Sponsors will beneficially own           shares of common stock. These shares would be “restricted securities,” as defined in Rule 144. Upon expiration of the lock-up agreements described in “Underwriting” and the applicable holding period under Rule 144, these shares would be eligible for sale in the public market pursuant to Rule 144.

Lock-Up Agreements

We and our officers and directors and other stockholders who in the aggregate own     % of our common stock prior to this offering have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC waive, in writing, such an extension.

Our lock-up agreement will provide exceptions for, among other things:

•	the grant of awards pursuant to employee benefit plans or arrangements;

•	the issuance of securities to be registered pursuant to any registration statement on Form S-8 pursuant to any benefit plans or arrangements; and

•	the issuance of up to shares of our common stock in connection with acquisitions.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person (or persons whose common stock is required to be aggregated), including an affiliate, who has beneficially owned our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of then outstanding shares, which will equal approximately shares immediately after consummation of this offering; or

•	the average weekly trading volume in our shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly though one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Rule 144(k)

Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Registration Rights

We intend to enter into a registration rights agreement with the holders of substantially all of our unregistered shares of common stock pursuant to which they will have the right to demand the registration of all or a portion of their shares, subject to certain limitations. This right will be made subject to a lock-up agreement between those stockholders with registration rights and our underwriters in connection with this offering which, unless waived, will prevent such holders from exercising this right until 180 days after the date of this prospectus.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes that holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, then you should consult your own tax advisors.

This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the federal income tax or with foreign, state, local or other tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations; and

•	passive foreign investment companies.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code), and assumes that no item of income or gain in respect of the common stock at any time will be effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership of common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate and to avoid backup withholding tax, as discussed below, for dividends, then you must (a) provide the withholding agent with a properly completed Internal Revenue Service Form W-8BEN (or other applicable form), and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders other than corporations or individuals.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” in the U.S.; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50 percent of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes, although we cannot provide any assurance that we will never become a USRPHC.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and amount of tax, if any, withheld with respect to such dividends. The Internal Revenue Service may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•	If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax will not apply.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person, they generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2007, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC are acting as representatives, the following respective numbers of shares of our common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC
Bear, Stearns & Co. Inc.
UBS Securities LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters have an option to purchase a maximum of           additional shares of our common stock from           to cover over-allotments of our common stock. The option may be exercised only to cover any over-allotments of our common stock.

The underwriters propose to offer the shares of our common stock initially at the public offering price on the front cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-	Over-	Over-	Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the share of common stock being offered.

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC waive, in writing, such an extension.

Our officers and directors and other stockholders who in the aggregate own     % of our common stock prior to this offering have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Bear, Stearns & Co. Inc. and UBS Securities LLC waive, in writing, such an extension.

The underwriters have reserved for sale at the initial public offering price up to           shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing our common stock in the offering. Certain participants in this program may be required to agree with us not to sell any of the common stock they purchase for a period of   days after this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of our common stock on the New York Stock Exchange.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after the offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only he closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing the shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York is acting as our counsel in this offering. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of SPI Petroleum LLC and Subsidiaries as of June 30, 2005 and 2006 and for the years then ended and the period from October 9, 2003 (date of incorporation) through June 30, 2004, the consolidated statements of operations, stockholders’ equity and cash flows of Simons Petroleum, Inc. (predecessor) for the period from July 1, 2003 through April 8, 2004, the balance sheet of Maxum Petroleum Holdings, Inc. as of August 7, 2007 and the consolidated financial statements of Canyon State Oil Company, Inc. and Subsidiary as of June 30, 2005 and 2006 and for the years then ended, appearing in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of The Hartney Companies appearing in this prospectus and Registration Statement of Maxum Petroleum Holdings, Inc. have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Pecos, Inc. and Subsidiaries as of September 17, 2006 and September 30, 2005 and for the period from October 1, 2005 to September 17, 2006 and for the years ended September 30, 2005 and 2004, appearing in this prospectus have been audited by Windes & McClaughry Accountancy Corporation, an independent auditor, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The web site address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 1455 East Putnam Avenue, Old Greenwich, Connecticut 06870, Attention: Secretary, or telephoning us at (203) 862-9370.

Upon the effectiveness of the registration statement, of which this prospectus is a part, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and current reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a year ended June 30. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

Page

MAXUM PETROLEUM HOLDINGS, INC.
Report of Independent Registered Public Accounting Firm	F-3
Balance Sheet at August 7, 2007	F-4
Note to Balance Sheet	F-5
SPI PETROLEUM LLC AND SUBSIDIARIES
Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-6
Consolidated Balance Sheets at June 30, 2005 and June 30, 2006	F-7
Consolidated Statements of Operations for the predecessor Simons Petroleum, Inc. for the period July 1, 2003 through April 8, 2004 and for SPI Petroleum LLC for the period October 9, 2003 through June 30, 2004 and the years ended June 30, 2005 and June 30, 2006
F-8
Consolidated Statement of Stockholders’ Equity for the predecessor Simons Petroleum, Inc. for the period July 1, 2003 through April 8, 2004	F-9
Consolidated Statement of Members’ Equity for the period October 9, 2003 through June 30, 2004 and the years ended June 30, 2005 and June 30, 2006	F-10
Consolidated Statements of Cash Flows for the predecessor Simons Petroleum, Inc. for the period July 1, 2003 through April 8, 2004 and for SPI Petroleum LLC for the period October 9, 2003 through June 30, 2004 and the years ended June 30, 2005 and June 30, 2006
F-11
Notes to Consolidated Financial Statements	F-14
Interim Financial Statements
Condensed Consolidated Balance Sheets at June 30, 2006 and March 31, 2007 (Unaudited)	F-36
Condensed Consolidated Statements of Operations for the nine months ended March 31, 2006 and March 31, 2007 (Unaudited)	F-37
Condensed Consolidated Statement of Members’ Equity for the nine months ended March 31, 2007 (Unaudited)	F-38
Condensed Consolidated Statements of Cash Flows for the nine months ended March 31, 2006 and March 31, 2007 (Unaudited)	F-39
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-40
THE HARTNEY COMPANIES
Independent Auditor’s Report	F-50
Combined Balance Sheet at September 30, 2005	F-51
Combined Statements of Income for the years ended September 30, 2004 and September 30, 2005	F-52
Combined Statements of Stockholders’ Equity for the years ended September 30, 2004 and September 30, 2005	F-53
Combined Statements of Cash Flows for the years ended September 30, 2004 and September 30, 2005	F-54
Notes to Combined Financial Statements	F-55

Page

PECOS, INC. AND SUBSIDIARIES
Independent Auditors’ Report	F-60
Consolidated Balance Sheets at September 30, 2005 and September 17, 2006	F-61
Consolidated Statements of Income and Comprehensive Income for the years ended September 30, 2004 and September 30, 2005 and the period ended September 17, 2006	F-62
Consolidated Statements of Changes in Stockholders’ Equity for the years ended September 30, 2004 and September 30, 2005 and the period ended September 17, 2006	F-63
Consolidated Statements of Cash Flows for the years ended September 30, 2004 and September 30, 2005 and the period ended September 17, 2006	F-64
Notes to Consolidated Financial Statements	F-65
CANYON STATE OIL COMPANY, INC. AND SUBSIDIARY
Report of Independent Registered Public Accounting Firm	F-85
Consolidated Balance Sheets at June 30, 2005 and June 30, 2006	F-86
Consolidated Statements of Operations for the years ended June 30, 2005 and June 30, 2006	F-87
Consolidated Statement of Stockholder’s Equity for the years ended June 30, 2005 and June 30, 2006	F-88
Consolidated Statements of Cash Flows for the years ended June 30, 2005 and June 30, 2006	F-89
Notes to Consolidated Financial Statements	F-90

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Maxum Petroleum Holdings, Inc.

We have audited the accompanying balance sheet of Maxum Petroleum Holdings, Inc. (a Delaware Corporation) as of August 7, 2007. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Maxum Petroleum Holdings, Inc. as of August 7, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/
GRANT THORNTON LLP

Oklahoma City, Oklahoma
August 10, 2007

Maxum Petroleum Holdings, Inc.

Balance Sheet
August 7, 2007

Assets
Cash	$200

Total assets	$200

Stockholders’ Equity
Stockholders’ Equity
Common stock, $0.01 par value; 1000 shares authorized, issued and outstanding	$10
Additional paid-in capital	190

Total stockholders’ equity	$200

The accompanying note is an integral part of this balance sheet.

Maxum Petroleum Holdings, Inc.
Note to Balance Sheet
August 7, 2007

Maxum Petroleum Holdings, Inc. (“Maxum”) is a Delaware corporation which was formed on August 3, 2007 and capitalized on August 6, 2007. It has engaged in no further business activity.

Maxum intends to offer common stock pursuant to an initial public offering. Immediately prior to this offering, SPI Petroleum LLC will merge with and into Maxum, with Maxum being the surviving entity.

Report of Independent Registered Public Accounting Firm

Board of Managers
SPI Petroleum LLC

We have audited the accompanying consolidated balance sheets of SPI Petroleum LLC (a Delaware limited liability company) and Subsidiaries as of June 30, 2005 and 2006, and the related consolidated statements of operations, members’ equity and cash flows for the years then ended and the period from October 9, 2003 (date of incorporation) through June 30, 2004. We have also audited the accompanying consolidated statements of operations, stockholders’ equity and cash flows of Simons Petroleum, Inc. and Subsidiary (a Texas corporation) for the period from July 1, 2003 through April 8, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SPI Petroleum LLC and Subsidiaries as of June 30, 2005 and 2006, and the results of their operations and their cash flows for the years then ended and the period from October 9, 2003 (date of incorporation) through June 30, 2004 and the results of operations and cash flows of Simons Petroleum, Inc. and Subsidiary for the period from July 1, 2003 through April 8, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Oklahoma City, Oklahoma
August 10, 2007

SPI Petroleum LLC and Subsidiaries

Consolidated Balance Sheets

	June 30,
	2005	2006

ASSETS
Current assets
Cash and cash equivalents	$2,325,980	$4,545,055
Restricted cash	4,443,684	2,646,658
Receivables
Trade, net of allowance for doubtful accounts	71,183,106	132,214,953
Related party	3,507,012	592,671
Other	811,504	6,750,774

	75,501,622	139,558,398
Inventories	12,141,137	13,214,720
Current derivative instruments	3,482,702	2,376,671
Prepaid expenses, deposits and other	341,344	786,193
Deferred income taxes	475,009	767,667
Assets held for sale	750,000	730,000

Total current assets	99,461,478	164,625,362
Property and equipment, net	11,849,993	16,668,660
Property leased, net	700,741	631,125
Non-current derivative instruments	143,038	692,695
Intangible assets, net	20,640,003	32,774,120
Goodwill	19,592,195	22,080,780
Other non-current assets	1,327,012	1,405,491

Total assets	$153,714,460	$238,878,233

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable
Trade	$37,723,022	$71,874,327
Related party	3,503,812	36,042
Accrued and other liabilities
Excise and sales taxes	4,241,464	4,965,649
Other	5,264,080	6,948,397
Current portion of long-term debt	2,305,269	1,571,418
Current derivative instruments	2,411,627	1,271,787

Total current liabilities	55,449,274	86,667,620
Long-term liabilities
Long-term debt, net of current portion	59,185,073	95,069,668
Deferred income taxes	9,879,213	10,482,054
Derivative instruments, net of current portion	171,482	—

	124,685,042	192,219,342
Commitments and contingencies
Members’ equity
Senior preferred units	28,147,952	45,944,738
Junior preferred units	200,000	200,000
Common units	733	792
Accumulated other comprehensive income	680,733	513,361

Total members’ equity	29,029,418	46,658,891

Total liabilities and members’ equity	$153,714,460	$238,878,233

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Consolidated Statements of Operations

	Predecessor
	Simons Petroleum	Inception
	July 1, 2003 Through	October 9, 2003	Year Ended	Year Ended
	April 8, 2004	Through June 30, 2004	June 30, 2005	June 30, 2006

Revenues	$410,564,406	$138,187,773	$843,915,950	$1,612,612,729
Cost of revenues	390,638,678	130,975,077	807,489,011	1,545,310,423

Gross profit	19,925,728	7,212,696	36,426,939	67,302,306
Operating expenses
Selling, general and administrative	16,704,551	4,788,848	25,399,977	36,639,870
Depreciation and amortization	1,788,474	1,001,322	4,703,084	7,178,288

Total operating expenses	18,493,025	5,790,170	30,103,061	43,818,158

Operating profit	1,432,703	1,422,526	6,323,878	23,484,148
Other income (expense)
Interest expense	(204,245)	(617,407)	(3,677,619)	(6,372,783)
Interest and other income	654,695	121,251	582,709	675,675
Change in derivative fair value	2,338	(541,672)	79,691	918,993

	452,788	(1,037,828)	(3,015,219)	(4,778,115)

Income before income taxes	1,885,491	384,698	3,308,659	18,706,033
Provision for income taxes	753,601	164,600	1,457,669	6,306,260

Net income	$1,131,890	$220,098	$1,850,990	$12,399,773

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Consolidated Statement of Stockholders’ Equity
Simons Petroleum, Inc. (Predecessor)
Period from July 1, 2003 through April 8, 2004

					Accumulated
			Additional		Other	Total
	Preferred	Common	Paid-in	Retained	Comprehensive	Stockholders’
	Stock	Stock	Capital	Earnings	Income	Equity

Balance at June 30, 2003	$5,000,000	$25,000	$32,068	$17,448,566	$187,836	$22,693,470
Exercise of stock options	—	—	1,292,947	—	—	1,292,947
Net income	—	—	—	1,131,890	—	1,131,890
Other comprehensive income, net
Change in value of derivative instruments, net of income taxes of $681,885	—	—	—	—	(1,066,538)	(1,066,538)
Reclassification adjustments — derivative settlements, net of income taxes of $635,654	—	—	—	—	989,535	989,535

Total comprehensive income						1,054,887

Balance at April 8, 2004	$5,000,000	$25,000	$1,325,015	$18,580,456	$110,833	$25,041,304

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Consolidated Statement of Members’ Equity
From inception October 9, 2003 through June 30, 2004 and years ended June 30, 2005 and 2006

				Accumulated
	Senior	Junior		Other	Total
	Preferred	Preferred	Common	Comprehensive	Members’
	Units	Units	Units	Income	Equity

Initial capitalization on April 9, 2004 net of placement fees of $1,977,228	$20,822,772	$200,000	$629	$—	$21,023,401
Net income	220,098	—	—	—	220,098
Other comprehensive income, net
Change in value of derivative instruments, net of income taxes of $78,165	—	—	—	122,258	122,258
Reclassification adjustments — derivative settlements, net of income taxes of $50,860	—	—	—	(79,551)	(79,551)

Total comprehensive income					262,805

Balance at June 30, 2004	$21,042,870	$200,000	$629	$42,707	$21,286,206
Issuance of units as merger consideration	600,000	—	—	—	600,000
Equity contribution, net of investment banking fees of $145,908	4,654,092	—	—	—	4,654,092
Issuance of units to officers	—	—	116	—	116
Redemption of units from officer	—	—	(12)	—	(12)
Net income	1,850,990	—	—	—	1,850,990
Other comprehensive income, net
Change in value of derivative instruments, net of income taxes of $894,310	—	—	—	1,398,793	1,398,793
Reclassification adjustments — derivative settlements, net of income taxes of $486,392	—	—	—	(760,767)	(760,767)

Total comprehensive income					2,489,016

Balance at June 30, 2005	28,147,952	200,000	733	680,733	29,029,418
Equity contribution, net of investment banking fees of $760,275	5,239,725	—	—	—	5,239,725
Issuance of units to directors and officers	183,600	—	345	—	183,945
Redemption of units from officers	—	—	(286)	—	(286)
Distributions	(26,312)	—	—	—	(26,312)
Net income	12,399,773	—	—	—	12,399,773
Other comprehensive income, net
Change in value of derivative instruments, net of income taxes of $556,758	—	—	—	870,828	870,828
Reclassification adjustments — derivative settlements, net of income taxes of $663,767	—	—	—	(1,038,200)	(1,038,200)

Total comprehensive income					12,232,401

Balance at June 30, 2006	$45,944,738	$200,000	$792	$513,361	$46,658,891

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Consolidated Statements of Cash Flows

	Predecessor
	Simons Petroleum
	Period from	Inception
	July 1, 2003	October 9, 2003
	Through	Through	Years Ended June 30
	April 8, 2004	June 30, 2004	2005	2006

Cash flows from operating activities
Net income	$1,131,890	$220,098	$1,850,990	$12,399,774
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	1,788,474	1,001,322	4,703,083	7,178,286
Loss (gain) on sale of assets	(34,634)	—	(2,179)	15,241
Provision for doubtful accounts	(87,922)	200,000	320,000	873,000
Change in derivative fair value	(399,472)	244,933	(617,762)	(754,948)
Compensation expense on stock options	1,092,947	—	—	—
Deferred income taxes	(664,085)	(189,400)	77,318	(1,530,038)
Net changes in operating assets and liabilities, net of effects of business acquisitions
Receivables	(5,276,627)	(3,119,373)	(25,765,131)	(40,650,282)
Inventories	(2,822,619)	(839,479)	(1,927,852)	(658,776)
Prepaid expenses, deposits and other	(365,782)	(827,736)	526,367	(356,730)
Other assets	—	(876,198)	(307,575)	(78,479)
Accounts payable	4,155,392	1,899,807	13,602,048	17,046,520
Accrued and other liabilities	(1,195,918)	324,202	(2,635,523)	(4,927,961)

Net cash used in operating activities	(2,678,356)	(1,961,824)	(10,176,216)	(11,444,393)
Cash flows from investing activities
Acquisition of businesses, net of cash acquired	—	(43,489,940)	(3,494,239)	(14,592,864)
Additions to property and equipment	(3,423,515)	(889,709)	(3,391,047)	(8,655,956)
Change in restricted cash	—	—	(3,035,848)	1,797,026
Maturities of restricted-use investments	527,667	—	—	—
Proceeds from sale of property and equipment	53,948	—	5,414	67,446

Net cash used in investing activities	(2,841,900)	(44,379,649)	(9,915,720)	(21,384,348)
Cash flows from financing activities
Issuance of preferred units, net of investment banking fees	—	17,822,772	1,354,092	5,423,325
Issuance of common units	1,215,944	629	116	345
Repurchase of common units	—	—	(12)	(286)
Payment of cash distribution	—	—	—	(26,312)
Proceeds from borrowings on long-term debt	1,000,000	34,004,112	1,071,654,186	1,950,487,798
Payments on long-term debt	(150,287)	(3,923,003)	(1,052,153,503)	(1,920,837,054)

Net cash provided by financing activities	2,065,657	47,904,510	20,854,879	35,047,816

Net increase in cash and cash equivalents	(3,454,599)	1,563,037	762,943	2,219,075
Cash and cash equivalents at beginning of period	3,742,729	—	1,563,037	2,325,980

Cash and cash equivalents at end of period	$288,130	$1,563,037	$2,325,980	$4,545,055

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Consolidated Statements of Cash Flows — Continued

	Predecessor
	Simons Petroleum	Inception
	Period from	October 9,
	July 3, 2003	2003	Years Ended June 30
	April 8, 2004	June 30, 2004	2005	2006

Supplemental Cash Flow Information
Cash paid during the period for income taxes	$1,441,060	$—	$468,589	$7,158,321

Cash paid during the period for interest	$51,940	$285,606	$3,228,575	$5,452,200

Disclosure of Noncash Investing and Financing Activities

Effective June 13, 2006, in conjunction with the McLain asset acquisition (see Note B), liabilities were assumed as follows:
Fair value of assets acquired				$2,704,692
Cash paid, net of cash acquired				(1,991,368)
Deferred portion of purchase price				(200,000)

Liabilities assumed				$513,324

Effective January 12, 2006, in conjunction with the Hartney acquisition (see Note B), liabilities were assumed as follows:
Fair value of assets acquired				$39,871,260
Cash paid, net of cash acquired				(12,438,258)
Subordinated notes				(5,500,000)

Liabilities assumed				$21,933,002

During 2006, the Company paid acquisition fees of $163,238 which increased goodwill.

Effective June 8, 2005, in conjunction with the Trevco acquisition (see Note B), liabilities were assumed as follows:
Fair value of assets acquired			$5,379,692
Cash paid, net of cash acquired			(3,494,239)
Senior preferred units issued			(300,000)
Subordinated notes			(500,000)

Liabilities assumed			$1,085,453

Effective June 30, 2005, additional noncash merger consideration of $4,700,000 was recognized as certain earnings targets were met, as defined in the Simons merger agreement (see Note B). The additional merger consideration consisted of the following:

Accounts payable — related party			$3,300,000
Senior preferred units			300,000
Subordinated note payable			1,100,000
At June 30, 2005, an equity contribution of $3,300,000 was recorded in accounts receivable — related party to fund the additional consideration included in accounts payable — related party.

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Disclosure of Noncash Investing and Financing Activities — Continued

In December 2004, the Company exchanged its one-third ownership interest in an aircraft for a one-third interest in a new aircraft. In connection with this transaction, the Company extinguished debt of $464,000 and assumed debt of $1,100,000.

Effective April 9, 2004, in conjunction with the business acquisition, liabilities were assumed as follows:

Fair value of assets acquired	$90,462,120
Cash paid, net of cash acquired	(43,489,940)
Senior preferred units issued	(3,000,000)
Junior preferred units issued	(200,000)
Subordinated notes	(5,561,210)
Other accrued liabilities	(1,620,842)

Liabilities assumed	$36,590,128

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements
June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note A —	Description of Business and Summary of Significant Accounting Policies

SPI Petroleum LLC (“SPI”), a holding company and Delaware limited liability company, was formed on October 9, 2003. SPI acquired Simons Petroleum, Inc (“Simons”), a wholly owned subsidiary of SPI and a Texas corporation, and its wholly owned subsidiary, Simons Petroleum, Inc, an Oklahoma corporation (collectively referred to as the “Company”) on April 9, 2004. For presentation purposes in these consolidated financial statements the period of October 9, 2003 through June 30, 2004 for SPI will be defined as the “successor period” and the period from July 1, 2003 though April 8, 2004 will be defined as the “predecessor period.” Even though SPI was formed on October 9, 2003 it had no significant operations until the acquisition of Simons was completed. The predecessor period presented for Simons from July 1, 2003 through April 8, 2004 is not comparable in all respects to SPI’s consolidated financial statements due to changes made to the capital structure as part of the acquisition.

On May 25, 2005, SPI formed SPI Acquisition LLC (“Acquisition”), a Delaware limited liability company, for the purpose of acquiring the assets of Trevco, Inc. (the “Trevco Assets”). On January 12, 2006, the Company acquired Hartney Fuel Oil Co., an Illinois corporation, Hartney Brothers, Inc., an Illinois corporation, Petroleum Supply Company, Inc., an Illinois corporation and the assets of Energy Transport, Inc., an Illinois corporation (the “Hartney Companies”). On June 13, 2006, the Company acquired the assets of McLain Truck Service, Inc. (the “McLain Assets”). The Company’s acquisitions are discussed further in Note B.

The Company is a diversified marketer of diesel fuel, oils, lubricants, gasoline and chemicals in 45 states. The Company also provides maintenance, environmental and risk management services to fuel and lubricant customers. The Company provides the majority of its products and services to transportation, commercial and industrial customers.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts and operations of the Company and its wholly owned subsidiaries subsequent to the respective acquisition dates. All significant intercompany balances and transactions have been eliminated in consolidation. The accompanying consolidated financial statements include the predecessor consolidated results of operations, changes in stockholders’ equity and cash flows for Simons from July 1, 2003 through April 8, 2004.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid temporary investments with initial maturities of three months or less to be cash equivalents. The Company has deposits at securities firms for margin requirements that are reflected as restricted cash. Deposits available in excess of margin requirements are classified as cash and cash equivalents. The Company maintains its cash and cash equivalents in accounts which may exceed federally

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note A —	Description of Business and Summary of Significant Accounting Policies — Continued

insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such accounts.

Receivables and Allowance for Doubtful Accounts

Trade receivables primarily consist of contracted prices for the sales of diesel fuel, oils, lubricants and chemicals, primarily to transportation companies and commercial and industrial users, and are generally unsecured. Typically, trade receivables are due 10 to 30 days after the delivery date depending upon the customer’s industry. The Company extends credit to customers based on an ongoing evaluation of the customer’s financial condition, creditworthiness and other factors.

The Company collects from its customers excise and sales taxes assessed by various taxing authorities. Such amounts are excluded from revenues, but are included in both trade receivables and accounts payable or accrued liabilities. At June 30, 2005 and 2006, approximately $9,244,000 and $12,288,000, respectively, of such taxes were included in receivables on the accompanying consolidated balance sheets. Other receivables at June 30, 2006 consisted of sales tax rebates from certain states and amounts due from suppliers of approximately $5,704,000.

Trade receivables are reduced by an allowance for amounts that are estimated to be uncollectible. Receivables outstanding longer than the contractual payment terms are considered past due and the allowance for doubtful accounts is established by the Company based upon a review of historical losses and specific receivables outstanding. Receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

The following table sets forth the activities in the allowance for doubtful accounts during fiscal years 2005 and 2006:

	2005	2006

Balance at beginning of period	$661,000	$878,000
Charges to provision for bad debts	320,000	873,000
Write-off of uncollectible accounts	(116,000)	(601,000)
Recoveries of bad debts	13,000	3,000

Balance at end of period	$878,000	$1,153,000

Revenue Recognition

The Company recognizes revenue upon the delivery of products to its customers or as fuel related services are performed. This occurs when the customer takes ownership and assumes risk of loss, prices are fixed or determinable and collectibility is reasonably assured.

Freight Costs

Freight costs paid by the Company to third-party carriers are included as a component of cost of revenues.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note A —	Description of Business and Summary of Significant Accounting Policies — Continued

Promotional and Marketing Costs

The Company promotes its products and services to its customers through a variety of direct marketing activities. Marketing, promotional and administrative costs are expensed as incurred and included in selling, general and administrative expenses.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method. Components of inventory cost include fuel purchases and transportation costs.

Inventories consist of the following at June 30:

	2005	2006

Diesel	$7,740,791	$6,792,194
Gasoline	264,643	463,132
Oil and other petroleum products	4,135,703	5,959,394

	$12,141,137	$13,214,720

At June 30, 2005, and 2006, the Company maintained inventories which are included above of approximately $6,974,000 and $3,270,000, respectively, at locations operated by third parties.

Financial Instruments

The Company enters into derivative contracts in order to reduce its exposure to unfavorable changes in diesel fuel prices and to offer its customers fuel pricing alternatives to meet their needs. Additionally, the Company seeks to mitigate exposure to unfavorable changes in interest rates by executing interest rate swap agreements. All derivative instruments are recognized as a component of current or long-term derivative assets or liabilities on the consolidated balance sheet at fair value. If the derivative does not qualify as a hedge under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended, or is not designated as a hedge, changes in the fair value of the derivative are recognized as a component of cost of revenues in the consolidated statements of operations. Derivatives which qualify for hedge accounting are designated as either a fair value or cash flow hedge. For fair value hedges, changes in the fair value of the hedge and the hedged item are recognized as a component of cost of revenues in the consolidated statements of operations. For cash flow hedges, the effective portion of changes in the fair value of the hedge is recognized as a component of accumulated other comprehensive income (“AOCI”).

To qualify for hedge accounting, as either a fair value or a cash flow hedge, the hedging relationship between the hedging instruments and hedged items must be highly effective over an extended period of time in achieving the offset of changes in fair values or cash flows attributable to the hedged risk at the inception of the hedge. Hedge accounting is discontinued prospectively if and when the hedging relationship over an extended period of time is determined to be ineffective. The Company formally documents its hedging relationships at inception of the hedge; re-designation of ineffective hedges at later measurement dates is permitted. Hedge effectiveness is measured at least quarterly based on relative changes in fair value of the derivative instrument and hedged item and any ineffectiveness is recognized in the consolidated statements of operations.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note A —	Description of Business and Summary of Significant Accounting Policies — Continued

Cash Flow Hedges:

The Company hedges forecasted purchases of diesel fuel used to fill firm sales commitments with its customers by buying New York Mercantile Exchange (“NYMEX”) heating oil futures contracts, which it designates as cash flow hedges. The Company seeks to mitigate unfavorable changes in interest rates by executing interest rate swap agreements.

Fair Value Hedges:

The Company also enters into firm sales commitments in the normal course of business which obligate it to deliver specified quantities of diesel fuel at prices based on specified published prices. The sales price may be variable in some price ranges and fixed in others. Firm sales commitments and related hedges are stated at fair value. Changes in these values offset to the degree the hedge is effective and any ineffectiveness is recognized in current earnings.

Non-designated derivatives:

Under its hedging policy, the Company may also enter into derivative agreements which management elects not to formally designate under SFAS No. 133. Speculative trading is prohibited; non-designated contracts represent an economic hedge, but hedge accounting rules are not applied. Changes in the fair value of instruments not designated as hedges are recognized in current earnings.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Ordinary maintenance and repairs are expensed as incurred. Improvements that significantly increase the value or useful life of property and equipment are capitalized. Costs associated with the application development stage of software developed for internal use are capitalized and amortized over periods not exceeding five years. All other costs associated with internally developed software are expensed as incurred.

Depreciation is calculated using the straight-line method. Estimated useful lives for purposes of depreciation are as follows:

Buildings	10 - 15 years
Office equipment	3 - 7 years
Transportation equipment	3 - 5 years
Tanks and other	3 - 5 years

Deferred Financing Costs

The Company capitalizes costs associated with new financings and amortizes the deferred costs over the life of the loans using the straight-line method, which does not differ significantly from the effective interest method. Included in long-term other assets at June 30, 2005 and 2006 was approximately $1,120,000 and $1,069,000 of deferred financing costs, after accumulated amortization of approximately $277,000 and $718,000, respectively. Amortization of deferred financing costs totaled approximately $349,000 and $369,000 for the years ended June 30, 2005 and 2006, respectively; and $72,000 for the successor period. Amortization of deferred financing costs is included as a component of interest expense in the consolidated statements of operations.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note A —	Description of Business and Summary of Significant Accounting Policies — Continued

Environmental Costs

Environmental costs are expensed if they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Recoveries of environmental costs through insurance, indemnification arrangements or other sources are included in other assets to the extent such recoveries are considered probable.

Goodwill and Intangible Assets

The Company applies Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Goodwill is not amortized and is subject to an annual assessment for impairment at each year end and between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. Intangible assets subject to amortization are amortized on the straight-line method over their expected useful lives, and all intangibles are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. No impairment of goodwill or intangible assets was necessary for the years ended June 30, 2005 and 2006, and the successor period ended June 30, 2004.

Accounting for Long-Lived Assets

The Company reviews long-lived assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If long-lived assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No significant impairments on long-lived assets were recorded in the years ended June 30, 2006 and 2005, as well as none in both the successor and predecessor periods.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”). SPI, a limited liability company, is classified as a partnership for income tax purposes; accordingly, income taxes are payable by the members and are not reflected in the consolidated financial statements. Simons and certain wholly owned subsidiaries are taxable entities and a current income tax provision is accrued for estimated income taxes payable or refundable on tax returns for the period. Deferred income tax assets and liabilities reflect the future tax consequences of carry forwards and differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred income tax assets and liabilities reflect currently enacted income tax rates applicable to the period in which the carry forwards or the deferred tax assets or liabilities are expected to be realized or settled. The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that the Company make certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on the Company’s tax provision in a future period. As changes in tax laws or rates are enacted, deferred income tax assets and

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note A —	Description of Business and Summary of Significant Accounting Policies — Continued

liabilities are adjusted through the provision for income taxes. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. The classification of current and noncurrent deferred tax assets and liabilities is based on the classification of the assets and liabilities generating the difference.

Stock Options

For the predecessor period, the Company accounted for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and Related Interpretations. No compensation expense was recorded with respect to stock options granted at prices equal to the estimated fair value of the related underlying common stock subject to option at the date of grant. For those options subject to performance requirements, compensation expense was recognized to the extent that fair value of the underlying common stock at the date such options vest had increased from that at the date of grant. All stock options were deemed exercised, converted and cancelled on the date of Simon’s acquisition by SPI (April 9, 2004). During the predecessor period, compensation expense on stock options of approximately $1,093,000 has been recognized.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123R, “Share Based Payment, which replaces SFAS No. 123 and supercedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements based on their fair values on the date of the grant. This statement is effective for private companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2006. The Company adopted SFAS No. 123R, effective July 1, 2006 using the modified prospective transition method.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in financial statements. This Interpretation includes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosures. The provisions of FIN 48 are is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48, if any, is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

In September 2006, the SEC staff issued SAB Topic 1N, “Financial Statements — Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB No. 108), which addresses how to quantify the effect of an error on the financial statements. SAB No. 108 is effective for our fiscal year ended June 30, 2007. The adoption of SAB No. 108 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006 the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The provisions of SFAS 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note A —	Description of Business and Summary of Significant Accounting Policies — Continued

Company is currently evaluating the impact, if any, of adopting SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” which provides entities with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact, if any, that SFAS No. 159 will have on its consolidated financial statements.

Note B —	Acquisition of Businesses

McLain Acquisition

On June 13, 2006, the Company acquired substantially all the assets and assumed certain liabilities of McLain Truck Service, Inc. (“McLain“) for approximately $2,191,000 consisting of the following: cash paid at closing of approximately $1,130,000, the payment of existing notes and leases of approximately $861,000, and $200,000 held back for potential purchase price adjustments.

The consideration was financed through an advance on the Company’s revolver. McLain is a regional petroleum marketer headquartered in Midland, TX, providing refined products to commercial and industrial accounts throughout the region. The Company accounted for the acquisition as a purchase transaction and the results of operations of McLain are included in the accompanying consolidated financial statements since the date of purchase. This acquisition was made to directly service existing customers and expand in the geographic market. The aggregate purchase price was determined using various valuation methods and resulted in goodwill of approximately $176,000. Intangibles are amortized over estimated lives of five years and have no residual value.

The estimated fair market values of the assets acquired and liabilities assumed in the acquisition of McLain are as follows:

Estimated fair value of assets acquired
Current assets, net of cash acquired	$1,876,554
Property and equipment	527,458
Intangibles	125,000
Goodwill	175,680

Total assets acquired	2,704,692
Current liabilities assumed	(513,324)

Estimated fair value of acquisition	$2,191,368

Hartney Acquisition

On January 12, 2006, the Company acquired the Hartney Companies for approximately $17,938,000 consisting of the following: cash paid at closing of approximately $12,438,000 and issuance of subordinated notes in the amount of $5,500,000. The consideration was financed through an advance on the Company’s

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note B —	Acquisition of Businesses — Continued

revolver. The Hartney Companies supply refined fuels and inventory management services to the transportation industry in the Midwestern U.S. The Company accounted for the acquisition as a purchase transaction and the results of operations of the Hartney Companies are included in the accompanying consolidated financial statements since the date of purchase. This acquisition was made to further penetrate the Midwestern U.S. market and expand the Company’s customer base in the transportation industry. The aggregate purchase price was determined using various valuation methods and resulted in goodwill of approximately $2,150,000. Amortizable intangibles assets have estimated useful lives ranging from 1 to 20 years and have no residual value. The Hartney trade name acquired has an indefinite life and will be subject to impairment testing.

The estimated fair market values of the assets acquired and liabilities assumed in the acquisition of the Hartney Companies are as follows:

Estimated fair value of assets acquired:
Current assets, net of cash acquired	$22,905,866
Property and equipment	323,727
Intangibles	14,492,000
Goodwill	2,149,667

Total assets acquired	39,871,260
Current liabilities assumed	(20,092,782)
Deferred tax liabilities	(1,840,220)

Total liabilities assumed	(21,933,002)

Estimated fair value of acquisition	$17,938,258

The merger agreement requires additional consideration of up to $2,000,000 to the former stockholders of the Hartney Companies if certain operating results for the 24-month period ending January 2008 are achieved, as defined in the purchase agreement. An equity contribution of $6,000,000 was received from certain preferred members, net of investment banking fees of approximately $760,000, to fund a portion of the cash consideration.

Trevco, Inc.

On June 8, 2005, the Company acquired substantially all the assets and assumed certain liabilities of Trevco Inc. for approximately $4,294,000 consisting of the following: cash paid at closing of approximately $3,494,000, issuance of senior preferred units with an approximate fair value of $300,000 and subordinated notes in the amount of $500,000. The fair value of the senior preferred stock was determined through negotiations, as stated in the merger agreement.

The cash portion of the consideration was financed through a $1,354,000 equity contribution from certain preferred members, net of investment banking fees of approximately $146,000, a term note of approximately $497,000 secured by the fixed assets and advances on SPI’s revolver of approximately $1,793,000. Trevco is a regional marketer of diesel fuel, oils, lubricants, gasoline and chemicals with operations on the western slope of the Rocky Mountains. The Company accounted for the acquisition as a purchase transaction and the results of operations of the Trevco Assets are included in the accompanying consolidated financial statements since the date of purchase. This acquisition was made to directly service existing customers and expand in this geographic market. The aggregate purchase price was determined using various valuation methods and resulted

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note B —	Acquisition of Businesses — Continued

in goodwill of approximately $557,000. Intangibles are amortized over estimated lives of 5 years and have no residual value.

The estimated fair market values of the assets acquired and liabilities assumed in the acquisition of the Trevco Assets are as follows:

Estimated fair value of assets acquired
Current assets, net of cash acquired	$2,711,477
Property and equipment	1,261,326
Intangibles	850,000
Goodwill	556,889
Total assets acquired	5,379,692
Current liabilities assumed	(1,085,453)

Estimated fair value of acquisition	$4,294,239

Pro Forma Information (Unaudited)

The following unaudited pro forma combined statements of operations and accompanying notes should be read together with the Company’s historical financial statements and the historical financial statements of Hartney appearing elsewhere in this prospectus. The unaudited pro forma combined statements of operations do not give effect to the acquisitions of McLain Truck Service, Inc. in June 2006 and Trevco, Inc. in June 2005 as these acquisitions were not financially significant. The unaudited pro forma combined statements of operations do not purport to present the results of operations of the Company had the acquisitions actually been completed as of the dates indicated. Moreover, they do not purport to project the Company’s results of operations for any future date or period.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note B —	Acquisition of Businesses — Continued

If the Hartney acquisition had been completed as of the beginning of the year ended June 30, 2005 and 2006, unaudited pro forma revenues and net income would have been as follows:

Year ended June 30, 2006	As Reported	Pro Forma

Revenues	$1,612,613,000	$1,973,557,000
Net income	12,399,000	15,569,000
Year ended June 30, 2005
Revenues	$843,916,000	$1,371,492,000
Net income	1,851,000	4,211,000

Note C —	Property and Equipment

The following table summarizes the major categories of property and equipment as of June 30:

	2005	2006

Buildings and leasehold improvements	$151,000	$230,045
Office equipment	1,335,917	2,151,852
Transportation equipment	6,145,391	12,038,431
Tanks and other equipment	5,598,878	8,079,099

	13,231,186	22,499,427
Less accumulated depreciation	2,955,510	8,292,570

	10,275,676	14,206,857
Land	58,488	271,963
Construction in progress	1,515,829	2,189,840

Property and equipment, net	$11,849,993	$16,668,660

Depreciation expense was approximately $3,252,000 and $4,695,000 for the years ended June 30, 2005 and 2006, respectively. Depreciation expense was approximately $642,000 for the successor period ended June 30, 2004, and $1,788,000 for Simons for the predecessor period ended April 8, 2004.

Note D —	Assets Held for Sale

In connection with the Simons acquisition by SPI, the Company distributed certain assets held for sale to the former majority stockholder of Simons. The remaining assets held for sale consist of a truck stop located in Texarkana, Arkansas. The Company was obligated to distribute this property (or the proceeds there from) to the former majority stockholder on or before April 9, 2006. The parties agreed to extend this deadline for one year. The Company has recorded a liability of $750,000 at June 30, 2005 and 2006 which is included in accrued and other liabilities on the accompanying consolidated balance sheets.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note E —	Goodwill and Intangibles

Intangible assets consist of the following at June 30 which have estimated lives ranging from one to 20 years.

	2005		2006
		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Amortizable intangible assets:
Customer relationships	$15,250,000	$(1,181,247)	$28,030,000	$(2,471,714)
Customers under contract	—	—	1,230,000	(577,416)
Pathway trade name	6,000,000	(468,750)	6,000,000	(843,750)
Proprietary technology	600,000	(150,000)	600,000	(270,000)
Non-compete agreements	600,000	(10,000)	675,000	(130,000)

Total	$22,450,000	$(1,809,997)	$36,535,000	$(4,292,880)

Unamortized intangible assets:
Hartney trade name	$—		$532,000
Goodwill	19,592,195		22,080,780

Intangible assets acquired during fiscal years 2005 and 2006 are as follows:

	2005		2006
		Weighted		Weighted
	Fair Value	Average Life	Fair Value	Average Life

Customer relationships	$250,000	5	$12,780,000	19.8
Customers under contract	—	—	1,230,000	1
Hartney trade name	—	—	532,000	indefinite
Non-compete agreements	600,000	5	75,000	5

Total	$850,000	5	$14,617,000	18.1

Goodwill of $4,832,197 and $648,365 were acquired during 2005 and 2006, respectively.

Amortization expense for the years ended June 30, 2005 and 2006 was approximately $1,451,000, and $2,483,000, respectively. Amortization expense totaled approximately $359,000 for the successor period ended June 30, 2004. There was no amortization expense of intangibles for Simons for the predecessor period. The estimated amortization expense for each of the next five years is:

Year ending June 30 2007	$2,920,750
2008	2,268,167
2009	2,238,167
2010	2,134,000
2011	1,978,167

Note F —	Financial Instruments

The Company seeks to reduce its exposure to changes in fuel prices, which are subject to significant and volatile fluctuation, by entering into New York Mercantile Exchange (“NYMEX”) and over-the-counter

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note F —	Financial Instruments — Continued

(“OTC”) energy derivative contracts. Additionally, the Company seeks to mitigate exposure to unfavorable changes in interest rates by entering into rate swap agreements. The Company’s use of derivatives is governed by its hedging policy (the “Policy”), as approved by the Board of Directors. The Policy prohibits use of derivatives for speculation.

Cash flow hedges.  NYMEX heating oil has historically provided a highly effective hedge of diesel fuel prices. However, in the 2006 fiscal year, several unusual events have influenced this relationship. These include major hurricanes in the United States Gulf Coast region, preparations for the phase-in of a new product, ultra low sulphur diesels and political uncertainty in the Middle East. This confluence of events has created unusual basis volatility. Management believes that the long-term correlation between heating oil and diesel will continue. Additionally, management views NYMEX heating oil futures as a valid economic hedge in the present environment because heating oil prices have been significantly less volatile than diesel prices. As a result of the unusual events influencing the hedge relationships as cited above, certain hedges ceased to qualify for hedge accounting that resulted in ineffectiveness income of $12,642 and $1,004,758 for the years ended June 30, 2005 and 2006, respectively, which are reported in other income (expense). The Company recognized no material amounts due to hedge ineffectiveness during the successor period or for Simons for the predecessor period. At June 30, 2005 and 2006, hedges qualifying for hedge accounting were recorded in AOCI totalling $333,359 and $142,485, respectively. The Company expects to reclassify substantially all derivative fair value reflected in AOCI within the next year in conjunction with forecasted transactions.

The following table summarizes the Company’s cash flow hedges at June 30:

	2005	2006

Contract diesel volumes (gallons)	4,495,000	4,704,000
Weighted average fixed price per gallon	$1.3951	$1.8945
Fair value	$7,226,654	$10,059,198

The Company entered into an interest rate swap that fixes the interest rate at 5.385% on $20,000,000 of the revolving credit facility balance. The fair value of this swap is recorded as an asset or liability with the offset to AOCI, net of deferred taxes. As of June 30, 2005 and 2006, the fair value of the swap was ($107,139) and $692,695, respectively, which is included in noncurrent derivative asset (liability) in the accompanying consolidated balance sheets. At June 30, 2006, the company expected to reclassify $249,000 from AOCI to interest expense during the next 12 months in conjunction with payments on the designated floating rate debt.

Fair value hedges.  The Company utilizes over-the-counter (“OTC”) energy derivative contracts to hedge changes in the fair value of firm sales commitments. Hedged future sales commitments classified as fair value hedges provided for the future sale of approximately 58,000,000 and 15,000,000 gallons of diesel fuel as of June 30, 2005 and 2006, respectively.

All critical terms of the hedging instruments mirror the terms of the hedged items; therefore, changes in the fair value of the firm sales commitments are substantially offset by changes in the fair value of the OTC contracts. However, hedge ineffectiveness may occur as a result of changes in product and location basis differentials. Ineffectiveness of fair value hedges of $120,609 and $181,172 are reported in other income (expense) for the years ended June 30, 2005 and 2006, respectively. The Company recognized no significant amounts due to hedge ineffectiveness during the successor period or for Simons for the predecessor period.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note F —	Financial Instruments — Continued

Non-designated hedges.  The Company is exposed to changes in fuel prices, which are subject to significant and volatile fluctuation, through ownership of its fuel inventory. The Company attempts to mitigate this risk by selling NYMEX heating oil futures contracts. These contracts are not formally designated under SFAS No. 133. For non-designated hedges, the Company recognized $169,193 and $175,098 in earnings for the years ended June 30, 2005 and 2006, respectively. Expense of ($542,000) was recognized for the successor period and expense of ($316,000) was recognized for Simons for the predecessor period.

Note G —	Long-Term Debt

Long-term debt consists of the following at June 30:

	2005	2006

Senior credit facility — term loans; payable in monthly principal installments of $148,630, plus interest at either the bank’s defined domestic rate or adjusted LIBOR rate (effective rate of 6.95% at June 30, 2006)(1)(4)	$5,950,180	$3,732,227
Senior credit facility — revolver(1)(4)	46,144,753	74,332,979
Note payable to financial institution, payable in monthly principal and interest installments of $6,670, with variable interest at LIBOR plus 1.75% (effective rate of 6.98% at June 30, 2006) through December 2015(2)	1,083,068	1,053,854
Notes payable to financial institutions, payable in monthly principal and interest installments of $150,885, with interest ranging from 2.5% to 9.25% at June 30, 2006, with maturities ranging from August 10, 2007 to November 10, 2010. These notes are collateralized by the financed assets(4)	1,602,286	5,311,971
Subordinated notes payable to related parties(3)(4)	6,710,055	12,210,055

	61,490,342	96,641,086
Less current portion of long-term debt	2,305,269	1,571,418

	$59,185,073	$95,069,668

(1)	During November 2005, the revolving credit facility was increased to $91,750,000 maturing on April 9, 2009. Maximum allowable borrowings under this facility are limited to a borrowing base which is based on certain percentages of eligible accounts receivable and inventory less any outstanding letters of credit ($78,000,000 allowable borrowing base at June 30, 2006). Interest on the revolver is payable monthly at either the defined domestic rate or adjusted LIBOR rate (effective rate of 7.00% at June 30, 2006). The revolving credit facility is subject to an unused line fee. The senior credit facility, which includes the revolving credit facility and term loans, is collateralized by substantially all assets of the Company.

(2)	In December 2004, the Company and two unrelated companies entered into a $3,300,000 note payable with a third-party lender related to the purchase of an aircraft which collateralizes this note. The previous aircraft owned by the three companies was exchanged in connection with the purchase and the previous note outstanding was paid off. Each party owns a 33% interest in the aircraft and the related note payable (approximately $1,054,000 at June 30, 2006, net to the Company’s share). The Company has joint and several liability under the note in the event that the participating parties default on their portion of the note (approximately $2,108,000 at June 30, 2006). If a participating party defaults on their portion of the note,

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note G —	Long-Term Debt — Continued

the defaulting party has 30 days to cure the default or their interest in the aircraft will be liquidated to cure the default. The note is being amortized utilizing a 20-year amortization with a balloon payment of approximately $650,000, net to the Company, due on December 2, 2015. As of June 30, 2006, interest and principal payments on the note have been paid in accordance with the terms of the agreement.

(3)	From time to time, the Company issues subordinated term notes as acquisition consideration. Interest on the notes is payable quarterly with interest ranging from 7% to 11.25% at June 30, 2006. The notes have maturities ranging from April 9, 2009 through June 8, 2010 and generally may be extended under the terms of the agreements. Also, upon the completion of an initial public offering or change in control, as defined in the agreements, the Company shall repay the notes in full within ten days of the consummation of such event.

(4)	On September 18, 2006, this long-term debt was paid in full and refinanced in conjunction with the acquisitions described in Note P. Certain long-term debt retired in these transactions contain financial and reporting covenants, as defined in the applicable agreement. At June 30, 2006, the Company was in compliance with all such covenants.

Aggregate maturities of long-term debt at June 30, 2006, giving consideration to the refinancing, are as follows:

Year ending June 30 2007	$1,571,418
2008	1,566,069
2009	1,566,922
2010	1,568,011
2011	1,569,171
Thereafter	88,799,495

$96,641,086

Note H —	Income Taxes

Income tax expense consists of the following:

	Predecessor	Successor
	Period Ended	Period Ended	Year Ended	Year Ended
	April 8,	June 30,	June 30,	June 30,
	2004	2004	2005	2006

Provision (benefit) for income taxes
Current
Federal	$304,601	$67,000	$1,471,500	$6,692,359
State	102,000	38,000	267,545	1,030,533
Deferred
Federal	297,000	50,660	(238,088)	(1,232,391)
State	50,000	8,940	(43,288)	(184,241)

	$753,601	$164,600	$1,457,669	$6,306,260

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note H —	Income Taxes — Continued

Deferred tax assets and liabilities consist of the following at June 30:

	2005	2006

Deferred tax liabilities
Property building and equipment	$(1,889,239)	$(1,113,742)
Intangible assets	(7,722,000)	(8,939,280)
Accumulated other comprehensive income	(439,122)	(325,720)
Change in derivative fair value	(31,079)	(389,487)
Other	(16,508)	(158,881)

	(10,097,948)	(10,927,110)
Deferred tax assets
Allowance for doubtful accounts	342,469	449,698
Accrued compensation	292,500	449,057
Other	58,775	313,968

	693,744	1,212,723
Valuation allowance for deferred tax assets	—	—

Net deferred tax liabilities	$(9,404,204)	$(9,714,387)

The Company’s effective income tax rate differed from the Federal statutory rate of 34% as follows for:

	Predecessor	Successor
	Period Ended	Period Ended	Year Ended	Year Ended
	April 8,	June 30,	June 30,	June 30,
	2004	2004	2005	2006

Income taxes at federal statutory rate	$641,067	$130,797	$1,124,944	$6,028,120
State income taxes at statutory rate	131,984	23,081	291,817	886,488
Non-deductible expenses	—	19,368	35,277	158,359
Other	(19,450)	(8,646)	5,631	(766,707)

	$753,601	$164,600	$1,457,669	$6,306,260

Note I —	Members’ Equity

SPI was formed on October 9, 2003 pursuant to the laws of the State of Delaware. SPI was originally authorized to issue 533,000 senior preferred units, 13,250 junior preferred units and 119,250 common units. The initial capitalization of SPI included the following: (1) issuance of 500,000 senior preferred units for net cash consideration of approximately $17,823,000, net of investment banking fees of approximately $1,977,000, (2) issuance of 30,000 senior preferred units as a component of the merger consideration with a negotiated fair value of $3,000,000, (3) issuance of 13,250 junior preferred units with an estimated fair value of $200,000 and (4) issuance of 62,938 common units for cash consideration of approximately $1,000. From time to time, the Board of Managers have increased the amount of authorized units.

During fiscal years 2005 and 2006 , SPI issued additional 11,594 and 34,450 common units, respectively, to directors and members of the Company’s management teams for cash consideration of $116 and $345, respectively. Additionally, during fiscal years 2005 and 2006, 1,193 and 28,620 common units were repurchased for cash consideration of $12 and $286, respectively, from members who terminated employment.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note I —	Members’ Equity — Continued

In connection with the purchase of the Trevco Assets (see Note B), SPI issued an additional 3,000 senior preferred units with a negotiated fair value of $300,000 as consideration and received $1,354,000, net of investment banking fees of approximately $146,000, of additional equity contributions from certain preferred members to fund a portion of the cash consideration. No additional units were issued in connection with the $1,500,000 equity contribution.

Additionally, in connection with the $3,300,000 cash payment due as additional consideration associated with SPI’s acquisition of Simons, certain preferred members were required under an agreement with SPI’s lender to make capital contributions to fund the cash payment. As the operating result targets were met as of June 30, 2005, and the liability associated with the additional consideration was accrued, the Company recorded a $3,300,000 contribution receivable from certain preferred members in the June 30, 2005 consolidated balance sheet. As noted above, the Company received the capital contribution and paid the $3,300,000 payment in September 2005.

During fiscal year 2005, SPI issued 3,000 senior preferred units valued at $300,000 as additional consideration under the Simons acquisition agreement. During fiscal year 2006, an additional 3,000 senior preferred units were issued for cash proceeds of $183,600.

The governance of the business and affairs of SPI and the rights and obligations of members are established pursuant to a limited liability company agreement. This agreement provides for the following, among other things:

•	The Board of Managers shall conduct the affairs of SPI and its subsidiaries;

•	The Board of Managers shall consist of nine members.

•	Any units that are repurchased, redeemed or otherwise reacquired by SPI shall be cancelled and returned to authorized but unissued units, and shall not be reissued, sold or transferred;

•	Net income (loss) shall be allocated to the members in accordance with distributions and liquidation preference;

•	All interests are subject to defined transfer restrictions;

•	Senior preferred units have preference over junior preferred and common units on cash distributions and liquidation as follows:

i.	Senior preferred units until the aggregate unpaid preferred yield of 14%, as defined in the agreement, has been reduced to zero;

ii.	Senior preferred units until the aggregate amount of unreturned capital (gross capital of $28,200,000 and $34,383,600 at June 30, 2005 and 2006, respectively) has been reduced to zero;

iii.	Senior preferred units and common units (gross capital of approximately $1,000 at June 30, 2005 and 2006) until the second preferred return of 20%, as defined in the agreement, is achieved;

iv.	Junior preferred units until such time as the aggregate distributions equal $730,000; and

v.	Remaining distributions ratably disbursed among all units based upon the number of outstanding vested units.

vi.	Certain senior preferred units totaling $24,600,000 may be redeemed upon the earlier of (1) consummation of a sale of the Company, (2) consummation of a qualified Initial Public Offering (“IPO”), as defined in the agreement, or (3) during April 2011, the Company shall, at the written request of the holders of a majority of the outstanding units delivered to the Company and

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note I —	Members’ Equity — Continued

other holders of the units, redeem (the “Majority Preferred Redemption”) all of the outstanding units at a price equal to the greater of (a) fair market value of such senior preferred units and (b) unreturned capital and unpaid preferred yield in respect to such units as of the redemption date (“Preferred Redemption Price”). The majority preferred redemption notice shall state a redemption date and the place and time for the consummation of the redemption. At any time after April 2012, any senior preferred unit holder may require the Company to redeem (“Investor Preferred Redemption”) all or any portion of the units owned by the holders at a price per unit equal to the Preferred Redemption Price.

vii.	Senior preferred units totaling $3,300,000 are subject to a repurchase option, as defined in a senior management agreement with an officer. Generally, if the executive is terminated with cause or resigns without good reason prior to April 9, 2009, the units will be subject to repurchase at the lower of original cost or fair value. If the executive is terminated without cause or resigns with good reason after April 9, 2009 or is terminated as a result of death, disability or retirement, the units will be subject to repurchase at fair value.

viii.	Senior preferred units totaling $300,000 are subject to a repurchase option, as defined in an executive unit agreement. Generally, if the executive is terminated without cause, the units will be subject to repurchase at the greater of (a) fair value or (b) $300,000. If the executive is terminated for any other reason, the units will be subject to repurchase at fair value.

ix.	Common units are subject to certain vesting requirements through the passage of time and operating results of the Company and are subject to a repurchase option, as defined in certain executive agreements. Generally, if an executive is terminated with cause or resigns without good reason prior to April 9, 2009, the unvested units will be forfeited, and the vested units will be subject to repurchase at the lower of original cost or fair value. If an executive is terminated without cause or resigns with good reason or resigns without good reason after April 9, 2009, or is terminated as a result of death, disability or retirement, the unvested units will be forfeited, and the vested units will be subject to repurchase at the fair value.

On September 18, 2006 as part of the subsequent refinancing and acquisitions, all of the outstanding units were converted to a single class of common units, see Note P.

Note J —	Property Leased

The Company owns a truck stop facility in Sayre, Oklahoma which is leased to an unrelated third party under a 20 year non-cancellable operating lease agreement. The net carrying value of the leased property was approximately $701,000 and $631,000 at June 30, 2005 and 2006, after accumulated depreciation of approximately $87,000 and $156,000, respectively. Rental income received under the lease agreement was $408,000 for the years ended June 30, 2005 and 2006; $102,000 for the successor period and $306,000 for Simons for the predecessor period. Rental income is a component of interest and other income in the consolidated statements of operations.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note J —	Property Leased — Continued

Minimum future rental income under such operating lease as of June 30, 2006 is as follows:

Year ending June 30
2007	$408,000
2008	408,000
2009	408,000
2010	448,800
2011	489,600
Thereafter	4,467,600

$6,630,000

Note K —	Related Party Transactions

The Company sells fuel at cost to an affiliate which is controlled by Simon’s chief executive officer, who is also a member of SPI. Such sales amounted to approximately $3,173,000 and $4,835,000 for the years ended June 30, 2005 and 2006, respectively; $670,000 for the successor period and $1,576,000 for Simons for the predecessor period. In addition, such affiliate paid administrative fees to the Company of $42,000 per year for the years ended June 30, 2005 and 2006; $10,500 in the successor period and $31,500 for Simons for the predecessor period. The Company also leases warehouses and offices from unconsolidated affiliated entities which amounted to approximately $159,000 and $174,000 for the years ended June 30, 2005 and 2006, respectively, and $98,000 for the successor period and $287,000 for Simons for the predecessor period.

The Company had subordinated notes payable to the chief executive officer of Simons, totalling $6,210,055 at June 30, 2005 and 2006 related to the purchase of Simons. The Company also had subordinated notes payable to other employees of the Company totalling $500,000 and $6,000,000 at June 30, 2005 and 2006, respectively; see Note G. All related party notes were retired as part of the subsequent refinancing in September 2006; see Note P.

The Company engages certain members of SPI and/or their affiliates to provide financial and management services. The agreement provides for an annual fee subject to annual increases as defined in the agreement and fees are due in equal monthly installments. The expense for services provided was $600,000 and $750,000 for the years ended June 30, 2005 and 2006, respectively, and $150,000 for the successor period. There was no management fee for Simons during the predecessor period. Payments for the management services were current as of June 30, 2006; $37,500 is included in related party accounts payable at June 30, 2005 related to this agreement. The management fees were restructured as part of the acquisition and refinancing; see Note P.

Under the terms of the management services agreement, the Company must pay investment offering fees equal to 3% of the aggregate transaction value. As a result, the Company paid these members investment banking fees of approximately $146,000 and $760,000 during the years ending June 30, 2005 and 2006, respectively, and $1,977,000 for the successor period. There were no placement fees for Simons during the predecessor period. These payments were recorded as a reduction of proceeds from senior preferred units.

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note L —	Commitments and Contingencies

Leases

The Company leases the space for its general corporate offices under a lease agreement which expires in 2007 and contains an option to renew for one year. The Company has granted the lessor a security interest in all personal property now owned or hereafter acquired by the Company that is located on the premises.

The following table summarizes the Company’s future minimum lease payments under non-cancellable operating lease agreements including related party leases at June 30, 2006:

Year ending June 30
2007	$943,875
2008	558,411
2009	438,308
2010	248,979
2011	63,550

$2,253,123

Rent expense under all operating lease agreements, including month-to-month leases and amounts paid to related parties was approximately $681,000 and $813,000 in the years ended June 30, 2005 and 2006, respectively, approximately $141,000 for the successor period and approximately $423,000 for Simons for the predecessor period.

Construction in Progress

The Company is in the process of constructing a marine terminal facility in Louisiana. The facility is expected to be completed during the first half of fiscal year 2007 with approximately $60,000 of construction expenditures remaining at June 30, 2006.

Litigation

The Company is involved in certain litigation arising in the normal course of business. Management does not believe that the outcome of these matters will have a material impact on the consolidated financial position or results of operations of the Company.

Employment Agreements

The Company has entered into an employment agreement with the chief executive officer of SPI. Under the terms of this agreement, the executive is entitled to termination compensation as defined in the agreement. The maximum termination compensation was approximately $102,000 at June 30, 2006.

The Company has also entered into an employment agreement with the chief executive officer of Simons. Under the terms of this agreement, the executive is entitled to termination compensation as defined in the agreement. The maximum termination compensation was approximately $400,000 at June 30, 2006.

Note M —	Employee Benefits

Profit Sharing Plan

The Company has a retirement plan covering substantially all qualified corporate employees under section 401(k) of the Internal Revenue Code. Under the plan, participants may contribute up to a dollar limit

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note M —	Employee Benefits — Continued

provided by Internal Revenue Service guidelines (changing annually) to their plan accounts. The Company contributed for each participant a discretionary matching contribution (currently equal to 50% of the participant’s contribution to a maximum of 6% of each employee’s annual compensation). The Company may also make other discretionary contributions. The Company’s expense under the plan was approximately $135,000 and $185,000 for the years ended June 30, 2005 and 2006, respectively; $28,000 for the successor period and $106,000 for Simons for the predecessor period.

Stock Option Plan

Effective January 1, 2001, the Compensation Committee and board of directors approved the Simons, Petroleum, Inc. 2001 Stock Incentive Plan (the “Plan”). Under the terms of the merger agreement dated April 8, 2004, the unvested options were vested and the 542.4 vested options under the Plan were deemed exercised, converted and cancelled, and the participants received merger consideration equal to the net amount that they would have received upon exercise and sale of the vested options. The Plan was terminated upon consummation of the merger, and the Company recorded noncash compensation expense of approximately $1,093,000, which is included in the consolidated statements of operations for Simons for the predecessor period.

Note N —	Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 Disclosures about Fair Value of Financial Instruments requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. The estimated fair values shown below have been determined using available market information and appropriate valuation methodologies suitable for each category of financial instruments. Considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

Cash and cash equivalents, restricted cash, receivables, accounts payable and accrued and other liabilities are estimated to have fair values approximating their carrying amounts due to the short maturity of these instruments.

The fair value of the Company’s long-term debt and notes payable is believed to approximate its carrying amount due to the variable interest rates of the instruments.

The following is a summary of the fair value of the Company’s derivative instruments, based primarily on quoted market prices and representing the estimated amount that the Company would receive or pay to terminate the instruments based on the same or similar products as of June 30:

	2005	2006

Assets
Futures	$1,423,394	$1,322,341
Fixed price swaps	527,735	485,331
Purchased options	1,674,611	568,999
Pay-fixed interest rate swap	—	692,695

Total derivative assets	3,625,740	3,069,366

Liabilities
Variable price sales commitments	(2,475,970)	(1,271,787)
Pay-fixed interest rate swap	(107,139)	—

Total derivative liabilities	(2,583,109)	(1,271,787)

Net derivative positions	$1,042,631	$1,797,579

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note O —	Reportable Operating Segments

SPI is engaged in the marketing and distribution of refined petroleum products and provides logistics and energy management services to its customers in the United States and the Panama Canal. SPI has identified its operating segments based on management responsibility and has aggregated them into a single reportable segment as permitted by SFAS 131, Disclosure about Segments of an Enterprise and Related Information.

Revenue by product line is as follows:

	Predecessor
	Simons Petroleum	Inception
	Period from	October 9,
	July 3, 2003	2003	Years Ended June 30
	April 8, 2004	June 30, 2004	2005	2006

Diesel	$379,569,375	$127,797,790	$791,323,676	$1,523,559,147
Lubricants	12,900,999	4,409,993	22,134,597	34,675,387
Gasoline	12,016,012	4,438,993	21,389,626	37,046,818
Services and other(1)	6,078,020	1,540,997	9,068,051	17,331,376

Total revenues	$410,564,406	$138,187,773	$843,915,950	$1,612,612,728

Note P —	Subsequent Events

On September 18, 2006, the Company acquired the stock of Pecos, Inc. (“Pecos”), a California corporation, and Canyon State Oil Company, Inc. (“CSO”), an Arizona corporation, as well as a 50% interest in Canyon State Oil Company of Colorado, LLC (“CSOC”), a Delaware limited liability company. The purchase price for the acquisitions totalled approximately $200 million.

Headquartered in Rancho Dominguez, California, Pecos is a supplier of fuels, lubricants and petroleum related value-added services to the marine, commercial and industrial sectors on the West Coast with annual sales of over $800 million. Headquartered in Phoenix, Arizona, CSO and CSOC are suppliers of lubricants and fuels to the commercial, industrial and automotive markets in the Southwest with annual sales of over $225 million.

In conjunction with these acquisitions, the Company replaced its existing revolving and term credit facilities as well as the credit facilities of the acquired entities with a $185 million revolving credit facility and $155 million term loan. At closing, approximately $132 million was drawn on the revolving credit facility. The Company expensed deferred financing costs related to its previous revolving and term credit facilities of approximately $1 million as a loss on debt extinguished in September 2006. The new revolving credit facility matures on September 18, 2011 and is subject to an unused line fee. The revolver bears interest at a variable rate of LIBOR plus an applicable percentage based on the current fixed coverage charge ratio. The revolver is primarily collateralized with a first priority lien to the receivables and inventory. The term loan matures on September 18, 2013 and bears interest at a variable rate of LIBOR plus 4.5%. The term loan is payable in quarterly installments of $387,500 plus interest with four balloon payments the last year of the loan each in the amount of $36,425,000 plus interest. The term loan is primarily collateralized by a first priority lien in all the assets of the Company except receivables and inventory. The credit agreements require the Company to enter into interest rate protection for a minimum of $115 million. On October 20, 2006, the Company entered into an interest rate swap on the term credit facility for $115 million at a fixed rate of 5.145% for a term ending October 25, 2009. On October 23, 2006, the Company entered into an interest rate swap for $50 million on the revolving credit facility at a fixed rate of 5.208% for a term ending October 25, 2009. The new credit facilities require certain financial and reporting covenants to be met. The Company had its debt rated based on the proforma effects of the acquisitions and received a ‘B’ corporate credit rating from Standard & Poor’s

SPI Petroleum LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

June 30, 2005 and 2006, for the period beginning October 9, 2003 through June 30, 2004 and the predecessor Simons Petroleum, Inc. for the period beginning July 1, 2003 through April 8, 2004

Note P —	Subsequent Events — Continued

Ratings Services and a ‘B2’ corporate rating from Moody’s Investors Service. Coincident with the acquisitions, $35.1 million of additional equity was contributed by certain members.

As part of the acquisitions and refinancing, the Company amended and restated its Limited Liability Company Agreement and executed a Recapitalization Agreement. The recapitalization converted the prior capital structure from having preferred and common units to creating a single class of common units. An implied equity value was calculated for a unit at the date of the recapitalization and each holder was considered to have contributed their respective value based on the number of units they held (the “Capital Contribution Amount”) to the Company in exchange for the new class of common units. The Capital Contribution Amounts have a preferred return of 14% yield. Vesting of the units did not materially change from the original vesting criteria. The management fees paid to certain members of SPI and/or their affiliates increased to $1.5 million per year subject to annual increases of 20% at the beginning of the Company’s fiscal year and payable in monthly installments. Total fees and expenses related to these transactions were approximately $13.7 million of which approximately $7.2 million were investment banking fees paid to members of SPI and/or their affiliates.

On May 1, 2007, the Company acquired the stock of two West Virginia corporations, Petroleum Products, Inc. and Petroleum Transport, Inc (together “PPI”). The purchase price for both totalled approximately $39 million. In conjunction with this acquisition, the Company amended its revolving and term credit facilities with the most significant change being an increase in the revolving credit facility to $235 million. Approximately $34 million was drawn on the revolver at closing to fund the acquisition. Headquartered in Belle, West Virginia, PPI is a supplier of fuels, lubricants and related value added services to industrial and coal mining operations in the Central Appalachian regions with annual sales over $321 million.

One of the Company’s distribution partners sent a notice of cancellation on May 8, 2007 cancelling one of its material contracts. The contact contemplates an 18-month wind-down period. The Company is currently in negotiations with the distribution partner regarding this contract. The Company is currently evaluating related intangible assets of approximately $16 million.

SPI Petroleum LLC and Subsidiaries

Condensed Consolidated Balance Sheets
(in thousands)
Unaudited

	June 30,	March 31,
	2006	2007

Current assets
Cash and cash equivalents	$4,545	$6,378
Restricted cash	2,647	1,507
Receivables
Trade, net of allowance for doubtful accounts	132,215	244,964
Related party	593	2,488
Other	6,751	12,093
Inventories	13,215	50,999
Other current assets	3,930	8,554
Assets held for sale	730	6,951

Total current assets	164,626	333,934
Property and equipment, net	17,300	56,349
Intangible assets, net	32,774	70,973
Goodwill	22,081	81,398
Other assets	2,097	8,694

	$238,878	$551,348

Current liabilities
Accounts payable
Trade	$71,874	$141,114
Related party	36	176
Other current liabilities	13,186	29,452
Current portion of long-term debt	1,571	2,214

Total current liabilities	86,667	172,956
Long-term liabilities
Long-term debt, net of current portion	95,070	252,551
Deferred income taxes	10,482	23,516
Other liabilities	—	5,191
Minority interest	—	2,079
Commitments and contingencies
Members’ equity	46,659	95,055

Total liabilities and members’ equity	$238,878	$551,348

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Condensed Consolidated Statements of Operations
(in thousands)
Unaudited

	Nine Months Ended March 31,
	2006	2007

Revenues	$1,062,730	$2,217,165
Cost of revenues	1,017,184	2,077,611

Gross profit	45,546	139,554
Operating expense
Selling, general and administrative	25,867	85,539
Depreciation and amortization	5,042	13,928

Operating income	14,637	40,087
Other income (expense)
Interest expense	(4,528)	(14,631)
Loss from the early extinguishment of debt	—	(1,008)
Interest and other income	363	1,086
Change in derivative fair value	480	(1,219)

Income before income taxes and minority interests	10,952	24,315
Provision for income taxes	4,293	9,655

Income before minority interest	6,659	14,660
Minority interest in income of affiliate	—	(62)

Net income	$6,659	$14,598

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Condensed Consolidated Statement of Members’ Equity
(in thousands)
Unaudited

					Accumulated
	Senior	Junior			Other	Total
	Preferred	Preferred	Common	Class A	Comprehensive	Members’
	Units	Units	Units	Units	Income	Equity

Balance at June 30, 2006	$45,945	$200	$1	$—	$513	$46,659
Recapitalization	(45,945)	(200)	(1)	46,146		—
Equity contribution, net of investment banking fees of $2,635	—	—	—	24,434	—	24,434
Equity issued in business acquisition	—	—	—	7,628	—	7,628
Equity-based management compensation	—	—	—	2,216	—	2,216
Net income	—	—	—	14,598	—	14,598
Other comprehensive income, net
Change in value of derivative instruments and investments available for sale, net of income taxes of $13	—	—	—	—	(480)	(480)

Balance at March 31, 2007	$—	$—	$—	$95,022	$33	$95,055

The accompanying notes are an integral part of these statements.

SPI Petroleum LLC and Subsidiaries

Condensed Consolidated Statements of Cash Flows
(in thousands)
Unaudited

	Nine Months Ended March 31,
	2006	2007

Cash flows from operating activities:
Net income	$6,659	$14,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,042	13,928
Share-based compensation	—	2,216
Change in derivative fair value	(485)	1,663
Early extinguishment of debt	—	1,008
Other, net	145	1,944
Changes in assets and liabilities, net of effects of acquisitions:
Receivables	(5,752)	19,942
Inventories	868	(12,470)
Accounts payable	10,026	(4,882)
Other, net	13,959	(280)

Net cash provided by operating activities	30,462	37,667
Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	(14,593)	(191,178)
Expenditures for property and equipment	(8,476)	(19,214)
Other, net	1,156	304

Net cash used in investing activities	(21,913)	(210,088)
Cash flows from financing activities:
Proceeds from borrowings of long-term debt	1,273,141	2,285,213
Payments of long-term debt	(1,285,625)	(2,128,947)
Capital contributions	5,423	24,434
Other, net	(26)	(6,446)

Net cash provided by (used in) financing activities	(7,087)	174,254

Net increase in cash and cash equivalents	1,462	1,833
Cash and cash equivalents at beginning of period	2,326	4,545

Cash and cash equivalents at end of period	$3,788	$6,378

The accompanying notes are an integral part of these statements.

SPI Petroleum, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except for gallon volumes)
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements (the “Financial Statements”) of SPI Petroleum, LLC and subsidiaries (collectively, “SPI” or the “Company”) have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and Rule 10-01 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”) and, therefore, do not include all information and footnotes required by US GAAP. In the opinion of Management, however, the Financial Statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and its cash flows as of March 31, 2007 and for the nine months ended March 31, 2006 and 2007. The results of operations for the nine months ended March 31, 2007 are not indicative of the results to be expected for the full year, primarily due to the Company’s acquisitions of Pecos, Inc (“Pecos”) and Canyon State Oil Company, Inc (“Canyon”) on September 18, 2006 and an increase in the Company’s outstanding debt as a result of theses acquisitions. The Financial Statements should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein.

2.	Acquisitions of Businesses

Acquisitions are accounted for under the purchase method of accounting; accordingly, the assets and liabilities of the acquired businesses have been recorded at estimated fair value at the date acquired with the excess of the purchase price over the estimated fair value recorded as goodwill.

Pecos.  On September 18, 2006, the Company acquired all of the common stock of Pecos for approximately $157,353. The consideration included the purchase of the common stock of Pecos for $62,500, the retirement of $76,983 of outstanding bank debt of Pecos, payments of expenses related to the transaction totaling $10,242 and the issuance of Class A Units valued at $7,628. The value of the Class A Units was established through negotiation. Pecos supplies fuels, lubricants and related petroleum products and services to marine, commercial, industrial and automotive customers operating predominately on the West Coast of the United States.

The estimated fair market values of the assets acquired and liabilities assumed in the acquisition of Pecos are as follows:

Current assets, net of cash acquired	$135,220
Property and equipment	30,168
Other assets	3,702
Identified intangibles	31,400
Goodwill	40,041

Total assets acquired	240,531
Current liabilities assumed	67,179
Deferred income taxes	12,111
Other liabilities assumed	3,888

Total liabilities assumed	83,178

Estimated fair value of Pecos acquisition	$157,353

Identified intangibles include: customer relationships of $29,320 which are being amortized over 10 years, non-compete agreements of $933 which are being amortized over periods ranging from 2 to 5 years and the

SPI Petroleum, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

General Petroleum trade name of $1,147 which has been assigned an indefinite life and will be subject to impairment testing.

The aggregate purchase price was determined using various valuation methods. The Company has recorded goodwill of $40,041 as a result of the preliminary allocation of the purchase price. Due to the recent date of the Pecos acquisition, this allocation is subject to adjustment.

Canyon.  On September 18, 2006, the Company acquired all of the common stock of Canyon for approximately $39,452. The consideration included the purchase of the common stock of Canyon for $33,887, $2,470 to retire the outstanding debt of Canyon and expenses related to the transaction of $3,095. Canyon supplies fuels, lubricants and related petroleum products and services to commercial, industrial and automotive customers operating primarily in Southwest of the United States.

The estimated fair market values of the assets acquired and liabilities assumed in the acquisition of Canyon are as follows:

Current assets, net of cash acquired	$35,405
Property and equipment	7,249
Other assets	10
Identified intangibles	12,026
Goodwill	15,484

Total assets acquired	70,174
Current liabilities assumed	22,483
Deferred income taxes	5,950
Other liabilities assumed	2,289

Estimated fair value	$39,452

Identified intangibles include: customer relationships of $11,524 which are being amortized over 6 years, non-compete agreements of $204 which are being amortized over one year and the Canyon State Oil trade name of $298 which has been assigned an indefinite life and will be subject to impairment testing.

The aggregate purchase price was determined using various valuation methods. The Company has recorded goodwill of $15,484 as a result of the preliminary allocation of the purchase price. Due to the recent date of the Canyon acquisition, this allocation is subject to adjustment.

Transport Services.  On October 24, 2006, SPI purchased certain assets of Transport Services of Oklahoma, Inc., a fuel transportation company. The purchase price was $637 which was allocated as follows: $434 to property and equipment, $25 to intangible assets and $178 to goodwill.

Pro Forma Information.  SPI has accounted for the Pecos and Canyon acquisitions as purchase transactions; accordingly, the results of operations of Pecos and Canyon since September 18, 2006 have been included in the condensed consolidated statement of operations for the nine months ended March 31, 2007. Had these acquisitions been completed as of the beginning of each of the nine month periods ended March 31, 2006 and 2007, pro forma revenues and net income would have been as follows:

	March 31,
	2006	2007

Revenues	$2,220,897	$2,490,649
Net income	10,685	16,002

The above pro forma information is not necessarily indicative of the results of operations had the acquisitions actually occurred at the beginning of each of these periods nor is it necessarily indicative of future periods.

SPI Petroleum, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

3.	Inventories

Inventories by major category are as follows:

	June 30,	March 31,
	2006	2007

Diesel	$6,792	$17,578
Gasoline	463	2,604
Lubricants and other petroleum products	5,960	30,817

	$13,215	$50,999

4.	Assets Held for Sale

SPI has initiated a plan to sell certain operations acquired in its acquisition of Pecos. The condensed consolidated statement of operations for the nine months ended March 31, 2007 includes revenue of $30,569 and an operating loss of $429 related to these operations.

5.	Property and Equipment

The Company’s investment in property and equipment is summarized as follows:

	June 30,	March 31,
	2006	2007

Land	$272	$575
Buildings and leasehold improvements	230	8,055
Office equipment	2,152	4,910
Transportation equipment	12,038	31,617
Tanks and other equipment	8,867	25,898

	23,559	71,055
Less accumulated depreciation	8,449	16,694

	15,110	54,361
Construction in progress	2,190	1,988

Property and equipment, net	$17,300	$56,349

6.	Goodwill and Other Intangible Assets

The change in the carrying amount of goodwill for the nine months ended March 31, 2007 is summarized below:

Balance at June 30, 2006	$22,081
Acquisitions
Pecos	40,041
Canyon	15,484
Hartney	2,764
Transport Services	178
Goodwill of consolidated affiliate (see note 9)	850

Balance at March 31, 2007	$81,398

SPI Petroleum, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

In March 2007, the Company paid additional consideration of $2,764 related to its purchase of the Hartney Companies. This additional consideration was recorded as goodwill.

Other intangible assets consisted of the following:

							Weighted
	June 30, 2006			March 31, 2007			Average Life
	Gross		Net	Gross		Net	at March 31,
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying	2007
	Amount	Amortization	Amount	Amount	Amortization	Amount	(Years)

Intangible assets with determinable lives:
Customer relationships	$28,030	$(2,472)	$25,558	$68,874	$(6,310)	$62,564	10.7
Customers under contract	1,230	(577)	653	1,230	(1,230)	—	1.0
Trade name	6,000	(844)	5,156	6,000	(1,125)	4,875	16.0
Proprietary technology	600	(270)	330	600	(360)	240	5.0
Non-compete agreements	675	(130)	545	1,837	(520)	1,317	2.7

	36,535	(4,293)	32,242	78,541	(9,545)	68,996
Intangible assets with indefinite lives
Trade names	532	—	532	1,977	—	1,977

	$37,067	$(4,293)	$32,774	$80,518	$(9,545)	$70,973

The estimated amortization expense for each of the succeeding five years is as follows: $7.4 million for 2008, $7.2 million for 2009, $7.0 million for 2010, $6.9 million for 2011 and $6.8 million for 2012.

7.	Financial Instruments

The Company seeks to reduce its exposure to changes in fuel prices, which are subject to significant and volatile fluctuation, by entering into New York Mercantile Exchange (“NYMEX”) and over-the-counter (“OTC”) energy derivative contracts. Additionally, the Company mitigates exposure to unfavorable changes in interest rates by entering into rate swap agreements. The Company’s use of derivatives is governed by its hedging policy (the “Policy”), as approved by its board of managers. The Policy prohibits use of derivatives for speculation.

NYMEX heating oil has historically provided a highly effective hedge of diesel fuel prices. In the 2006 fiscal year, several unusual events affected this relationship. These included major hurricanes in the United States Gulf Coast region, preparations for the phase-in of a new product and ultra low sulphur diesel. This confluence of events created substantial basis volatility. Management initially believed that the long-term correlation between heating oil and diesel would resume; however, regional pricing relationships have remained extremely unpredictable. Management believes the correlation provides a valid economic hedge; however, such hedges can no longer reasonably be expected to be “highly effective” as defined by FAS 133. Therefore, no energy derivative contracts in place as of March 31, 2007 were designated as cash flow or fair value hedges under FAS 133. All energy derivative contracts were recorded at fair value at this date and changes were recognized in current earnings. The Company recognized an unrealized loss of $1,218 on energy derivative contracts for the nine months ended March 31, 2007. The following table summarizes the Company’s energy derivative contracts as of March 31, 2007:

	Fixed	Other Sales	Inventory
	Price Sales	Contracts	Hedges

Contract diesel volumes (gallons)	17,388	30,450	(5,880)
Weighted average fixed price per gallon	$1.88	$1.92	$1.78
Fair value	$1,124	$759	$(585)

Cash flow hedges.  As of March 31, 2006, all NYMEX contracts purchased to hedge fixed price sales agreements were designated as cash flow hedges under FAS 133. The Company recognized income of $1,049 for the nine months ended March 31, 2006 as a result of ineffectiveness of cash flow hedges.

SPI Petroleum, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

The following table summarizes the Company’s cash flow hedges at March 31, 2006:

Contract diesel volumes (gallons)	12,138
Weighted average fixed price per gallon	$1.7138
Fair value	2,662

Inventory hedges.  The Company is exposed to changes in fuel prices, which are subject to significant and volatile fluctuation, through ownership of its fuel inventory. The Company attempts to mitigate this risk by selling NYMEX heating oil futures contracts. These contracts are not formally designated under FAS 133. For inventory hedges, the Company recognized expense of $42 and $585 in earnings for the nine months ended March 31, 2006 and 2007, respectively.

Interest rate swaps.  As of March 31, 2007, the Company is party to interest rate swaps which fixes the variable portion of the Company’s interest rate on the following portions of its long-term debt:

•	$20,000 at a fixed rate of 4.135% for a term ending April 9, 2009,

•	$115,000 at a fixed rate of 5.145% for a term ending October 25, 2009, and

•	$50,000 at a fixed rate of 5.208% for a term ending October 25, 2009.

As of March 31, 2006, only the $20,000, 4.135% swap was in effect.

The fair value of interest rate swaps is recorded as an asset or liability with the offset to accumulated other comprehensive income (“AOCI”), net of taxes. As of June 30, 2006 and March 31, 2007, the fair value of rate swaps was $693 and $33, respectively, which is included in other assets in the accompanying condensed consolidated balance sheets. At March 31, 2007, the company expected to reclassify $17 from AOCI to interest expense during the next 12 months in conjunction with payments on the designated floating rate debt.

8.	Long-Term Debt

Long-term debt consisted of the following:

	June 30,	March 31,
	2006	2007

Senior secured term loan due 2013	$—	$153,838
Senior secured revolving loan due 2011	—	97,729
Senior secured credit facility due 2009	78,065	—
Notes payable to financial institutions	6,366	3,198
Subordinated notes	12,210	—

	96,641	254,765
Less: current portion	1,571	2,214

	$95,070	$252,551

On September 18, 2006, the Company refinanced its credit facility due 2009 with a $185,000 revolving credit agreement (the “Revolver”) and a $155,000 term loan agreement (the “Term Loan”). The Revolver, which was increased to $235,000 on May 1, 2007, matures on September 18, 2011 and bears interest at a variable rate of LIBOR plus an applicable percentage based on the current fixed coverage charge ratio (effective rate of 6.82% at March 31, 2007), as defined. The Company also pays a commitment fee the on the Revolver’s unused balance. The Revolver is collateralized by accounts receivable and inventories. The Term Loan matures on June 30, 2013 and bears interest at a variable LIBOR rate plus 4.5% (effective rate of 9.82% at March 31, 2007). The Term Loan is payable in quarterly installments of $388 plus interest and four quarterly balloon payments during the last year of the term each in the amount of $36,425 plus interest. In

SPI Petroleum, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

addition to the scheduled principal payments, the Term Loan requires the Company to apply 75% of its excess cash flows, as defined, to the outstanding balance of the Term Loan. The Term Loan is collateralized by all of the Company’s assets other than accounts receivable and inventories.

The debt issuance costs incurred related the Revolver and Term Loan totaled $6,480. This cost has been deferred and is being amortized over the terms of the Revolver and Term Loan on a straight-line basis, which does not differ significantly from the effective interest method. Unamortized debt issuance costs of $1,008 related to the credit facility due 2009 have been expensed and are reported as loss on the extinguishment of debt in the condensed consolidated statement of operations for the nine months ended March 31, 2007.

The Revolver and Term Loan require the Company to maintain interest rate protection on at least 40% of the total amount of outstanding funded debt. At March 31, 2007, the Company had effectively fixed the variable portion of the interest rate on $185,000 of the borrowings under the Revolver and Term Loan.

The Revolver and Term Loan require the Company to meet certain financial covenants and contain customary restrictive covenants which include covenants that limit the ability to incur additional debt, create liens, dispose of property, pay dividends and make capital expenditures exceeding certain amounts, among others. As of March 31, 2007, the Company was in compliance with the financial and non-financial covenants of the Revolver and Term Loan.

The schedule of principal payments on long-term debt is as follows:

From April 1, 2007 through June 30, 2007	$590
Year Ending June 30,
2008	2,164
2009	2,049
2010	2,012
2011	99,686
2012	1,659
Thereafter	146,605

Total	$254,765

9.	Minority Interest

In September 2006, in connection with its purchase of Canyon, SPI purchased a 50% interest in Canyon State Oil Company of Colorado, LLC (“CSOC”). SPI has consolidated CSOC pursuant to FIN 46, as revised, Consolidation of Variable Interest Entities and reports the 50% interest owned by the other investor as minority interest. In addition, redeemable preferred stock issued by a subsidiary of Pecos is reported as minority interest. Minority interest as reported in the condensed consolidated balance sheet at March 31, 2007 is summarized as follows:

Minority ownership in CSOC	$1,304
Preferred stock of Balboa Overseas Investment Corporation	775

$2,079

10.	Members’ Equity

On September 18, 2006 SPI and its members executed a recapitalization agreement and an amended and restated LLC Agreement pursuant to which all senior preferred, junior preferred and common units were converted into newly created Class A Units. Holders of these Class A Units, however, have different distribution preferences, as defined in the LLC Agreement.

SPI Petroleum, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

Capital contributions during the nine months ended March 31, 2007 totaled $32,062, net of expenses related to the recapitalization. These capital contributions were primarily used in the financing of the Pecos and Canyon acquisitions.

11.	Share Based Payments

The Company adopted SFAS 123R, Share-Based Payments, on July 1, 2006. Accordingly, the Company measures the cost of employee services received in exchange for an award of equity based on the fair value of the award at the grant date rather than its intrinsic value, the method used by the Company prior to its adoption of SFAS 123R.

Upon adoption of SFAS 123R on July 1, 2006, there was no significant impact to the Company’s financial statements; however, in September 2006, the Company issued 26,873 Class A Units and recorded $342 of related compensation for the nine months ended March 31, 2007. Also, in September 2006, the Company modified grants of 85,794 Class A Units issued to certain employees prior to July 1, 2006 and recorded $1,874 of related compensation expense for the nine months ended March 31, 2007. Compensation expense was determined based on the fair value of the newly issued units at the date of grant and the vesting period of the grants. Compensation expense for the modified units was based on the difference between the fair value of the units prior to the modification and their fair value after the modification. Compensation expense associated with the modified units that had vested as of the modification date was recognized at that date. Compensation expense for the unvested modified units is being recognized over the remaining vesting period. Fair value was determined using the methodology outlined by the American Institute of Certified Public Accountants in its practice aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. This methodology included:

•	Estimating the fair value of SPI as of September 2006 by discounting estimated cash flows at a rate commensurate with the relevant risk associated with the cash flows and the time value of money. Incorporated in the valuation analysis is a discount to reflect the lack of marketability and control inherent in the units.

•	Allocating SPI’s fair value to its debt and equity holders through a series of call options on SPI’s fair value.

•	Determining the portion of SPI’s value specifically attributed to each grant.

As part of the non-contemporaneous valuation, the Black-Scholes option pricing model was used to estimate the value of the call options on SPI’s value. The assumptions listed below were made in applying this option pricing model.

•	The underlying security price for the options was assumed to be SPI’s value as determined by discounting its cash flows.

•	The exercise prices of the options were based on the amounts to which each equity class would be entitled if a liquidation event were to occur.

•	The terms of the options were based on assumptions of various liquidation dates which ranged from 1 to 3 1/2 years and were weighted on the likelihood of the assumed liquidation occurring.

•	Volatility was based on the historical volatilities of comparable companies and ranged from 35.7% to 42.9%.

•	Risk-free rates were based on US Treasury Strips which corresponded with the assumed terms of the options and ranged from 4.8% to 5.04%.

SPI Petroleum, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

12.	Other Comprehensive Income

Other comprehensive income consists primarily of unrealized gains and losses on changes in the fair value of interest rate swaps and energy derivative contracts, net of income tax effects. Total comprehensive income for the nine months ended March 31, 2006 and 2007 was $7,933 and $14,118, respectively.

13.	Related Party Transactions

The Company sells fuel to a company owned by a member and a company owned by an immediate family member of a member. During the nine months ended March 31, 2006 and 2007, such sales amounted to approximately $3,839 and $5,109, respectively. During the nine months ended March 31, 2007, the Company purchased technology services from a company partially owned by a member and degreaser products for resale from a company owned by an immediate family member of a member. Such purchases totaled $272.

The Company has a professional services agreement with certain of its members. The condensed consolidated statements of operations for the nine months ended March 31, 2006 and 2007 include management fees of $562 and $997, respectively, incurred pursuant to this agreement. In addition, the Company incurred fees of $10,869 related to services provided by these members related to the Pecos and Canyon acquisitions, the refinancing of the Company’s debt and its recapitalization. These fees were recorded as follows: $5,598 was recorded as investment in subsidiaries, $2,635 as debt issuance cost and $2,635 as a reduction of members’ equity. One member has deferred payment of its portion of the fees it earned in the nine months ended March 31, 2007, which totaled $3,891 and have been reported in other liabilities in the condensed consolidated balance sheet at March 31, 2007.

The Company leases warehouses and offices from unconsolidated affiliated entities which amounted to $186 and $839 for the nine months ended March 31, 2006 and 2007, respectively.

Certain members of the Company’s management have guaranteed the payment of notes payable to the Company in the amount of $1,259. These notes are included in other receivables in the condensed consolidated balance sheet at March 31, 2007.

Certain members of the Company’s management own 7,750 redeemable preferred shares in the Company’s captive insurance company with a par value of $100 per share. The shares have a 5% annual dividend and are non-voting preference shares with a potential return of 100% on invested capital. At March 31, 2007, the captive insurance company had cash and cash equivalents on deposit totaling $1,803 and investments with a cost basis of $1,237 and fair market value of $1,239 with a financial institution that has an ownership interest in one of the Company’s financial sponsors.

SPI Petroleum, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

14.	Lease Commitments

The Company leases equipment and office and warehousing space under operating lease agreements. The following table summarizes the Company’s future minimum payments under non-cancellable operating lease agreements at March 31, 2007:

April 1-June 30, 2007	$1,645
Year ending June 30,
2008	6,560
2009	6,341
2010	5,564
2011	5,027
2012	4,090
Thereafter	15,108

$44,335

15.	Reportable Operating Segments

SPI is engaged in the marketing and distribution of refined petroleum products and provides logistics and energy management services to its customers in the United States and the Panama Canal. SPI has identified its operating segments based on management responsibility and has aggregated them into a single reportable segment as permitted by SFAS 131, Disclosure about Segments of an Enterprise and Related Information.

Revenue by product line is as follows:

	March 31,
	2006	2007

Diesel	$1,001,409	$1,940,044
Lubricants	24,580	149,507
Gasoline	24,962	91,496
Services	11,779	36,118

	$1,062,730	$2,217,165

Geographic information is as follows:

	March 31,
	2006	2007

Revenue:
United States	$1,062,730	$2,202,660
Panama Canal	—	14,505

	$1,062,730	$2,217,165

	June 30,	March 31,
	2006	2007

Property, Equipment, Intangible Assets and Goodwill:
United States	$72,155	$207,414
Panama Canal	—	1,306

	$72,155	$208,720

SPI Petroleum, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements — (Continued)

16.	Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in financial statements. This Interpretation includes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosures. The provisions of FIN 48 are is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48, if any, is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. The Company is currently evaluating the impact, if any, of adopting FIN 48 on its consolidated financial statements.

In September 2006 the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The provisions of SFAS 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The Company is currently evaluating the impact, if any, of adopting SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of adopting SFAS 159 on its consolidated financial statements.

In April 2007, the FASB issued FASB Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1). FSP FIN 39-1 clarifies that a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Adoption of FSP FIN 39-1 is not expected to have a material impact on the Company’s consolidated financial statements.

17.	Subsequent Events

On May 1, 2007, the Company acquired the stock of two West Virginia corporations, Petroleum Products, Inc. and Petroleum Transport, Inc (collectively “PPI”). The purchase price totaled approximately $39,000. PPI is a supplier of fuels, lubricants and related services to industrial and coal mining operations in the Central Appalachian regions and has annual sales of approximately $320,000.

One of the Company’s distribution partners sent a notice of cancellation on May 8, 2007 cancelling one of its material contracts. The contact contemplates an 18-month wind-down period. The Company is currently in negotiations with the distribution partner regarding this contract. The Company is currently evaluating related intangible assets of approximately $16 million.

Independent Auditor’s Report

To the Board of Directors
The Hartney Companies
Forest View, Illinois

We have audited the accompanying combined balance sheet of The Hartney Companies as of September 30, 2005, and the related combined statements of income, stockholders’ equity and cash flows for each of the two years in the period ended September 30, 2005. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hartney Companies as of September 30, 2005, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/  McGladrey & Pullen

Elkhart, Indiana
December 6, 2005

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

The Hartney Companies

Combined Balance Sheet
September 30, 2005

ASSETS
Current Assets
Cash	$4,701,308
Receivables:
Trade	27,948,348
Sales and excise tax refunds and rebates	2,011,137
Inventories	98,660
Deferred tax assets	26,800
Other	14,882

Total current assets	34,801,135
Property and Equipment, at depreciated cost	106,077
Deferred Tax Assets	1,100

$34,908,312

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable, stockholders	$3,025,004
Accounts payable	22,889,611
Accrued expenses:
Bonuses to officers	2,400,000
Sales and use taxes payable	1,836,455
Credit fees, stockholders	270,000
Income taxes	603,604
Other	233,941

Total current liabilities	31,258,615

Commitments and Contingencies
Stockholders’ Equity
Common stock	247,143
Retained earnings	3,447,204

3,694,347
Less cost of treasury stock	(44,650)

3,649,697

$34,908,312

See Notes to Financial Statements.

The Hartney Companies

Combined Statements Of Income
Years Ended September 30, 2004 and 2005

	2004	2005

Revenue	$418,836,163	$528,694,176
Cost of revenues	412,928,525	520,475,492

Gross profit	5,907,638	8,218,684
Operating expenses	5,081,476	4,646,401

Operating income	826,162	3,572,283

Nonoperating (income) expense:
Interest income	(2,038)	(5,862)
Interest expense and credit fees, stockholders	115,814	592,167
	113,776	586,305

Income before income taxes	712,386	2,985,978
Federal and state income taxes	46,800	626,189

Net income	$665,586	$2,359,789

See Notes to Financial Statements.

The Hartney Companies

Combined Statements Of Stockholders’ Equity
Years Ended September 30, 2004 and 2005

			Less Cost
	Common	Retained	of Treasury
	Stock	Earnings	Stock	Total

Balance, September 30, 2003	$247,143	$1,385,638	$(44,650)	$1,588,131
Net income	—	665,586	—	665,586
Dividends	—	(831,465)	—	(831,465)

Balance, September 30, 2004	247,143	1,219,759	(44,650)	1,422,252
Net income	—	2,359,789	—	2,359,789
Dividends	—	(132,344)	—	(132,344)

Balance, September 30, 2005	$247,143	$3,447,204	$(44,650)	$3,649,697

See Notes to Financial Statements.

The Hartney Companies

Combined Statements Of Cash Flows
Years Ended September 30, 2004 and 2005

	2004	2005

Cash Flows From Operating Activities
Net income	$665,586	$2,359,789
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,609	4,741
(Gain) on sale of property and equipment	—	(9,681)
Deferred income taxes	45,800	22,700
Change in assets and liabilities:
Decrease (increase) in:
Receivables:
Trade	(4,410,726)	(9,669,774)
Sales and excise tax refunds and rebates	(1,155,266)	(726,128)
Inventories	142,990	(98,660)
Other	1,000	2,300
Increase in:
Accounts payable	2,002,971	7,699,675
Accrued expenses	1,097,179	1,522,405

Net cash provided by (used in) operating activities	(1,608,857)	1,107,367

Cash Flows From Investing Activities
Proceeds from sale of property and equipment	—	9,681
Purchase of property and equipment	—	(60,582)

Net cash (used in) investing activities	—	(50,901)

Cash Flows From Financing Activities
Net borrowings on notes payable, stockholders	112,568	317,285

Increase (decrease) in cash	(1,496,289)	1,373,751
Cash, beginning	4,823,846	3,327,557

Cash, ending	$3,327,557	$4,701,308

See Notes to Financial Statements.

The Hartney Companies

Notes To Financial Statements

Note 1.	Nature of Business, Principles of Combination, Use of Estimates, and Significant Accounting Policies

Nature of business:

Hartney Fuel Oil Co. (“Hartney”) sells refined fuel products to a variety of transportation customers located primarily in the Midwest generally on terms ranging from net 10 to net 30.

Petroleum Supply Company, Inc. (“Petroleum”) purchases refined fuel products from third parties and sells exclusively to Hartney.

Energy Transport, Inc. (“Energy”) provides transportation services for refined fuel products sold by Hartney and others.

Hartney Brothers, Inc. (“Brothers”) owns and leases delivery trucks and trailers to Energy.

Principles of combination:

The combined financial statements include the accounts of Hartney, Petroleum, Energy and Brothers. All significant intercompany accounts and transactions have been eliminated in the combination. Hartney, Petroleum, Energy and Brothers are collectively referred to as “the Companies.”

The Companies are 100 percent owned by the Hartney Family and are combined based on common ownership.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies:

Cash:

The Companies have cash on deposit in financial institutions which, at times, may be in excess of FDIC insurance limits.

Trade receivables:

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. The Companies do not have an allowance for doubtful accounts at September 30, 2005. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. In conjunction with the Company’s credit terms, trade receivables are considered to be past due if any portion of the receivable balance is outstanding for more than 30 days after the respective invoice date. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories:

Inventories, consisting of fuel and oil, are stated at the lower of cost (first-in, first-out) or market.

The Hartney Companies

Notes To Financial Statements — (Continued)

Depreciation:

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings and improvements	5 — 39
Trucks and equipment	5

Revenue recognition:

The Companies recognize revenue when the earnings process is substantially complete, risk of loss has passed to the customer through shipment under terms F.O.B. destination and it does not have obligations for future performance. Delivery income is recognized upon delivery of the fuel. Delivery expense is recorded as a component of cost of revenues.

Note 2.	Property and Equipment

Property and equipment at September 30, 2005 consists of the following:

Building and improvements	$376,384
Trucks and equipment	791,801

1,168,185
Less accumulated depreciation	1,062,108

$106,077

Note 3.	Pledged Assets, Line of Credit, and Long-Term Debt

Hartney has a line of credit with a bank totaling $9,500,000, which is used to support letters of credit. There were no borrowings at September 30, 2005. Letters of credit at September 30, 2005 totaled approximately $9,167,000 and were issued to satisfy suppliers’ credit policies. Borrowings against the line bear interest at prime (6.75% at September 30, 2005), are collateralized by substantially all of Hartney’s assets, guaranteed up to $800,000 by certain stockholders, are subject to certain financial covenants, and are due on demand. The agreement expires in September 2006.

Effective for the year ended September 30, 2005, the Companies have agreed to pay the stockholders approximately $270,000 for their guarantees of the Companies’ line of credit agreement. The payment is equal to approximately 3.00% of the issued letters of credit, has been accrued for in the accompanying September 30, 2005 balance sheet and has been included with interest expense in the related statement of income.

At September 30, 2005, the Companies have unsecured notes payable with their stockholders totaling $3,025,004. The notes bear interest at 14.0% and are due on demand. The interest rate was increased from 6.0% to 14.0% effective January 1, 2005. Interest expense to stockholders in the accompanying statements of income totaled approximately $116,000 and $322,000 at September 30, 2004 and 2005 respectively.

The Hartney Companies

Notes To Financial Statements — (Continued)

Note 4.	Common Stock

The composition of common stock at September 30, 2005 is as follows:

	Par Value	Authorized	Issued	Outstanding	Amount

Hartney	$10.00	100,000	29,900	24,670	$199,493
Petroleum	None	1,000	1,000	1,000	1,000
Energy	None	1,000	1,000	1,000	1,000
Brothers	None	1,000	1,000	1,000	1,000

					$202,493

Reflected on the accompanying balance sheets as follows:
Common stock					$247,143
Less cost of 5,230 shares of treasury stock					(44,650)

					$202,493

Note 5.	Income Taxes

Petroleum and Brothers, with the consent of their stockholders, have elected to have their income taxed under Section 1362 of the Internal Revenue Code and a similar section of the state tax laws which provide that, in lieu of corporation income taxes, the stockholders account for their proportionate shares of Petroleum and Brothers’ items of income, deduction, losses, and credits. Therefore, these statements do not include any provision for corporation income taxes, relating to these entities. Petroleum and Brothers generally make distributions for stockholders’ income taxes resulting from taxable income.

The provision for Hartney and Energy’s federal and state income taxes for the years ended September 30, 2004 and 2005 is composed of the following:

	2004	2005

Current:
Federal	$—	$483,107
State	1,000	120,382

	1,000	603,489

Deferred:
Federal	$30,500	$15,100
State	15,300	7,600

	45,800	22,700

	$46,800	$626,189

Federal	$30,500	$498,207
State	16,300	127,982

	$46,800	$626,189

The Hartney Companies

Notes To Financial Statements — (Continued)

The reconciliation of the provisions for income taxes for the years ended September 30, 2004 and 2005 is as follows:

	2004	2005

Computed statutory amount	$105,800	$1,015,200
Amounts related to Petroleum and Brothers	(75,100)	(438,300)
State taxes, net of federal tax effect	16,100	78,000
Graduated rates	—	(28,711)

	$46,800	$626,189

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Federal and state income taxes are the tax payable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The composition of the deferred tax assets in the accompanying combined balance sheets at September 30, 2005 is as follows:

Deferred tax assets:
Accrued vacation	$26,800
Net operating loss carryforwards	1,100

$27,900

Reflected on the accompanying balance sheets as follows:
Current deferred tax asset	$26,800
Long-term deferred tax asset	1,100

$27,900

At September 30, 2005, Energy had net operating loss carryforwards of approximately $5,000 available under provisions of the Internal Revenue Code to be applied against future federal and state taxable income. These carryforwards expire through 2023.

Note 6.	Major Customers

Net sales to customers comprising 10% or more of total net sales for the years ended September 2004 and 2005 and the related trade receivable balance at September 30, 2005, are approximately as follows:

	2004	2005
			Trade
			Accounts
	Net Sales	Net Sales	Receivable

Customer A	$77,300,000	$56,700,000	$779,000
Customer B	47,400,000	64,100,000	1,558,000
Customer C	*	46,000,000	4,783,000

*	Customer comprised less than 10% of total net sales for the year.

The Hartney Companies

Notes To Financial Statements — (Continued)

Note 7.	Lease Agreements

The Companies lease land from The Metropolitan Water Reclamation District of Greater Chicago and another third party on a month-to-month basis for approximately $2,500 per month. The rental expense included in the statements of income for the years ended September 30, 2004 and 2005 is approximately $40,900 and $29,400 respectively.

Note 8.	Discretionary Bonuses

Hartney pays discretionary bonuses to certain key employees. Total discretionary bonuses expensed during the years ended September 30, 2004 and 2005 were approximately $3,110,000 and $2,400,000 respectively.

Note 9.	Commitments and Contingencies

The Companies are aware of soil pollution on a portion of the facilities it leases. The Companies believe the liability, if any, arising from this condition is the responsibility of the owners of an adjacent property and previous tenants. The Company does not believe it will incur any significant obligation in this matter.

The Internal Revenue Service (“IRS”) is currently conducting a field audit of Hartney’s 2004 federal income tax return. While the IRS audit has not yet been completed, Hartney does not believe it will incur any significant obligations in this matter.

Hartney will enter into purchase agreements to acquire a contracted number of gallons of fuel at a price that fluctuates with market rates to satisfy a corresponding sales contract with a customer to supply a similar number of gallons of fuel at a price per gallon that fluctuates with market rates; for the same duration of time. As a result, Hartney places itself in a fixed margin position relating to these long-term commitments which typically span for a period of a few months to as long as two years. At September 30, 2005, Harney has committed to purchase approximately 271,000,000 gallons of fuel to fulfill corresponding sales supply commitments. The number of gallons purchased under these commitments can be increased within defined parameters at Hartney’s sole discretion.

Note 10.	Cash Flows Information

Supplemental information relative to the statements of cash flows for the years ended September 30, 2004 and 2005 is as follows:

	2004	2005

Supplemental disclosures of cash flows information:
Cash payments for:
Interest	$115,814	$322,167

Income taxes	$1,000	$—

Supplemental schedule of noncash financing activities:
Dividends accrued, but not paid	$831,465	$132,344

Note 11.	Subsequent Event

Subsequent to September 30, 2005, the Companies entered into an agreement with a third party to sell 100% of the Hartney family interests.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of
Pecos, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Pecos, Inc. and its subsidiaries as of September 17, 2006 and September 30, 2005, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for the period from October 1, 2005 to September 17, 2006 and for the years ended September 30, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pecos, Inc. and its subsidiaries as of September 17, 2006 and September 30, 2005, and the results of their operations and their cash flows for the period from October 1, 2005 to September 17, 2006 and for the years ended September 30, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 12 to the consolidated financial statements, the Company has restated the consolidated financial statements for the year ended September 30, 2005.

/s/  WINDES & McCLAUGHRY ACCOUNTANCY CORPORATION

Long Beach, California
August 12, 2007

PECOS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	September 17,
	2005	2006
	(Restated)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,203,665	$1,187,324
Marketable securities	—	1,002,153
Trade accounts receivable, net of allowance for doubtful accounts of $1,484,000 — 2006 and $1,405,000 — 2005	65,896,981	104,486,521
Receivables from employees, related entities, and stockholders	3,651,719	8,486,665
Inventories	9,305,480	14,930,999
Income taxes receivable	1,016,799	1,589,492
Prepaid and other current assets	1,341,519	3,433,611
Other receivables, current portion	1,722,716	2,643,700
Deferred income taxes	1,067,005	2,676,601

	86,205,884	140,437,066

PROPERTY AND EQUIPMENT, net	15,726,317	25,140,119

OTHER ASSETS
Other receivables, net of current portion	1,152,670	1,767,436
Goodwill	2,952,208	3,077,208
Intangible assets, net	360,000	5,002,792
Other assets	854,782	734,521

	5,319,660	10,581,957

TOTAL ASSETS	$107,251,861	$176,159,142

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank overdraft	$—	$6,300,564
Accounts payable	31,829,306	49,726,061
Accrued expenses and other current liabilities	4,815,967	7,367,932
Short-term borrowings	34,225,000	73,450,000
Unearned stock compensation	493,109	3,136,475
Income taxes payable	716,405	48,249
Long-term debt, current portion	3,638,381	6,365,606

	75,718,168	146,394,887

NONCURRENT LIABILITIES
Long-term debt, net of current portion	5,845,460	1,319,308
Other noncurrent liabilities	—	23,811
Deferred income taxes	1,477,276	2,010,686

	7,322,736	3,353,805

COMMITMENTS (Notes 9, 16, 17 and 19)
MINORITY INTERESTS		775,000

STOCKHOLDERS’ EQUITY
Preferred stock, $100 par value, authorized 100,000 shares, issued and outstanding 7,750 shares — 2006 Common stock, $0.01 par value, authorized 10,000,000 shares, issued and outstanding 1,066,116 shares — 2006 and 1,192,116 shares — 2005	11,376	10,531
Additional paid-in capital	5,172,129	4,926,783
Retained earnings	19,027,452	20,697,810
Accumulated other comprehensive income	—	326

Total Stockholders’ Equity	24,210,957	25,635,450

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$107,251,861	$176,159,142

The accompanying notes are an integral part of these consolidated statements.

PECOS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
AND COMPREHENSIVE INCOME

	For the	For the	For the
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 17,
	2004	2005	2006

REVENUE
Product sales	$287,247,831	$429,720,816	$675,063,949
Transportation income	12,416,019	17,243,527	20,335,611
Commission and other income	1,278,917	1,994,043	3,400,505

	300,942,767	448,958,386	698,800,065

COST OF SALES	264,446,241	401,371,030	633,529,687

GROSS PROFIT	36,496,526	47,587,356	65,270,378

OPERATING EXPENSES
Other direct operating expenses	19,723,215	21,541,956	29,353,278
Transportation expenses	2,678,996	4,314,532	6,181,691
Marketing expenses	1,013,240	1,460,113	1,888,707
General and administrative expenses	3,127,434	7,340,078	11,539,061
Depreciation and amortization	2,260,926	2,921,175	4,452,419

	28,803,811	37,577,854	53,415,156

INCOME FROM OPERATIONS	7,692,715	10,009,502	11,855,222

OTHER INCOME (EXPENSE)
Interest expense	(654,631)	(1,378,746)	(4,528,605)
Other income, net	320,902	275,369	462,371

	(333,729)	(1,103,377)	(4,066,234)

INCOME BEFORE INCOME TAXES	7,358,986	8,906,125	7,788,988
PROVISION FOR INCOME TAXES	2,444,122	3,241,841	2,139,821

NET INCOME	4,914,864	5,664,284	5,649,167
OTHER COMPREHENSIVE INCOME
Unrealized gains on marketable securities	—	—	326

COMPREHENSIVE INCOME	$4,914,864	$5,664,284	$5,649,493

The accompanying notes are an integral part of these consolidated statements.

PECOS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM OCTOBER 1, 2005 TO SEPTEMBER 17, 2006
AND FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

					Accumulated
					Other
			Additional		Compre-
	Outstanding		Paid-in	Retained	hensive
	Shares	Amount	Capital	Earnings	Earnings	Total

BALANCE AT OCTOBER 1, 2003	1,189,990	$11,900	$4,254,995	$10,674,691	$—	$14,941,586
ISSUANCE OF COMMON STOCK	29,350	294	353,648	—	—	353,942
ISSUANCE OF STOCK TO EMPLOYEE STOCK OWNERSHIP PLAN	18,968	189	398,140	—	—	398,329
REDEMPTION OF COMMON STOCK	(104,819)	(1,048)	(326,262)	(1,872,426)	—	(2,199,736)
NET INCOME	—	—	—	4,914,864	—	4,914,864

BALANCE AT SEPTEMBER 30, 2004	1,133,489	11,335	4,680,521	13,717,129	—	18,408,985
ISSUANCE OF COMMON STOCK	8,000	80	118,170	—		118,250
STOCK OPTION COMPENSATION	—	—	157,130	—	—	157,130
ISSUANCE OF RESTRICTED STOCK, AS RESTATED (Note 12)	54,500	—	—	—	—	—
ISSUANCE OF STOCK TO EMPLOYEE STOCK OWNERSHIP PLAN	13,373	133	475,260	—	—	475,393
REDEMPTION OF COMMON STOCK	(17,246)	(172)	(258,952)	(353,961)	—	(613,085)
NET INCOME	—	—	—	5,664,284	—	5,664,284

BALANCE AT SEPTEMBER 30, 2005, AS RESTATED	1,192,116	11,376	5,172,129	19,027,452	—	24,210,957
REDEMPTION OF COMMON STOCK	(84,500)	(845)	(245,346)	(3,978,809)	—	(4,225,000)
CANCELLATION OF RESTRICTED STOCK	(41,500)	—	—	—	—	—
NET INCOME	—	—	—	5,649,167	—	5,649,167
OTHER COMPREHENSIVE INCOME	—	—	—	—	326	326

BALANCE AT SEPTEMBER 17, 2006	1,066,166	$10,531	$4,926,783	$20,697,810	$326	$25,635,450

The accompanying notes are an integral part of these consolidated statements.

PECOS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	For The	For The	For The
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 17,
	2004	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,914,864	$5,664,284	$5,649,167
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,260,926	2,921,175	4,452,419
Noncash stock compensation	—	650,239	2,643,366
Noncash pension contribution	398,329	475,393	—
Change in deferred income taxes	(56,528)	(403,691)	(1,076,186)
(Gain) loss on sale of assets	(320,420)	(30,938)	21,784
Change in operating assets and liabilities net of the effects of acquisition:
(Increase) decrease in:
Trade accounts receivable	(6,587,911)	(26,864,266)	(19,176,124)
Inventories	(3,018,642)	(1,314,273)	(109,126)
Taxes and other receivables	2,847,793	(1,838,333)	(987,678)
Prepaid and other assets	181,477	(889,081)	(807,209)
Increase (decrease) in:
Accounts payable	5,007,789	7,963,542	4,744,485
Accrued expenses and other liabilities	449,248	1,076,761	(9,625,053)

Net Cash Provided By (Used In) Operating Activities	6,076,925	(12,589,188)	(14,270,155)

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to stockholders receivable	(405,862)	(3,426,857)	(5,178,506)
Collections from stockholders receivable	—	531,978	—
Purchase of marketable securities	—	—	(1,001,827)
Purchase of property and equipment	(1,902,138)	(2,881,033)	(7,681,712)
Proceeds from sale of assets	1,107,754	56,872	36,770
Purchase of assets of C.L. Bryant	—	—	(1,210,300)

Net Cash Used In Investing Activities	(1,200,246)	(5,719,040)	(15,035,575)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in bank overdraft	—	—	6,300,564
Net change in short-term borrowings	(1,150,000)	18,140,365	30,001,820
Proceeds from long-term debt	57,000	6,000,000	—
Proceeds from issuance of preferred shares	—	—	775,000
Payments on long-term debt	(2,221,846)	(4,253,480)	(4,562,995)
Proceeds from issuance of common stock	310,965	78,850	—
Redemption of common stock	(2,199,736)	(613,085)	(4,225,000)

Net Cash Provided By (Used In) Financing Activities	(5,203,617)	19,352,650	28,289,389

NET CHANGE IN CASH AND CASH EQUIVALENTS	(326,938)	1,044,422	(1,016,341)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,486,181	1,159,243	2,203,665

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,159,243	$2,203,665	$1,187,324

The accompanying notes are an integral part of these consolidated statements.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004

NOTE 1 —	Summary of Significant Accounting Policies

Nature of Business Operations

Pecos, Inc. (Pecos) and subsidiaries (collectively, the Company), is a wholesaler and distributor of marine, automotive and commercial petroleum products. The Company sells its products primarily on the West Coast and East Coast of the United States through its facilities in California (Long Beach, Los Angeles, Rancho Dominguez, Ventura, Modesto, Sacramento, Fresno, Bakersfield, and San Francisco), Seattle, Washington, Rock Hill, South Carolina, and Balboa, Panama.

Principles of Consolidation

The consolidated financial statements include the accounts of Pecos and its wholly owned subsidiaries, General Petroleum Corporation, Rainier Petroleum Corporation, GP Atlantic, Inc., Sedro-Woolley Holdings Corporation, and Marine Oil Service de Panama S.A. (MOSSA), and its wholly owned subsidiary, Balboa Overseas Investment Corporation (Balboa). All intercompany transactions and balances have been eliminated in consolidation.

Balboa includes the accounts of its wholly owned subsidiary, Trinidad Insurance Group Ltd. (Trinidad).

As of January 27, 2006, Balboa contributed an initial capital of $750,000 to Trinidad Insurance Group Ltd., which was incorporated in accordance with the laws of the Cayman Islands on October 25, 2005 and holds an Unrestricted Class ‘B’ Insurer’s License under Section 4(2) of the Cayman Islands Insurance Law. The license allows Trinidad to transact insurance business, other than domestic business, from with the Cayman Islands.

Change of Ownership

At September 18, 2006, the Company was acquired by Maxum Petroleum, Inc. (MPI), formerly known as Global Petroleum, Inc. in a 100% stock acquisition. (See Note 21.)

Basis of Presentation

The accompanying consolidated financial statements have been prepared under the accrual basis of accounting, which generally records items under historical costs in accordance with accounting principles generally accepted in the United States of America. The financial statements are presented as of September 17, 2006 and for the period then ended due to the sale of the Company to MPI.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the consolidated financial statements. Estimates that are particularly significant, among others, include the Company’s revenue recognition policy, the valuation of the Company’s accounts receivable, the assessment of recoverability and the measurement of long-lived assets, valuation of the fair market value of stock options and appreciation rights for stock-based compensation, and the valuation of deferred tax assets.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments purchased with original maturities of three months or less. At September 30, 2005 and September 17, 2006, and throughout the

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

periods, the Company has maintained cash balances in excess of federally insured limits. Historically, the Company has not realized any losses from such concentration of risk.

Disclosures about Fair Value of Financial Instruments

The carrying amounts of cash equivalents, receivables, accounts payable, marketable securities, and accrued expenses approximate fair value because of the short-term maturities of these instruments. The carrying amounts of the Company’s notes receivable and long-term debt approximate fair value, because their interest rates are based on variable reference rates or rates currently available to the Company for instruments with similar terms.

Marketable Securities

The Company’s investments are considered to be “available for sale” and are recorded in the consolidated balance sheet at their fair market values. Fair market values are based on the last reported prices from independent securities brokers at September 17, 2006.

Any unrealized gains and losses, calculated by reference to the cost or amortized cost, as appropriate, are disclosed as accumulated other comprehensive income, a component of stockholders’ equity, in the consolidated balance sheet.

Realized gains and losses on disposal of investments are included in investment income on the consolidated statement of income and are derived using the specific identification method of determining the cost or amortized cost of the securities held.

Trade Accounts Receivable

Trade accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The Company performs ongoing credit evaluations of each customer’s financial condition, but does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors involving credit risk of customers, historical trends, and other information. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable.

Inventories

Inventories consists of diesel fuel and marine, automotive, commercial and industrial lubricants and are stated at the lower of cost (first-in, first-out) or market based on published price from the Oil Price Information System (OPIS).

Property and Equipment

Property and equipment items are stated at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred and major renewals and betterments are capitalized. Gains or losses on property and equipment are credited or charged to earnings when the related asset is either sold or disposed of.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

Long-Lived Assets

The Company tests long-lived assets, including property and equipment and identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment exists, then the excess of the carrying amount over the fair value of the long-lived assets will be charged to earnings at that time. Management believes that there is no impairment of long-lived assets at September 17, 2006. However, there can be no assurance that market conditions or demand for the Company’s products or services will continue in the future, which may cause impairment in the future.

Business Acquisitions

Business acquisitions are accounted for under the purchase method of accounting and the assets acquired and liabilities assumed are recorded at the fair value as of the acquisition dates. The operations of the acquired business are included in the accompanying financial statements commencing on the date of acquisition.

Goodwill

Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in the acquisition of General Petroleum Corporation, GP Atlantic, Inc., C.L. Bryant, and MOSSA. Goodwill is deemed to have an indefinite life and is not amortized, but rather tested at least annually for impairment. The goodwill impairment test has two steps. The first identifies potential impairment by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required. If the carrying value exceeds the fair value, the second step calculates the impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a write down is recorded. The Company performs a goodwill impairment test annually, and no impairment charge was found to be necessary.

Intangible Assets

Intangible assets consists of covenants not to compete, customer lists, and contractual arrangements which have estimable finite useful lives. The estimable finite useful lives are used as the basis for their amortization. The estimated useful lives of such assets are determined using a number of factors, including the demand for the asset, competition and the level of expenditure required to maintain the cash flows associated with the asset. Intangible assets are evaluated for impairment using a process similar to that used to evaluate other long-lived assets.

Provision for Outstanding Insurance Losses

Effective October 31, 2005, the Company assumed reinsurance of auto liability, general liability, and workers’ compensation risks from an unrelated insurance company based in the United States of America. The underlying policy is issued to the subsidiaries of Pecos. The limits of liability assumed by the Company are $500,000 for each auto liability, general liability and workers’ compensation, with a $2,000,000 annual aggregate limit.

The Company determines its provision for outstanding insurance losses reported on the basis of the losses reported by the Company’s ceding insurer. The Company provides for insurance losses incurred but not reported on the basis of the advice of an independent actuary.

In the opinion of management, these provisions are considered adequate to cover the estimated ultimate liability of losses incurred at the consolidated balance sheet date. Consistent with most companies with similar insurance operations, the Company’s provision for outstanding insurance losses, although supported by

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

actuarial projections, is ultimately based on management’s reasonable expectations of future events. It is reasonably possible that the expectations associated with these amounts could change in the near term (i.e. within one year) and that the effect of such changes could be material to the consolidated financial statements.

Revenue Recognition

Revenue is primarily generated from the sale of fuel and lubricants and service fees for the delivery of fuels and lubricants and is recognized when the significant risks and rewards of ownership and/or custody of the products have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs, or the possible return of goods.

Premium income from Trinidad, which is included in commissions and other income, is recognized as earned on a pro-rata basis over the periods of the underlying policies written and any unearned portion at the balance sheet date is transferred to unearned premiums.

Shipping and Handling Fees and Costs

In accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, the following income statement line items include transportation costs for the delivery of product in the amounts noted:

	For The	For The	For The
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 17,
	2004	2005	2006

Other direct operating costs	$8,591,479	$9,826,030	$14,004,147
Transportation expenses	$2,678,996	$4,314,532	$6,181,691

The Company includes freight costs associated with purchases and deliveries in cost of sales.

Stock-Based Compensation

The Company applies the Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees, intrinsic value accounting method for its stock-based compensation plans. Under APB No. 25, the Company records compensation expense based on the difference, if any, between the fair value of the Company’s common stock and the strike price on the date of grant.

On October 1, 2006, the Company will adopt SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise. The statement eliminates the ability to account for share-based compensation transactions, as the Company formerly did, using the intrinsic value method as prescribed by Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires that such transactions be accounted for using a fair-based method and recognized as expenses in its statements of operations.

The Company will adopt SFAS 123(R) using the prospective method, which requires the application of the accounting Standard as of October 1, 2006. Pursuant to SFAS 123(R), nonpublic entities that used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes under SFAS 123 shall apply this Standard prospectively to new awards and to awards modified, repurchased or cancelled after the effective adoption date of October 1, 2006. The Standard permits the Company to account for any portion of awards outstanding at the date of adoption using the principles originally applied to those awards. The adoption of this statement is not expected to have an immediate impact on the Company’s results of operations and financial position, since all options have been cancelled subsequent to September 17, 2006.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

Restricted Stock

In accordance with SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which require that an issuer classify certain financial instruments, with characteristics of both liabilities and equity as liabilities. Prior to SFAS 150, many of these freestanding financial instruments were classified as equity. The Company’s restricted stock awards are subject to mandatory redemption provisions, which impose unconditional obligations requiring the issuer to transfer assets or issue its equity shares. SFAS 150 requires an issuer to classify such financial instruments as liabilities.

In addition, FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, specifies that compensation should be measured at the end of each period as the amount by which the quoted market value of the shares of the Company’s stock covered by a grant exceeds the option price or value specified under the plan and should be accrued as a charge to expense over the periods the employee performs the related services. Changes in the quoted market value should be reflected as an adjustment of accrued compensation and compensation expense in the periods in which the changes occur until the date the number of shares and purchase price, if any, are both known. The Company has adopted the provisions of SFAS 150 and FIN 28 to the treatment of its restricted stock awards.

Environmental Costs

In accordance with SFAS 143, Accounting for Asset Retirement Obligations, costs associated with environmental compliance and preventing future contamination that are estimable and probable are accrued and expensed, or capitalized as appropriate. Expected remediation and monitoring costs relating to the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued and expensed in the period that such costs become estimable. Liabilities are recognized for remedial activities when they are probable and the remediation cost can be reasonably estimated. To the extent that it is considered possible that there are recoveries of environmental costs through insurance, indemnification arrangements or other sources, these recoveries would be included in other assets. Management has determined that there are no asset retirement obligations that need to be accrued or capitalized as of September 17, 2006.

Functional Currency

The financial statements of MOSSA are expressed in Balboas, the currency of the Republic of Panama, which is at par and freely exchangeable with US Dollars. The Republic of Panama does not issue paper currency; therefore, the US Dollar is used as the Company’s reported functional currency.

Reclassifications

Certain amounts in prior year consolidated financial statements have been reclassified for comparative purposes to conform with the current year presentation.

Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

Correction of an Error

In 2005, the Company included $89,680 of stock compensation expense in the consolidated financial statements of which $39,900 was for the year ended September 30, 2004 and $49,780 were for prior years, resulting in a total amount $157,130 (including $67,450 for stock compensation expense for the year ended September 30, 2005) being recorded during the year ended September 30, 2005 (see Note 14). Due to the immaterial impact to the consolidated financial statements for the years ended September 30, 2004 and 2005, a prior period adjustment was not made.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No 109 (FIN 48). This Interpretation prescribes a recognition threshold and measurement process for recording within the financial statements uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain tax positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of the adoption of FIN 48 on its financial statements and operating results.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact, if any, that the adoption of SFAS No. 157 will have on the consolidated financial statements.

In June 2006, the FASB ratified the EITF consensus on EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation). EITF Issue No. 06-3 states that the classification of taxes as gross or net is an accounting policy decision that is dependent on type of tax and that similar taxes are to be presented in a similar manner. EITF Issue No. 06-3 is effective for reporting periods beginning after December 15, 2006. The Company will adopt this consensus, effective January 1, 2007. The adoption is not expected to have a material impact on the Company’s results of operations, financial condition and liquidity.

In February 2007, the FASB issued SFAS No 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 expands the scope of specific types of assets and liabilities that an entity may carry at fair value on its statement of financial position and offers an irrevocable option to record the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. SFAS No 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, that SFAS No. 159 will have on the consolidated financial statements.

In May 2005, the FASB issued SFAS Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company is currently evaluating the impact, if any, that SFAS No. 154 will have on the consolidated financial statements.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 2 —	Business Acquisition

C.L. Bryant

In June 2006, the Company acquired selected assets and assumed selected liabilities of C.L. Bryant, Inc. and C. Bryant Transport, Inc. (C.L. Bryant). The basis for determining the value of the assets acquired and liabilities assumed are based on the fair value as determined by various methods including third-party appraisal for the property and equipment, historical and industry-specific method of allocating an amount to the customer list-based on the per-gallon rate of C.L. Bryant’s customers’ purchases; and actual amount received. The excess of the purchase price over the assets and liabilities acquired was accounted for as goodwill.

Assets acquired:
Trade accounts receivable	$19,413,416
Inventories	5,516,393
Prepaids and other assets	1,218,262
Other receivables	729,314
Property and equipment	5,972,386
Customer lists	4,605,308
Covenant not to compete	180,000
Contractual arrangements	122,412
Goodwill	125,000

37,882,491

Liabilities assumed:
Accounts payable and accrued expenses	24,684,943
Line of credit	9,223,180
Long-term debt	2,764,068

36,672,191

Payment for net assets acquired:
Cash	$1,210,300

Culp Petroleum

In April 2005, the Company acquired all assets and assumed selected liabilities of Culp Petroleum Inc., Culp Transport LLC, and RICOL Leasing, LLC (Culp Petroleum). The acquisition was accounted for as a purchase and, accordingly, Culp Petroleum’s results are included in the Company’s consolidated financial statements from the date of acquisition. The basis for determining the value of the assets acquired and liabilities assumed are based on the fair value as determined by various methods, including appraisal for the property and equipment, contractual arrangements and actual amount received. The excess of the purchase price over the assets and liabilities acquired was accounted for as goodwill.

Assets acquired:
Trade accounts receivable	$3,982,207
Inventories	459,205
Prepaids and other assets	143,645
Other receivables	638,464
Property and equipment	6,305,483
Covenant not to compete	400,000
Goodwill	1,300,000

13,229,004

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

Liabilities assumed:
Accounts payable and accrued expenses	4,891,037
Line of credit	3,934,635
Long-term debt	3,103,332

11,929,004

Payment for net assets acquired:
Notes payable issued	$1,300,000

Balboa Overseas Investment

On September 19, 2005, Marine Oil Service de Panama, S.A. formed a wholly owned subsidiary, Balboa. At that time, Marine Oil Service made an initial capital contribution into Balboa in the amount of $150,000. Balboa was incorporated in accordance with the laws of the Republic of Panama by means of the Public Deed No. 2,159 dated May 11, 2005. As of September 30, 2005, Balboa was still in its development stage and had no additional assets other than the initial contribution and no liabilities.

NOTE 3 —	Marketable Securities

The cost/amortized cost and fair market values of investments, which are available for sale, are as follows at September 17, 2006:

		Gross	Gross
	Cost/Amortized	Unrealized	Unrealized	Fair Market
	Cost	Gain	Loss	Value

Corporate debt securities	$606,634	$1,361	$(1,947)	$606,048
US agency and government debt securities	395,193	1,476	(564)	396,105

Total fixed income securities	$1,001,827	$2,837	$(2,511)	$1,002,153

Management has considered the nature and number of investments in an unrealized loss position, based on the cause of their impairment, the severity and duration of their impairment, and other relevant information available. Management believes that the impairments are temporary in nature and are not material to the financial statements.

The maturity distribution of marketable securities at September 17, 2006 is as follows:

	Cost/	Fair Market
	Amortized Cost	Value

From one to five years	$98,366	$98,140
From five to ten years	296,018	296,021
After ten years	607,443	607,992

	$1,001,827	$1,002,153

As indicated in Note 18, investments were used as security to partially support a letter of credit issued by the Company’s bank.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 4 —	Related Entities Transactions

Receivables from Employees, Related Entities, and Stockholders

The Company has, from time to time, loaned funds to employees and stockholders on a short-term basis. Interest was charged to employees and stockholders using the prime rate of interest for the period ended September 30, 2005 and September 17, 2006. There was approximately $1,625,000 and $5,924,000 outstanding as of September 30, 2005 and September 17, 2006, respectively.

At September 30, 2005 and September 17, 2006, the Company has advanced money to a vendor, which is partially owned by a stockholder of the Company, in the amount of approximately $2,027,000 and $2,563,000, respectively.

Trade Accounts Receivable and Payable

At September 17, 2006, the Company has outstanding accounts receivable from a related party in the amount of approximately $353,000. Total sales for the period ended September 17, 2006 was approximately $765,000.

At September 17, 2006, the Company had outstanding accounts payable to a related party in the amount of approximately $58,000. Total purchases for the period ended September 17, 2006 was approximately $499,000.

NOTE 5 —	Property and Equipment

Property and equipment consists of the following:

	September 30,	September 17,	Estimated
	2005	2006	Useful Lives

Building improvements	$1,799,159	$4,039,209	15-30 years
Equipment and fixtures	14,600,577	19,904,573	5-10 years
Transportation equipment	10,487,186	16,078,413	5-7 years
Marine vessels	2,314,282	2,970,540	10-20 years

	29,201,204	42,992,735
Less accumulated depreciation	(13,852,096)	(17,968,926)

	15,349,108	25,023,809
Land	62,495	62,495
Construction in progress	314,714	53,815

	$15,726,317	$25,140,119

During the period ended September 17, 2006 and September 30, 2005, $314,714 and $103,115, respectively, were capitalized from construction in progress. Depreciation expense for the years ended September 30, 2004 and 2005 and the period ended September 17, 2006 was approximately $2,261,000, $2,857,000 and $4,182,000, respectively.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 6 —	Goodwill

Goodwill activity consists of the following:

	For The	For The
	Year Ended	Period Ended
	September 30,	September 17,
	2005	2006

Balance as of beginning of period	$1,652,208	$2,952,208
Culp Petroleum	1,300,000
C.L. Bryant		125,000

Balance as of end of period	$2,952,208	$3,077,208

NOTE 7 —	Intangible Assets

The following summarizes the Company’s intangible assets as of September 30, 2005 and September 17, 2006, the amortization expenses recorded for the year ended September 30, 2005 and the period ended September 17, 2006, as well as the Company’s estimated amortization expense for the next five fiscal years and thereafter.

September 30, 2005

	Weighted	Gross		Net
	Average	Carrying	Accumulated	Carrying
	Life	Amount	Amortization	Amount

Covenants not to compete	5 years	$400,000	$40,000	$360,000

Amortization expense			$40,000

September 17, 2006

	Weighted	Gross		Net
	Average	Carrying	Accumulated	Carrying
	Life	Amount	Amortization	Amount

Covenants not to compete	5 years	$580,000	$127,611	$452,389
Customer lists	10 years	4,605,308	134,322	4,470,986
Contractual arrangements	11 months	122,412	42,995	79,417

		$5,307,720	$304,928	$5,002,792

Amortization expense			$264,928

Estimated amortization
2007	$679,526
2008	576,531
2009	576,531
2010	536,531
2011	484,531
Thereafter	2,149,142

$5,002,792

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 8 —	Short-Term Borrowings

The Company has a revolving line of credit secured by all company assets whereby it may borrow up to $73,000,000 at the bank’s prime rate (8.25% at September 17, 2006) plus 0.25% or the Eurodollar Rate (3.97% at September 17, 2006) plus 1.75%. Interest is payable monthly, with the final payment of principal and interest due April 1, 2008. The amount outstanding as of September 17, 2006 and September 30, 2005 is $72,950,000 and $33,925,000, respectively. The outstanding balance was paid off subsequent to September 17, 2006 due to the sale of the Company. (See Note 21.)

The Company also has an additional revolving line of credit for MOSSA secured by all company assets whereby it may borrow up to $500,000 at an annual interest rate at the bank’s prime rate (8.25% at September 17, 2006) or LIBOR (5.30% at September 17, 2006) plus 4.75%. Interest is payable monthly, with the final payment of principal and interest due April 1, 2008. The amount outstanding as of September 17, 2006 and September 30, 2005 is $500,000 and $300,000, respectively.

Borrowing on the lines of credit is based upon eligible accounts receivable and inventories as defined in the agreements. The credit agreements are guaranteed by a stockholder and contain various restrictive covenants and required financial reporting. At September 17, 2006, the Company was either in compliance or has received applicable waivers for all covenants.

NOTE 9 —	Provision for Outstanding Insurance Losses

The provision for outstanding insurance losses included in accrued expenses and other liabilities as of September 17, 2006 consists of:

Reported losses	$91,344
Losses incurred but not reported	454,237

$545,581

The provision for outstanding insurance losses is based upon the recommendations made by the Company’s independent consulting actuary. In their report dated November 2, 2006, they estimated that as of October 31, 2006 the ultimate loss on a gross undiscounted basis was $653,000 and, as of September 30, 2006, the ultimate loss on a gross undiscounted basis was $599,000. The ultimate loss on a gross undiscounted basis is within the range of 50% to 65% confidence levels. As of September 17, 2006, the Company estimated the gross expected ultimate provision for outstanding losses to be $574,640. The Company has recognized in the consolidated financial statements a provision for outstanding losses in the amount of $545,581.

Movement in the provision for outstanding insurance losses is summarized as follows for the period ended September 17, 2006:

Balance at beginning of period	$0
Losses incurred related to current period	574,640
Losses paid related to current period	(29,059)

Balance at end of period	$545,581

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 10 —	Long-Term Debt

Long-term debt consists of the following:

	September 30,	September 17,
	2005	2006

Note payable to a bank, due in monthly installments of $83,333 plus interest at an annual interest rate of 7.75%, paid in full subsequent to September 17, 2006 due to the sale of the Company (see Note 21)	$5,916,667	$4,916,667
Notes payable to ChevronTexaco Global Lubricants, payable at the various rates ranging from $0.10 to $0.40 per gallon, with final payments due through 2011	68,492	1,441,586
Unsecured notes payable, payable in monthly payments ranging from $8,499 to $10,259 including interest ranging from 7% to 9%, with the final payments due through February 2013	1,011,488	852,253
Notes payable to bank, secured by vehicles, payable in monthly installments ranging from $394 to $786, plus interest ranging from 4.9% to 8.25%, due through September 2010		66,978
Notes payable to a financial group, payable in monthly installments ranging from $5,125 to $6,808, plus interest ranging from 6.4% to 6.9%, due through December 2008		268,130
Note payable in monthly installments of $3,052, including interest of 5.20%, final payment in March 2009		118,973
Term notes payable, secured by equipment, payable in monthly installments of $41,667 plus interest at bank’s prime rate (6.75% at September 30, 2005) plus 0.75%, paid off in 2006	416,666
Note payable to a bank, due in monthly installments of $83,333 plus interest at the bank’s prime rate plus 0.75% or LIBOR (4.41% at September 30, 2005) plus 2.50%, paid off in 2006	1,000,000
Equipment lease, payable in monthly installments of $497, including interest of 6.0%, final payment July 2010		20,327
Note payable related to purchase of Culp Petroleum, due in monthly installments of $13,180 including interest of 8%, paid off in 2006	650,000
Notes payable, secured by vehicles, paid off in 2006	420,528

	9,483,841	7,684,914
Less current portion	(3,638,381)	(6,365,606)

	$5,845,460	$1,319,308

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

Maturities of long-term debt are as follows:

Year Ending
September 30,

2007	$6,365,606
2008	717,866
2009	276,572
2010	98,721
2011	88,978
Thereafter	137,171

$7,684,914

NOTE 11 —	Minority Interests

On January 25, 2006, the Board of Directors of MOSSA approved the issuance of 7,750 preferred shares with a par value of one hundred dollars as additional capital for Balboa. The shares have a 5% annual dividend.

All issued shares are fully paid. Preferred shares activity was as follows for the period ended September 17, 2006:

	Outstanding
	Shares	Amount

On issue at October 1, 2005		$0
Issuance of preferred shares	7,750	775,000

On issue at September 17, 2006	7,750	$775,000

NOTE 12 —	Prior Period Adjustment

During the year ended September 30, 2005, the Company issued restricted stock awards of 54,500 shares to certain key employees (see Note 14). As of September 30, 2005, the fair value of the restricted stock awards of 54,500 shares was $1,686,125, and the vested portion was $493,109. The transaction was originally recorded as an increase of $545 to common stock and $1,685,580 to additional paid-in capital and a decrease of $1,193,016 to unearned compensation, net of $493,109. However, these restricted stock awards are subject to mandatory redemption provisions. According to SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” mandatorily redeemable financial instruments that embody an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur, are required to be classified as liabilities and according to FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an interpretation of APB Opinions No. 15 and 25, compensation shall be accrued as a charge to expense over the period or periods the employee performs the related services. As a result, $493,109 of shares subject to mandatory redemption have been classified as a liability in the consolidated balance sheet at September 30, 2005. The 54,500 shares were issued and outstanding as of September 30, 2005.

Below is a summary of the effects of the restatement on the Company’s consolidated balance sheet as of September 30, 2005. The cumulative effect of the restatement relating to fiscal year 2005 is a decrease in additional paid-in capital of $1,685,580, a decrease in common stock of $545 and a reclass of unearned compensation from an equity to a liability account.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

	Consolidated Balance Sheet
	As Previously
	Reported	Adjustments	As Restated

Liability:
Unearned stock compensation		$493,109	$493,109
Equity:
Unearned stock compensation	$(1,193,016)	$1,193,016
Common stock	$11,921	$(545)	$11,376
Additional paid-in capital	$6,857,709	$(1,685,580)	$5,172,129

NOTE 13 —	Provision for Income Taxes

The following schedule indicates how the provision for income taxes varies from the expected tax rate:

	For The	For The	For The
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 17,
	2004	2005	2006

Expected provision for federal and state income taxes	$2,814,476	$3,466,137	$3,122,016
Tax effect of permanent differences for meals and entertainment and penalties	46,234	117,965	72,803
Foreign subsidiaries’ income not subject to tax	(288,231)	(393,019)	(935,012)
Other	(128,357)	50,758	(119,986)

Provision for income taxes	$2,444,122	$3,241,841	$2,139,821

Significant components of the provision for income taxes attributable to operations are as follows:

	For The	For The	For The
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 17,
	2004	2005	2006

Currently payable:
Federal	$2,028,601	$2,980,760	$2,483,394
State	472,049	664,772	732,613
Deferred taxes	(56,528)	(403,691)	(1,076,186)

Provision for income taxes	$2,444,122	$3,241,841	$2,139,821

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	September 30,	September 17,
	2005	2006

Deferred tax assets:
Accrued vacation and bonus	$286,079	$522,914
State taxes	283,576	241,381
Allowance for doubtful accounts	282,000	512,669
Allowance for inventory obsolescence		66,702
Net operating loss carryforward	236,479	185,085
Additional inventory costs	72,071	87,134
Unearned stock compensation	197,244	1,235,036
Other	(4,743)	(8,065)

	1,352,706	2,842,856

Deferred tax liabilities:
Depreciation and amortization	(1,762,977)	(2,176,941)

	(1,762,977)	(2,176,941)

	$(410,271)	$665,915

The Company has a federal net operating loss carryforward, which expires in 2019, of approximately $544,000 as of September 17, 2006.

Except for earnings that are currently distributed, no additional provision has been made for US or non-US income taxes on the undistributed earnings of the foreign subsidiary or for unrecognized deferred tax liabilities for temporary differences related to investments in the foreign subsidiary, as such earnings are expected to be permanently reinvested, or the investments are essentially permanent in duration.

NOTE 14 —	Equity Transactions

Incentive Stock Option Plan

The stockholders of the Company adopted an incentive stock option plan, designed to qualify under Section 422 of the Internal Revenue Code, to provide selected key employees with the opportunity to acquire equity ownership in the Company. Stock options are granted annually at 90% of the market price and 110% of the market price at the date of grant for key employees and key employees with greater than 10% stock ownership, respectively. The options are vested and exercisable immediately at date of grant and have a five-year contractual life. During the year ended September 30, 2005 and 2004, 19,000 options were granted for both years at the weighted-average price of $32 and $19, respectively, and the intrinsic value of the options was $67,450 and $39,900, respectively (see Note 1). No new options were granted during the period ended September 17, 2006. As of September 18, 2006, all outstanding stock options were cancelled and the plan was terminated in connection with the sale of the Company.

The Company accounts for options under APB 25. However, pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value for these options was estimated under the minimum value method at the date of grant with the following weighted-average assumptions for 2005: risk-free interest rates of 4.8%; dividend yields of 0%; volatility of 0%; and a weighted-average expected life of the option of five years. The pro forma net income was not materially different from the reported net income

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

The weighted-average exercise price of options outstanding for key employees in 2006 and 2005 was $20.10. There were no outstanding options for key employees with greater than 10% stock ownership during the period ended September 17, 2006.

Stock option activity was as follows:

	For The	For The	For The
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 17,
	2004	2005	2006

Outstanding, beginning of year	77,850	67,500	78,500
Granted	19,000	19,000
Exercised	(29,350)	(8,000)

Outstanding and exercisable, end of year	67,500	78,500	78,500	*

Range of exercise prices	$13.00-$18.90	$13.00-$32.00	$13.00-$32.00

*	All options were cancelled as of September 18, 2006 due to the sale of the Company to MPI.

The shares under option at September 30, 2005 and September 17, 2006 were in the following exercise price ranges:

	Options Outstanding
	Wtd. Avg.
	Exercise	Number of
Exercise Price Range	Price	Options
$13-$15	$13.00	9,500
$15.01-$17	$15.73	31,000
$17.01-$19	$18.90	19,000
$19.01 and over	$32.00	19,000

	$20.10	78,500

Restricted Stock

The Company issued restricted stock awards to certain key employees. The restricted stock awards issued provide that shares awarded may not be sold or otherwise transferred until restrictions have lapsed or performance objectives have been attained as established by management and have a cliff vesting period of up to three years. Upon termination of employment, shares upon which restrictions have not lapsed must be returned to the Company. Restricted stock granted under the plans totaled 54,500 shares. As of March 2006, 13,000 shares of the restricted stock awards were released from restriction. On September 13, 2006, by resolution of the Company’s board of directors, all unvested shares of restricted stock awards were cancelled and the plan was terminated. Those participating employees whose restricted holdings were cancelled were subsequently compensated for that cancellation through proceeds they received in the sale of the Company to MPI in the amount of approximately $3.1 million, which includes the value of the shares released from restriction. As a result, the unearned compensation remained a liability in the consolidated financial statements and is consistent with the provisions of SFAS 150 and FIN 28. The weighted-average fair value of restricted stock granted during the period ended September 17, 2006 was approximately $58 and during the year ended September 30, 2005 was approximately $36. Based on the vesting schedule and the weighted-average grant date fair value of the restricted stock, recorded compensation cost for the restricted stock plan totaled $493,109 and $2,643,366 for the year ended September 30, 2005 and for the period ended September 17, 2006, respectively. (See Note 21.)

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

	For The	For The
	Year Ended	Period Ended
	September 30,	September 17,
	2005	2006

Outstanding, beginning of year		54,500
Granted	54,500
Released		(13,000)
Cancelled		(41,500)

Outstanding and exercisable, end of year	54,500	None

Vested	13,871
Non vested	40,629

	54,500

Common Stock

During the period ended September 17, 2006, the Company redeemed and cancelled 84,500 shares of common stock. The shares were redeemed at $50 per share.

During the year ended September 30, 2005, the Company redeemed and cancelled 17,246 shares of common stock. The shares were redeemed at approximately $36 per share, which is based on a valuation of the Company as of September 30, 2004.

During the year ended September 30, 2005, options to purchase 8,000 shares were exercised at the weighted-average price of $14.7813. Three option holders financed a portion of their shares of stock through notes receivable in the amount of $39,400 and were paid off prior to and in conjunction with the sale of the Company.

During the year ended September 30, 2004, the Company redeemed and cancelled 104,819 shares of common stock. The shares were redeemed at approximately $21 per share, which is based on a valuation of the Company as of September 30, 2003.

During the year ended September 30, 2004, options to purchase 29,350 shares were exercised at the weighted-average price of $12.0593. Five option holders financed a portion of their shares of stock through notes receivable in the amount of $42,977 and were paid off prior to and in conjunction with the sale of the Company.

NOTE 15 —	Relationship with Major Suppliers

The Company has established long-standing relationships with most major suppliers in the industry. For the period ended September 17, 2006, five major suppliers provided approximately 55% of all products sold. For the year ended September 30, 2005, five major suppliers provided approximately 87% of all products sold.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

For the year ended September 30, 2004, seven major suppliers provided approximately 87% of all products sold. The products provided, as well as special agreements, are categorized below by class of trade:

•	Deep draft marine agreements that relate to consignment of inventories and delivery of such inventories to the suppliers’ customers.

•	Commercial jobber agreements specific to the sale of commercial lubricants, greases, and chemicals.

These agreements are customary in the industry and are usually month-to-month or year-to-year. Management believes that other suppliers will be available if required.

NOTE 16 —	401(k) and Profit Sharing Plan

Employee Stock Ownership Plan

The Company has an employee stock ownership plan (ESOP) that covers substantially all of its employees in the United States. A profit sharing portion of the plan allows for annual contributions of up to 15% of eligible salaries and wages, as determined by the board of directors, to be invested in company stock. The fair market value of the shares is determined by an independent appraiser on an annual basis, which determines the repurchase price and number of shares issued. Shares will be repurchased by the Company at the most recent appraisal price upon termination of employment. The fair value of shares subject to the repurchase obligation is approximately $12,550,000 at September 30, 2005. The shares were sold to MPI for approximately $20.4 million. (See Note 21.) The Company made profit sharing contributions of $250,000 for both years ended September 30, 2004 and 2005. There were no profit sharing contributions for the period ended September 17, 2006.

The ESOP includes a qualified deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to 10% of their compensation, subject to certain limits. The Company may elect to contribute a discretionary match equal to a uniform percentage of the amount of deferred compensation. The Company made discretionary matching contributions of approximately $308,000 and $343,000 for the year ended September 30, 2004 and 2005, respectively. There were no contributions for the period ended September 17, 2006.

During the years ended September 30, 2005 and 2004, the Company issued to the ESOP 13,373 and 18,968 shares, at approximately $36 and $21 per share, respectively, which is based on a valuation of the Company as of September 30, 2004 and 2003.

ESOP Participant Put Option

When employees retire or terminate their employment, they have certain options with respect to receiving payment for their shares. In general, employees have a put option to the Company within a specific period of time following the year-end of their termination in the ESOP. The employee will receive the fair market value based on an annual independent appraisal and may receive a note from the Company due over five years.

401(k) Profit Sharing Plan

Effective September 14, 2006, the Company established a new 401(k) Profit Sharing Plan separate from the ESOP. When the termination of the ESOP is approved by the Internal Revenue Service, as a result of the sale of the Company, the 401(k) attached to the ESOP will also be terminated. The asset balances from the original 401(k) will then be transferred to the new 401(k) Profit Sharing Plan. Under the plan, the employees may elect to defer up to 10% of their compensation, subject to certain limits. The Company may also elect to contribute a discretionary match equal to a uniform percentage of the amount of deferred compensation. Matching contributions for the period ended September 17, 2006 totaled approximately $465,000.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 17 —	Operating Leases

The Company has warehouses, office facilities, equipment, and commercial fueling sites under leases expiring over various terms through 2012 or on a month-to-month basis. Certain of these leases have provisions to extend the initial terms for periods that extend beyond the initial expiration date. The Company leases a marine facility, including warehouse and office facilities, under a five-year lease with two five-year options, and is subject to the Company maintaining its Marine Distributor Agreement and Deep Sea Consignee Agreement with the lessor. The Company leases a boat house, a commercial fueling facility, office facility, and a distribution facility from a lessor owned entirely or partially by stockholders of the Company, with lease terms of ten years with three five-year options.

The Company has certain terminaling agreements for bulk storage and throughput of diesel product. The leases are on a year-to-year or month-to-month basis and rentals are based on per barrel of product delivered to, and stored at, the terminals.

Rental expense for the years ended September 30, 2004 and 2005 and the period ended September 17, 2006 was approximately $1,500,000, $1,800,000 and $2,300,000, respectively, of which $815,000, $815,000 and $871,000 was paid to former stockholders for the years ended September 30, 2004 and 2005 and the period ended September 17, 2006, respectively.

The following is a schedule of future minimum rental payments required under operating leases and rental agreements that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2006:

Year Ending		Related
September 30,	Other	Parties

2007	$1,632,929	$871,135
2008	1,608,632	871,135
2009	1,419,504	871,135
2010	963,780	871,135
2011	748,813	871,135
Thereafter	618,000	723,361

	$6,991,658	$5,079,036

NOTE 18 —	Letter of Credit

In accordance with the terms of a reinsurance agreement, one of the Company’s bank issued an irrevocable letter of credit amounting to $1,215,000 in favor of the ceding insurer. The cash and cash equivalents and investments of Trinidad Insurance Group Ltd. are held as collateral by the Company’s bank to secure letters of credit.

NOTE 19 —	Contingencies

The Company is subject to various lawsuits, claims, and assessments. While the outcome of these matters is difficult to predict, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

PECOS, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 17, 2006, SEPTEMBER 30, 2005 AND 2004 — (Continued)

NOTE 20 —	Supplemental Disclosure of Cash Flow Information

Cash paid for during the period:

	2004	2005	2006

Interest	$665,247	$1,255,027	$4,398,980
Income taxes	$1,955,000	$4,907,416	$4,155,000

Supplementary Schedule of Noncash Investing and Financing Activities

See accompanying notes to the consolidated financial statements for additional noncash investing and financing activities.

NOTE 21 —	Subsequent Event

Change of Ownership

The board of directors of the Company and the trustees of Pecos, Inc. Employee Stock Ownership and 401(k) Plan approved the sale of the Company to MPI in a 100% stock acquisition. The acquisition was completed through the purchase of all outstanding shares, including the outstanding shares of the Pecos employee stock ownership plan, thus resulting in the plan’s dissolution. The total outstanding shares sold were for approximately $60.6 million as of September 18, 2006. In addition, approximately $3.1 million were paid to the employees who participated in the restricted stock awards plan, including those whose awards were cancelled prior to the change in ownership. The categories of shares sold are as follows:

	Shares	Amount

ESOP shares	353,049	$20,318,574
Employee and director shares	549,436	31,621,041
Other shares	150,631	8,669,115

	1,053,116	$60,608,730

In conjunction with the sale of the Company, MPI paid off $82,759,274 of the Company’s outstanding debt which was comprised of $77,842,608 of a line of credit and $4,916,666 of various long-term debts. MPI replaced its existing revolving and term credit facilities with a $185 million revolving credit facility which expires in 2011 and $155 million term loan which expires in 2013. The revolver is primarily collateralized with a first right to the trade receivables and inventory of the Company and the term loan is primarily collateralized by a first right in all the assets of the Company except trade receivables and inventory.

Report of Independent Registered Public Accounting Firm

Board of Directors
Canyon State Oil Company, Inc.

We have audited the accompanying consolidated balance sheets of Canyon State Oil Company, Inc. (an Arizona corporation) and Subsidiary as of June 30, 2005 and 2006, and the related consolidated statements of operations, stockholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canyon State Oil Company, Inc. and Subsidiary as of June 30, 2005 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  Grant Thornton LLP

Oklahoma City, Oklahoma
August 10, 2007

Canyon State Oil Company, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

	June 30,
	2005	2006

ASSETS
Current assets
Cash	$253,649	$745,163
Receivables
Trade, net of allowance for doubtful accounts	19,115,248	22,777,461
Related party	28,130	4,002,368

	19,143,378	26,779,829
Inventories	9,783,014	7,250,388
Prepaid expenses and other	330,272	633,394
Deferred income taxes	473,600	373,100

Total current assets	29,983,913	35,781,874
Property and equipment, net	10,294,090	9,866,092
Intangible assets, net	525,153	358,319
Goodwill	1,260,000	1,260,000
Other non-current assets	206,052	117,291

Total assets	$42,269,208	$47,383,576

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Short-term note payable	$9,294,301	$4,763,382
Accounts payable	14,732,535	16,635,459
Accrued and other liabilities
Income taxes	351,449	2,117,301
Excise and sales taxes	1,204,234	804,653
Accrued payroll and other	489,897	2,011,656
Current portion of long-term debt	530,615	530,615

Total current liabilities	26,603,031	26,863,066
Long-term liabilities
Long-term debt, net of current portion	2,389,709	1,872,627
Deferred income taxes	540,700	501,900
Other long-term liabilities	568,628	1,211,005

	3,499,037	3,585,532
Minority interest in net assets of subsidiary	2,693,049	2,829,525
Commitments and contingencies
Stockholder’s equity
Common stock — $10 par value, 10,000 shares authorized, 3,000 shares issued and outstanding at June 30, 2006 and 2005	30,000	30,000
Additional paid-in capital	1,149,538	1,149,538
Retained earnings	10,035,553	14,666,915
Less: Treasury stock, at cost, 2,440 shares	(1,741,000)	(1,741,000)

Total stockholder’s equity	9,474,091	14,105,453

Total liabilities and stockholder’s equity	$42,269,208	$47,383,576

The accompanying notes are an integral part of these statements.

Canyon State Oil Company, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS
Year ended June 30,

	2005	2006

Revenues	$176,081,330	$248,134,268
Cost of revenues	149,038,323	212,464,905

Gross profit	27,043,007	35,669,363
Operating expenses:
Selling, general and administrative	24,361,745	26,088,621
Depreciation and amortization	1,712,252	1,849,844

Total operating expenses	26,073,997	27,938,465

Operating profit	969,010	7,730,898
Other income (expense)
Interest expense	(389,231)	(559,969)
Interest and other income	505,983	618,012

	116,752	58,043

Income before income taxes and minority interest	1,085,762	7,788,941
Provision for income taxes	496,440	2,921,103

Net income before minority interest	589,322	4,867,838
Minority interest in net income (loss) of subsidiary	(29,156)	136,476

Net income	$618,478	$4,731,362

The accompanying notes are an integral part of these statements.

Canyon State Oil Company, Inc. and Subsidiary

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY
Year ended June 30, 2005 and 2006

	Common	Additional	Retained	Treasury	Total
	stock	paid-in capital	earnings	stock	equity

Balance at June 30, 2004	$30,000	$1,149,538	$9,492,075	$(1,741,000)	$8,930,613
Net income	—	—	618,478	—	618,478
Dividends paid to stockholder	—	—	(75,000)		(75,000)

Balance at June 30, 2005	30,000	1,149,538	10,035,553	(1,741,000)	9,474,091
Net income	—	—	4,731,362	—	4,731,362
Dividends paid to stockholder	—	—	(100,000)	—	(100,000)

Balance at June 30, 2006	$30,000	$1,149,538	$14,666,915	$(1,741,000)	$14,105,453

The accompanying notes are an integral part of these statements.

Canyon State Oil Company, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended June 30,

	2005	2006

Cash flows from operating activities
Net income	$618,478	$4,731,362
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	1,712,252	1,849,844
Loss on sale of assets	150,592	3,309
Forgiveness of long-term debt	(216,000)	(223,548)
Deferred income taxes	511,300	61,700
Minority interest in net income (loss) of subsidiary	(29,156)	136,476
Net changes in operating assets and liabilities:
Receivables-Trade	(4,389,409)	(3,662,213)
— Related party	—	(3,974,238)
Inventories	(1,513,129)	2,532,626
Prepaid expenses and other	(441,751)	(303,122)
Other assets	(80,838)	88,761
Accounts payable	4,299,112	1,902,924
Accrued and other long-term liabilities	487,503	3,530,407

Net cash provided by operating activities	1,108,954	6,674,288
Cash flows from investing activities
Additions to property and equipment	(2,632,138)	(1,260,821)
Proceeds from sale of property and equipment	65,650	2,500

Net cash used in investing activities	(2,566,488)	(1,258,321)
Cash flows from financing activities
Payment of cash dividends	(75,000)	(100,000)
Net borrowings under short-term note payable	1,182,884	(4,530,919)
Bank overdraft	614,040	—
Payments on long-term debt	(209,024)	(293,534)

Net cash provided by (used in) financing activities	1,512,900	(4,924,453)
Net increase in cash	55,366	491,514
Cash — beginning of year	198,283	253,649

Cash — end of year	$253,649	$745,163

Supplemental Cash Flow Information
Cash paid during the period for income taxes	$299,749	$1,086,150

Cash paid during the period for interest	$369,767	$582,696

Disclosure of Noncash Investing and Financing Activities
Assets acquired under capital lease agreement	$110,467	$—

The accompanying notes are an integral part of these statements.

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005 and 2006

NOTE A —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Canyon State Oil Company, Inc. (“Canyon”) was incorporated under the laws of the State of Arizona in November 1976. Under terms of an Operation and Maintenance Agreement, Canyon also operates Canyon State Oil Company of Colorado, LLC (“CSOC”) in Colorado. CSOC was formed under the laws of Delaware in May 2002, and is owned equally by the stockholder of the Company and a major oil company supplier. The accompanying consolidated financial statements include the accounts of Canyon and CSOC (collectively referred to as the “Company”), as Canyon is considered to hold a variable interest in CSOC. The Company is engaged in the wholesale distribution and sale of petroleum products and equipment, primarily in Arizona, Nevada, New Mexico, Colorado and Texas. The Company provides the majority of its products and services to automotive, transportation, commercial and industrial customers.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities — an interpretation of ARB No. 51. This interpretation requires companies with a controlling financial interest in another entity to consolidate the financial statements of that entity with those of the controlling enterprise. Even though Canyon’s stockholder owned only a 50% interest in the CSOC, through the terms of the Operation and Management Agreement, the Company controls the day-to-day operations of the Subsidiary, absorbs all losses and owns the receivables, inventories and accounts payable-trade arising from the related business activities of CSOC. Based upon these facts, the financial statements of CSOC are consolidated with those of Canyon for the twelve month periods ending June 30, 2006 and 2005. CSOC’s operations are normally reported on a calendar year basis, but for the purposes of these consolidated financial statements, the results of operations and cash flows are shown for the twelve months ended June 30, 2006 and 2005. All significant intercompany balances and transactions have been eliminated in consolidation.

As of and for the years ended June 30, 2005 and 2006, CSOC had assets of approximately $5,411,000 and $5,763,000, respectively, liabilities of approximately $25,000 and $104,000, respectively, revenues of approximately $19,001,000 and $23,820,000, respectively, and expenses of approximately $19,097,000 and $23,519,000, respectively.

Sale of ownership interests

In September 2006, the stockholder of the Company sold his equity interests in Canyon and CSOC to Simons Petroleum, Inc., a Texas corporation. Certain approvals were requested and received from major suppliers prior to this sale. Additionally, all indebtedness to a bank regarding the short-term note payable and the long-term debt included in the accompanying consolidated financial statements was paid at closing as a condition of the sale. Also as a condition of the sale, two parcels of real estate were distributed to the stockholder as a dividend prior to the closing.

Sale of real estate in related entities

In September 2006 and nearly simultaneously with the sale of the business ownership interests noted above, the stockholder and one related real estate entity sold most of the facilities leased to the Company in Arizona, Nevada, Texas, New Mexico and Colorado to an unrelated buyer. Under the terms of this sale, the rent payments under the leases existing at the time of the sale were generally renegotiated, and the lengths of the individual leases extended. See Note G for the terms of these new leases. As a condition of this real estate

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE A —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Sale of real estate in related entities — continued

sale, the management of Simons Petroleum, Inc. approved the sale and the terms of the new leases and the continuing guaranty of the leases by Simons.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in accounts which may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such accounts.

Related Party Receivable

During June 2006, the stockholder of the Company was advanced $4,000,000; this receivable was paid in full upon the sale of the Company in September 2006.

Trade Receivables and Allowance for Doubtful Accounts

Trade receivables primarily consist of sales of oils, lubricants, fuels and equipment, primarily to a diverse customer base, and are generally unsecured. Typically, trade receivables are due 10 to 30 days after the delivery date of products depending upon the product sold. The Company extends credit to customers based on an ongoing evaluation of the customer’s financial condition, creditworthiness and other factors.

The Company collects from its customers excise and sales taxes assessed by various taxing authorities. Such amounts are excluded from revenues, but are included in both trade receivables and accounts payable or accrued liabilities.

Trade receivables are reduced by an allowance for amounts that are estimated to be uncollectible. Receivables outstanding longer than the contractual payment terms are considered past due and the allowance for doubtful accounts is established by the Company based upon a review of historical losses and specific receivables outstanding. Receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE A —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Trade Receivables and Allowance for Doubtful Accounts — continued

The following table sets forth the activities in the allowance for doubtful accounts during fiscal years 2005 and 2006:

	2005	2006

Balance at beginning of period	$253,000	$454,000
Charges to provision for bad debts	300,000	—
Write-off of uncollectible accounts	(99,000)	(93,000)

Balance at end of year	$454,000	$361,000

Revenue Recognition

The Company recognizes revenue upon the delivery of products to its customers. This occurs when the customer takes ownership and assumes risk of loss, prices are fixed or determinable and collectibility is reasonably assured.

Freight Costs

Freight costs paid by the Company to third-party carriers are included as a component of cost of sales.

Promotional and Marketing Costs

The Company promotes its products and services to its customers through a variety of direct marketing activities. Marketing, promotional and administrative costs are expensed as incurred and included in selling, general and administrative expenses. Promotion costs for the years ended June 30, 2005 and 2006 totaled approximately $49,000 and $34,000, respectively.

Inventories

Inventories consist of oil, grease, lubricants, equipment, filters, fuel and other related products. Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method, except for fuels, which are determined using the first-in, first-out (FIFO) method.

If the FIFO method had been used to value inventories, the inventory values would have been approximately $571,000 and $1,256,000 greater at June 30, 2005 and 2006, respectively. Income before income taxes would have increased by approximately $413,000 and $645,000 for the years ended June 30, 2005 and 2006, respectively.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Ordinary maintenance and repairs are expensed as incurred. Improvements which significantly increase the value or useful life of property and equipment are capitalized.

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE A —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Property and Equipment — continued

Depreciation is calculated using the straight-line method. Estimated useful lives for purposes of depreciation are as follows:

Buildings and improvements	3 - 30 years
Office equipment	3 - 7 years
Transportation equipment	3 - 7 years
Tanks and other equipment	3 - 15 years

Environmental Costs

Environmental costs are expensed if they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Recoveries of environmental costs through insurance, indemnification arrangements or other sources are included in other assets to the extent such recoveries are considered probable.

Goodwill and Intangible Assets

The Company applies Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Goodwill is not amortized and is subject to an annual assessment for impairment at each year end and between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. Intangible assets subject to amortization are amortized on the straight-line method over their expected useful lives, and all intangibles are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. No impairment of goodwill or intangible assets was necessary for fiscal years 2005 or 2006.

Accounting for Long-Lived Assets

The Company reviews long-lived assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If long-lived assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No significant impairments on long-lived assets were recorded in fiscal years 2005 and 2006.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”). CSOC, a limited liability company, is classified as a partnership for income tax purposes; accordingly, income taxes are payable by the members and are not

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE A —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Income Taxes — continued

reflected in the consolidated financial statements. The Company is a taxable entity and a current income tax provision is accrued for estimated income taxes payable or refundable on tax returns for the period. Deferred income tax assets and liabilities reflect the future tax consequences of carryforwards and differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred income tax assets and liabilities reflect currently enacted income tax rates applicable to the period in which the carryforwards or the deferred tax assets or liabilities are expected to be realized or settled. The recognition and measurement of current taxes payable or refundable and deferred tax assets and liabilities requires that the Company make certain estimates and judgments. Changes to these estimates or a change in judgment may have a material impact on the Company’s tax provision in a future period. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. The classification of current and noncurrent deferred tax assets and liabilities is based on the classification of the assets and liabilities generating the difference.

Recent accounting pronouncements

In June 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (“FIN No. 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in SFAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE A —	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Recent accounting pronouncements — Continued

is unchanged by this interpretation. This interpretation is effective for fiscal years beginning after December 15, 2006. Management is determining whether the adoption, if any, of this pronouncement will have a material impact on the Company’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Accounting for Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, and establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial statements issued subsequent to November 15, 2007. The Company does not expect the new standard to have a material impact on its financial position or results of operations.

In March 2006, the Emerging Issues Task Force (“EITF”) published Abstract No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (“EITF No. 06-3”). The abstract requires a policy be adopted to present externally imposed taxes on revenue-producing transactions on either a gross or net basis. EITF No. 06-3 is effective in interim and annual financial periods beginning after December 15, 2006. The adoption of EITF No. 06-3 will not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” which provides entities with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact, if any, that SFAS No. 159 will have on its consolidated financial statements.

NOTE B —	PROPERTY AND EQUIPMENT

The following summarizes the major categories of property and equipment as of June 30:

	2005	2006

Buildings and leasehold improvements	$5,663,673	$7,471,106
Office equipment	1,925,995	1,655,932
Transportation equipment	3,526,419	3,086,360
Tanks and other equipment	5,979,305	5,984,173

	17,095,392	18,197,571
Less accumulated depreciation	7,833,342	9,370,414

	9,262,050	8,827,157
Land	918,000	918,000
Construction in progress	114,040	120,935

Property and equipment, net	$10,294,090	$9,866,092

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE B —	PROPERTY AND EQUIPMENT — Continued

Depreciation expense for the years ended June 30, 2005 and 2006 was approximately $1,458,000 and $1,646,000, respectively.

NOTE C —	GOODWILL AND INTANGIBLES

Goodwill arising from prior business acquisitions totaled $1,260,000 as of June 30, 2005 and 2006.

Intangible assets consist of covenants not-to-compete with former owners of acquired businesses. At June 30, 2005 and 2006, the aggregate cost of the intangibles was $800,500 and $780,000, respectively, and aggregate accumulated amortization was $275,347 and $421,681, respectively. These intangible assets are amortized over the five-year lives of the covenants.

Amortization expense for the years ended June 30, 2005 and 2006 was approximately $157,000 and $167,000, respectively. The estimated amortization expense for each of the next five years is:

Year ending June 30,

2007	$165,152
2008	146,833
2009	46,334

NOTE D —	SHORT-TERM NOTE PAYABLE

As of June 30, 2006, the Company had a line of credit agreement with a bank with a maximum borrowing limit of $18,000,000 limited to the sum of 89% of eligible accounts receivable and 35% (not to exceed $3,000,000) of eligible inventory. The short-term note payable was paid in September 2006 in conjunction with the sale of the Company as described in Note A.

Borrowings under this note accrued interest at the Company’s choice of a fixed rate equal to the LIBOR rate plus the applicable margin rate of 2.0%-2.75%, depending upon the ratio of funded debt to EBITDA, as defined in the agreement, or a variable rate equal to the prime rate. This note was collateralized by accounts receivable, inventories, equipment and other assets, and was guaranteed by the stockholder.

Under the terms of the loan agreement with the bank, the Company was required to comply with certain restrictive loan covenants. These covenants included the maintenance of net worth, debt service and other financial ratios. The bank waived the non-compliance of certain requirements for the year ended June 30, 2005, and the Company was in compliance with these covenants for the year ended June 30, 2006.

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE E —	LONG-TERM DEBT

Long-term debt consists of the following at June 30:

	2005	2006

Capital lease obligation; bearing interest at 3.037%; due in monthly installments of $3,214, including interest: collateralized by equipment; matures in October 2007	$88,263	$51,872
Note payable to a bank; bearing interest at the LIBOR rate plus 2.5% (effective rate of 8.3% at March 31, 2007); due in monthly installments of $21,429, including interest; collateralized by real estate and equipment; paid off in September 2006	1,007,143	750,000
Note payable; non-interest-bearing; amortized in varying monthly amounts based on inventory purchase volumes; collateralized by inventories of petroleum products, accessories, other automotive and non-automotive merchandise and accounts receivable; guaranteed by the stockholder of the Company; matures August 2016	1,824,918	1,601,370

	2,920,324	2,403,242
Less current portion of long-term debt	530,615	530,615

	$2,389,709	$1,872,627

Aggregate maturities of long-term debt at June 30, 2006 are as follows:

Year ending June 30
2007	$530,615
2008	530,827
2009	513,214
2010	292,500
2011	295,200
Thereafter	240,886

$2,403,242

NOTE F —	INCOME TAXES

Income tax expense consists of the following:

	Year Ended	Year Ended
	June 30,	June 30,
	2005	2006

Provision (benefit) for income taxes
Current
Federal	$396,377	$2,400,823
State	62,363	458,580
Deferred
Federal	31,300	51,200
State	6,400	10,500

	$496,440	$2,921,103

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE F — INCOME TAXES — Continued

Deferred tax assets and liabilities consist of the following at June 30:

	2005	2006

Deferred tax liabilities
Property and intangibles	$(540,700)	$(501,900)

Deferred tax assets
Allowance for doubtful accounts	172,700	137,200
Inventories	297,600	235,900
Accrued expenses	3,300	—

	473,600	373,100
Valuation allowance for deferred tax assets	—	—

Net deferred tax liabilities	$(67,100)	$(128,800)

The effective rates differ from the U.S. Statutory tax rate primarily due to graduated tax rates, state taxes and non-deductible meals and entertainment. The total state income tax provision was also reduced for utilization of enterprise zone credits.

NOTE G —	COMMITMENTS AND CONTINGENCIES

Leases

The Company is obligated under certain non-cancellable, triple net, operating leases for warehousing and office facilities. The Company also has additional obligations under other non-cancellable operating leases with unrelated third-parties for the majority of its transportation equipment.

As of June 30, 2005 and 2006, all of the leases for office and warehouse facilities were with related entities owned entirely or primarily by the stockholder along with key management personnel of the Company and its subsidiary.

As explained in Note A, subsequent to June 30, 2006, the stockholder, CSCO and one related real estate entity sold certain locations of their real property leased to the Company and CSCO to a third-party buyer. At the time of these sales, the operating leases for these properties were updated. With these sales transactions with unrelated parties completed in September 2006, the Company and CSOC were then obligated under operating leases for their facilities with the new third-party buyers and with three continuing related entities.

The following table summarizes the Company’s future minimum lease payments under the new non-cancellable operating lease agreements, including the related party leases, for each of the next five years:

Year ending June 30
2007	$2,805,051
2008	2,558,439
2009	2,413,270
2010	2,229,461
2011	2,083,725
Thereafter	11,142,266

$23,232,212

Canyon State Oil Company, Inc. and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2005 and 2006

NOTE G —	COMMITMENTS AND CONTINGENCIES — Continued

Lease expense for the years ended June 30, 2005 and 2006 was approximately $2,383,000 and $2,405,000, respectively. Of this total lease expense, approximately $1,067,000 was to related parties for each of the years ended June 30, 2005 and 2006.

Loan Guaranty

As of June 30, 2005 and 2006, the Company was a guarantor for certain obligations to a bank related to certain real property and improvements which were owned by the stockholder and leased to the Company as described previously. These obligations were paid in their entirety in September 2006 as a condition of the sales of the real properties also described previously. With the payment of these loans, the Company was released from any further guaranty or other obligations under these loans.

Litigation

The Company from time to time is involved in certain litigation arising in the normal course of business. Management does not believe the outcome of these matters will have a material impact on the consolidated financial position or results of operations of the Company.

NOTE H —	EMPLOYEE BENEFITS

Profit Sharing Plan

The Company has a retirement plan covering substantially all qualified corporate employees under section 401(k) of the Internal Revenue Code. Under the plan, participants may contribute up to a dollar limit provided by Internal Revenue Service guidelines (changing annually) to their plan accounts. The Company contributed for each participant a discretionary matching contribution (currently equal to 50% of the participant’s contribution to a maximum of 8% of each employee’s annual compensation). The Company may also make other discretionary contributions. The Company’s expense under the plan was approximately $154,000 and $175,000 for the years ended June 30, 2005 and 2006, respectively.

PART II

Information Not Required In Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of the common stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fees and the New York Stock Exchange listing fee.

Amount
to be Paid

SEC registration fee	$12,280
NASD filing fee	40,500
New York Stock Exchange listing fee	*
Printing and engraving costs	*
Legal fees and expenses	*
Accountants’ fees and expense	*
Blue sky qualification fees and expenses	*
Transfer agent fees	*
Miscellaneous	*

Total	$ *

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, or DGCL, provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, for any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation will contain a provision to limit the personal liability of our director’s violations of their fiduciary duty. This provision will eliminate each director’s liability to us and our stockholders for monetary damages except (i) for any breach of the director’s duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation will authorize us to purchase and maintain insurance to protect itself and any director, officer, employee or agent of ours or another business entity against any expense, liability or loss incurred by him or her in any such capacity or arising out of his or her status as such, regardless of whether we would have the power to indemnify such person under our bylaws or the DGCL.

We maintain directors and officers liability insurance, which covers directors and officers against certain claims or liabilities arising out of the performance of their duties. In addition, we intend to enter into separate indemnification agreements with our directors, officers and certain employees which will provide such persons with contractual rights to indemnification, and expense advance and reimbursement, to the fullest extent permitted under the DGCL.

The underwriting agreement with the underwriters will provide for the indemnification of our directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

In connection with its formation in August 2007, Maxum Petroleum Holdings, Inc. issued 1,000 shares of its common stock to two individuals. The shares were issued in reliance upon an exemption from registration afforded by Section 4(2) of the Securities Act. No underwriters, brokers or finders were involved in the above transaction.

Item 16.	Exhibits.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because they are not applicable or because the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

We hereby undertake that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Old Greenwich, Connecticut, on August 13, 2007.

MAXUM PETROLEUM HOLDINGS, INC.

By:	/s/ Michel P. Salbaing
Michel P. Salbaing
Chief Financial Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints E. Perot Bissell and Michel P. Salbaing as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on August 13, 2007.

Signature	Title

/s/ E. Perot Bissell E. Perot Bissell	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michel P. Salbaing Michel P. Salbaing	Chief Financial Officer and Director (Principal Financial Officer)

/s/ William W. Huffman, Jr. William W. Huffman, Jr.	Chief Accounting Officer (Principal Accounting Officer)

Exhibit Index

Number		Description

1	.1*	Form of Underwriting Agreement
2.1		Agreement and Plan of Merger, dated as of January 16, 2004, among SPI Petroleum LLC, Simons Acquisition Co., Inc., Simons Petroleum, Inc. and Simons Texas Limited Partnership
2.2		First Amendment to Agreement and Plan of Merger, dated as of April 9, 2004, among SPI Petroleum LLC, Simons Acquisition Co., Inc., Simons Petroleum, Inc. and Simons Texas Limited Partnership
2.3		Stock Purchase Agreement, dated as of January 12, 2006, between SPI Petroleum LLC, ETI Acquisition LLC, Simons Petroleum, Inc., Energy Transport, Inc. and the shareholders of Hartney Fuel Oil Co.
2.4		Stock Purchase Agreement, dated as of September 18, 2006, between Pecos, Inc., the Pecos Employee Stock Ownership and 401(K) Plan, the other shareholders of Pecos, Inc. named therein and Global Petroleum, Inc.
2.5		Stock Purchase Agreement, dated as of September 18, 2006, between Simons Petroleum, Inc., SPI Petroleum LLC and the shareholders of Canyon State Oil Company, Inc. named therein
2.6		Stock Purchase Agreement, dated as of May 1, 2007, between Petroleum Products, Inc., Petroleum Transport, Inc., Patrick C. Graney, III and Maxum Petroleum, Inc.
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant
3	.2*	Bylaws of the Registrant
4	.1*	Specimen Common Stock Certificate
4	.2*	Form of Registration Rights Agreement
4	.3*	Form of Rights Agreement
5	.1*	Opinion of Kirkland & Ellis LLP
10.1		Credit Agreement, dated as of September 18, 2006, between Global Petroleum, Inc., as borrower, the several lenders from time to time thereto, PNC Bank, National Association, as documentation agent and syndication agent, and JPMorgan Chase Bank, N.A., as administrative agent
10.2		First Amendment to the Credit Agreement, dated as of October 26, 2006, between SPI Petroleum LLC, Global Petroleum, Inc., as borrower, the several lenders from time to time thereto, PNC Bank, National Association, as documentation agent and syndication agent, and JPMorgan Chase Bank, N.A., as administrative agent
10.3		Second Amendment to the Credit Agreement, dated as of May 1, 2007, between SPI Petroleum LLC, Maxum Petroleum, Inc., as borrower, the several lenders from time to time thereto, PNC Bank, National Association, as documentation agent and syndication agent, and JPMorgan Chase Bank, N.A., as administrative agent
10.4		Revolving Credit and Security Agreement, dated as of September 18, 2006, between PNC Bank, National Association as lender and as agent, JPMorgan Chase Bank, N.A., Bank of America, N.A., the CIT Group/Business Credit LLC and Wells Fargo Foothill, LLC as co-documentation agents, PNC Capital Markets LLC and J.P. Morgan Securities Inc. as co-lead arrangers and joint bookrunners and SPI Petroleum LLC along with the other parties listed on Annex A thereto as the borrowers
10.5		First Amendment to the Revolving Credit and Security Agreement, dated as of October 26, 2006, between SPI Petroleum LLC, the parties listed on Annex A thereto as the borrowers, the financial institutions which are now or which hereafter become a party thereto, JPMorgan Chase Bank, N.A., Bank of America, N.A., the CIT Group/Business Credit LLC, LaSalle Business Credit LLC and Wells Fargo Foothill, LLC as co-documentation agents and PNC Bank, National Association as agent
10.6		Second Amendment to the Revolving Credit and Security Agreement, dated as of May 1, 2007, between SPI Petroleum LLC and its affiliates named therein as the borrowers, PNC Bank, National Association as the agent and lender, and the other financial institutions from time to time thereto as the lenders and JPMorgan Chase Bank, N.A., Bank of America, N.A., the CIT Group/Business Credit LLC, LaSalle Business Credit LLC and Wells Fargo Foothill, LLC as co-documentation agents
10.7		Professional Services Agreement, dated as of September 18, 2006, between NCA II Management, LLC, Waud Capital Partners, L.L.C., RBCP Energy Fund Investments, LP, Global Petroleum, Inc., Simons Petroleum, Inc. and SPI Petroleum LLC
10.8		Letter agreement regarding the Professional Services Agreement, dated as of April 27, 2007, between NCA Management II, LLC, RBCP Energy Fund Investments, LP, Waud Capital Partners, L.L.C., SPI Petroleum LLC, Maxum Petroleum, LLC and Simons Petroleum, Inc.

Number		Description

10.9		Executive Agreement, dated as of April 10, 2006, between SPI Petroleum LLC and E. Perot Bissell
10.10		Amended and Restated Senior Management Agreement, dated as of September 18, 2006, between SPI Petroleum LLC, Simons Petroleum, Inc., Simons Texas Limited Partnership, Roger Simons and the investment fund parties thereto
10.11		Executive Unit Agreement, dated as of April 9, 2004, between SPI Petroleum LLC, Michael N. McDonald and the investment fund parties thereto
21	.1*	List of Subsidiaries
23.1		Consent of Grant Thornton LLP
23.2		Consent of McGladrey & Pullen, LLP
23.3		Consent of Windes & McClaughry
23.5		Consent of Kirkland & Elllis LLP (included in Exhibit 5.1)
24.1		Power of Attorney (included on page II-3)

*	To be filed by amendment